Filed pursuant to Rule 424(B)(1)

SEC File No. 333-111470

Offer to Exchange All 10¾% Senior Notes due 2011

for 10¾% Senior Notes due 2011

of

The Exchange Offer will expire at 5:00 P.M.,

New York City time, on February 13, 2004, unless extended.

Terms of the exchange offer:

•	We will issue up to $150,000,000 aggregate principal amount of new notes.

•	We will exchange new notes for all outstanding old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

•	The exchange of new notes for old notes will not be a taxable transaction for U.S. federal income tax purposes but you should see the discussion under the caption “Material U.S. Federal Income Tax Considerations” on page 113 for more information.

•	We will not receive any cash proceeds from the exchange offer.

•	The terms of the new notes are substantially identical to those of the outstanding old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

•	The old notes are, and the new notes will be, guaranteed on a senior unsecured basis by all of our current and future domestic restricted subsidiaries, other than certain immaterial subsidiaries.

•	The exchange offer is the initial public offering of the new notes.

•	There is no established trading market for the new notes or the old notes.

•	We do not intend to apply for listing of the new notes on any national securities exchange or for quotation through The Nasdaq National Market.

See “ Risk Factors” beginning on page 13 for a discussion of risks you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 16, 2004

NOTICE TO INVESTORS

Except as described below, based on interpretations of the staff of the SEC set forth in no-action letters issued to third parties, we believe that the new notes issued in exchange for old notes may be offered for resale, resold, and otherwise transferred by a holder without further registration under the Securities Act of 1933 and without delivering a prospectus in connection with any resale of the new notes, provided that the holder:

•	is acquiring the new notes in the ordinary course of its business;

•	is not engaging nor intends to engage, and has no arrangement or understanding with any person to participate, in the distribution of the new notes; and

•	is not an “affiliate” of MetroPCS within the meaning of Rule 405 under the Securities Act.

Holders wishing to tender their old notes in the exchange offer must represent to us that these conditions have been met.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the new notes cannot rely on these interpretations by the SEC staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Unless an exemption from registration is otherwise available, any secondary resale by a holder intending to distribute new notes should be covered by an effective registration statement under the Securities Act containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

Each broker-dealer who holds old notes acquired for its own account as a result of market-making or other trading activities may exchange the old notes pursuant to the exchange offer. However, the broker-dealer may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with its initial resale of each new note received in the exchange offer. The letter of transmittal states that by acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Under existing interpretations of the SEC and for so long as the registration statement of which this prospectus is a part is effective under the Securities Act, a broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with its resales of new notes received for its account in exchange for old notes that were acquired by the broker-dealer as a result of market-making or other trading activities. The SEC may change these interpretations at any time. We have agreed that until the earlier of (i) the close of business 180 days after the expiration date of the exchange offer and (ii) the date on which all broker-dealers have sold all such new notes, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.” If we do not receive any letters of transmittal from broker-dealers requesting to use this prospectus in connection with resales of new notes, we intend to terminate the effectiveness of the registration statement as soon as practicable after the consummation or termination of the exchange offer. After we terminate the effectiveness of the registration statement, broker-dealers will not be able to use this prospectus in connection with resales of new notes. As a result, any broker-dealers intending to use this prospectus in connection with resales of new notes must deliver to us a letter of transmittal so stating.

The old notes and the new notes constitute new issues of securities with no established public trading market. We do not intend to apply for listing of the old notes or the new notes on any securities exchange or for inclusion of the old notes or the new notes in any automated quotation system. We cannot assure you that:

•	an active public market for the new notes will develop;

•	any market that may develop for the new notes will be liquid; or

•	holders will be able to sell the new notes at all or at favorable prices.

i

Future trading prices of the new notes will depend on many factors, including among other things, prevailing interest rates, our operating results, our credit rating and the market for similar securities.

The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance thereof would violate the securities or blue sky laws of that jurisdiction.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are subject to risks and uncertainties. You should not place undue reliance on these statements. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as “anticipate,” “expect,” “plan,” “intend” and similar expressions. We base these statements on assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate in these circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements. These factors include those described under “Risk Factors,” including the following:

•	management’s expectations and estimates concerning future financial performance, financing plans and the effect of competition;

•	pricing and market strategies, and expansion, consolidation and other activities of our competitors;

•	our leverage and debt service requirements;

•	anticipated trends and general economic and business conditions in the wireless communications industry, both nationally and in our markets; and

•	existing and future governmental regulation.

All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our cautionary statements. We do not intend to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events, except as required by law.

You should read carefully the factors described in the “Risk Factors” section of this prospectus for a description of risks that could, among other things, cause actual results to differ from these forward-looking statements.

In this prospectus, the term “POPs” refers to the aggregate number of persons located in a given area, the term “PCS” refers to personal communications services and the term “FCC” refers to the U.S. Federal Communications Commission. Unless otherwise indicated, numbers of POPs have been derived from estimated U.S. population data in the Wireless Telecom Atlas & Databook 2002 published by Paul Kagan Associates, Inc., a leading media research firm. Industry data used throughout this prospectus were obtained from industry publications. Industry publications generally indicate that the information provided or contained in them has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information are not guaranteed. We have not independently verified such industry data. Some of the information provided in this prospectus has been obtained from publicly available sources, generally without our independent verification.

ii

In this prospectus, the term “MetroPCS” refers to MetroPCS, Inc., and the terms “we,” “our,” and “us” refer to MetroPCS, Inc. together with its subsidiaries, except in the “Description of Notes” section and in other places where it is clear from the context that the term means only MetroPCS, Inc., the issuer of the notes. We use “metroPCS,” “MetroPCS Wireless” and the MetroPCS, Inc. logo as our trademarks. This prospectus also may include trademarks that are not ours.

iii

PROSPECTUS SUMMARY

This summary highlights selected information about us and the notes. This summary is not complete and does not contain all the information that is important to you. To understand the offer of notes fully and for a more complete description of the legal terms of the notes, you should carefully read this entire prospectus, especially the risks of investing in the notes discussed under “Risk Factors.”

MetroPCS

We provide wireless communications services in the greater San Francisco, Miami, Atlanta and Sacramento metropolitan areas. We hold 14 PCS licenses clustered in these markets with a total population of approximately 22.6 million. We launched service in our Miami, Atlanta and Sacramento markets in the first quarter of 2002, and in our San Francisco market in September 2002. In November 2003, we launched our west Florida market, which includes Naples and Fort Myers. After 20 months of operation, our network covered 17.6 million POPs and, as of September 30, 2003, we had approximately 859,000 subscribers. For the three months ended September 30, 2003, we had total revenues of $116.9 million and net income of $8.5 million.

Our principal business strategy is to provide simple-to-use and affordable mobile phone service to the mass market, which we believe is currently underserved by traditional wireless carriers. Our service, branded under the “metroPCS” name, allows our customers to place unlimited wireless calls within a local calling area and to receive unlimited calls from any area for a flat monthly rate of $35. We also provide long distance service, caller ID, text messaging and other value-added services for additional fees, which resulted in average monthly revenue per user, or ARPU, of approximately $37 for the three months ended September 30, 2003. Our subscribers pay for our service in advance, and we do not require a long-term service contract. We believe that our differentiated market position and service offering has led to high rates of customer acceptance and subscriber growth, reflected by the 4.9% market penetration that we reached in 20 months of operation. Because of our unlimited calling plan, our subscribers average approximately 1,600 minutes of use per month, compared to approximately 600 minutes per month for subscribers of traditional wireless carriers.

We have deployed a 100% Code Division Multiple Access Single Carrier (1x) Radio Transmission Technology, or CDMA 1XRTT, network in each of our markets that is designed specifically to provide the capacity necessary to satisfy the usage requirements of our subscribers. CDMA 1XRTT technology provides us with substantially more voice and data capacity than the Time Division Multiple Access, or TDMA, or Global System for Mobile Communications, or GSM, or first generation CDMA networks more commonly used by other U.S. wireless carriers. We believe we were the first wireless company in the United States to deploy an all-digital network based on third generation infrastructure. All of our subscribers have CDMA 1XRTT-compatible handsets. We also hold 30 MHz of PCS spectrum in 13 of the 14 licensed markets that we serve, which combined with our CDMA 1XRTT network, currently allows us to rapidly and cost-effectively add network capacity without cell splitting. We believe that the combination of our network technology, network design and spectrum depth makes us uniquely suited to efficiently serve the usage demands of our subscribers and provides us with a competitive advantage.

Competitive Strengths

We believe our business has many compelling and sustainable competitive strengths, including:

Differentiated Service Offering. We provide our subscribers with unlimited local wireless services at a low, fixed price, with no long-term contract requirement. In November 2003, we began to formally market a new service offering, which provides our subscribers with unlimited long distance wireless services at a low, fixed price, with no long-term contract requirement. We believe this represents a unique value proposition for our subscribers that differs from offerings of traditional wireless carriers. We also believe that our ability to capture approximately 859,000 subscribers through September 30, 2003 demonstrates the demand for our offering.

Major Market Focus. Our service areas include four of the 25 most populous metropolitan areas in the United States: San Francisco, Miami, Atlanta, and Sacramento. We believe the population density of our market clusters results in increased efficiencies in network deployment, operating costs and product distribution. Our markets have an average population density of 335 POPs per square mile, over four times the national average. In addition, the population of our markets is growing at an average of 1.5 times faster than the national average and the average household income in our markets is $5,000 above the national average. Based on these statistics, we believe our markets have the most attractive profile of any U.S. wireless carrier.

Low Cost Provider. We believe that our operating strategy, network design, population density and spectrum position have allowed us to become the lowest cost provider of wireless services in the United States. For the three months ended September 30, 2003, our monthly cash cost per user, or CCPU, was approximately $18, which is significantly less than the industry average of $31. In addition, our targeted marketing and cost-effective distribution strategies have allowed us to realize a cost per gross addition, or CPGA, of approximately $100 for the three months ended September 30, 2003, which is almost one-quarter of the industry average. Furthermore, the population density of our markets has allowed us to incur total network build-out costs through September 30, 2003 of approximately $28 per covered POP, which is significantly less than the costs per covered POP incurred by traditional wireless carriers.

Rapid, Profitable Growth. We launched operations in our first markets in the first quarter of 2002 and achieved positive consolidated adjusted EBITDA within 12 months of operation (first quarter of 2003) and positive consolidated free cash flow (defined as adjusted EBITDA less capital expenditures plus changes in working capital) within 15 months of operation (second quarter of 2003). We believe that we reached these milestones faster than any other wireless carrier. For the three months ended September 30, 2003, our ARPU was approximately $37, resulting in average monthly cash profit per subscriber (defined as ARPU less CCPU) of approximately $19, and our average payback period for new subscribers (defined as CPGA divided by monthly cash profit per subscriber) was approximately 5.3 months.

Strong Capitalization and Liquidity Position. Our current business plan is fully funded. We will use the proceeds from the sale of the old notes to accelerate our business plan, while maintaining an expected cash liquidity cushion of approximately $100 million. We will have less total debt and less debt per covered POP than any publicly traded wireless services company in the United States. Since our inception, we have financed our operations primarily through equity investments. To date, we have raised $455.5 million in equity capital.

Valuable Spectrum Portfolio. Based on the average winning bids for wireless spectrum in FCC Auction 35 held in January 2001, the implied value of our FCC licenses would be as high as $3.5 billion, and recent comparative transactions imply a market value of approximately $1.5 billion. Although 13 of our 14 licenses cover 30 MHz of spectrum, our business plan requires only 20 MHz. This allows us the flexibility to sell or swap portions of our spectrum without affecting our business. In February 2002, we completed our only spectrum sale to date, selling 10 MHz of spectrum in our Atlanta market for $290.0 million.

Business Strategy

We believe there is substantial demand for affordable wireless services in our markets and that many prospective customers currently refrain from subscribing to or extensively using traditional wireless communications services due to high prices or unattractive and confusing calling plans. We believe that this is demonstrated by our estimate that approximately 40% of our subscribers are first-time wireless users. We also believe that our service reduces or eliminates the gap between existing wireless and wireline pricing, which we believe stimulates usage of our wireless service and may contribute to driving U.S. wireless penetration rates in our markets to levels comparable to those in Europe and Asia. The major components of our strategy are:

Offer Affordable Wireless Services. We provide wireless communications services to our subscribers at a flat rate that results in average per minute costs that are significantly lower than rates charged by other wireless service providers and that are competitive with traditional wireline services. Like traditional wireline pricing plans, we charge separately for enhanced features in order to preserve a low fixed monthly price for basic airtime. In addition, we also charge separately for long distance for subscribers on our basic unlimited local calling plan. We believe this pricing strategy has stimulated customer acceptance and usage of our wireless services. Additionally, our cost structure has allowed us to generate an average monthly cash profit per subscriber of approximately $19 for the three months ended September 30, 2003.

Enhance Our Network. We intend to expand our network coverage to include an additional 2.2 million POPs within our existing markets, including areas in which we hold licenses but have not launched commercial service, such as cities on the east coast of Florida, cities in the greater Atlanta metropolitan area and the travel corridor between our San Francisco and Sacramento markets. We also intend to supplement our existing coverage footprint to ensure quality levels and improve in-building penetration in urban areas. We believe these enhancements will further increase our customer satisfaction and contribute to our success.

Introduce Mobile Data Services. Our existing CDMA 1XRTT network is designed to provide a range of data services. We introduced color screen, data capable handsets into our markets in the third quarter of 2003 and will continue to expand our offering of next-generation handsets in the fourth quarter as unit pricing continues to decline. We also intend to introduce basic data services, including binary runtime environment for wireless, or BREW, games and ringtones, in the fourth quarter of 2003. We believe the combination of enhanced network coverage and new data features will further enhance our competitive position.

Utilize Excess Spectrum. We have excess spectrum in a number of our markets, which we may choose to swap for spectrum in new markets or sell for cash. We expect that any expansion of our network that we pursue would be in markets with characteristics similar to those in our current markets, which we believe would enable us to profitably and efficiently introduce our service.

The Exchange Offer

On September 29, 2003, we completed a private offering of the old notes. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed, among other things, to use our commercially reasonable efforts to complete this exchange offer. The following summary highlights selected information from this prospectus concerning the exchange offer and may not contain all of the information that is important to you. We encourage you to read the entire prospectus carefully.

Old Notes	10¾% Senior Notes due 2011, which were issued on September 29, 2003.

New Notes

10¾% Senior Notes due 2011. The terms of the new notes are substantially identical to those of the outstanding old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

Exchange Offer

We are offering to issue up to $150,000,000 aggregate principal amount of the new notes in exchange for a like principal amount of the old notes to satisfy our obligations under the registration rights agreement that we entered into when the old notes were sold in transactions under Rule 144A under the Securities Act.

Expiration Date; Tenders	The exchange offer will expire at 5:00 p.m., New York City time, on February 13, 2004, unless extended. By tendering your old notes, you represent to us that:

• you are not our “affiliate” as defined in Rule 405 under the Securities Act

• any new notes you receive in the exchange offer are being acquired by you in the ordinary course of your business

•      at the time of commencement of the exchange offer, neither you nor, to your knowledge, anyone receiving new notes from you, has any arrangement or understanding with any person to participate in the distribution of the new notes, as defined in the Securities Act, in violation of the Securities Act

• if you are not a participating broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the new notes, as defined in the Securities Act and

•      if you are a broker-dealer, you will receive the new notes for your own account in exchange for old notes that were acquired by you as a result of your market-making or other trading activities and that you will deliver a prospectus in connection with any resale of the new notes you receive. For further information regarding resales of the new notes by participating broker-dealers, see the discussion below under the caption “Plan of Distribution” on page 118.

Withdrawal; Non-Acceptance	You may withdraw any old notes tendered in the exchange offer at any time prior to 5:00 p.m., New York City time, on February 13,

2004. If we decide for any reason not to accept any old notes tendered for exchange, the old notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company, any withdrawn or unaccepted old notes will be credited to the tendering holder’s account at The Depository Trust Company. For further information regarding the withdrawal of tendered old notes, see “The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Old Notes” on pages 19 to 24 and “—Withdrawal Rights” on pages 23 to 24.

Conditions to the Exchange Offer

The exchange offer is subject to customary conditions, which we may waive. See the discussion below under the caption “The Exchange Offer—Conditions to the Exchange Offer” on page 24 for more information regarding the conditions to the exchange offer.

Procedures for Tendering Old Notes

Unless you comply with the procedures described below under the caption “The Exchange Offer—Guaranteed Delivery Procedures” on page 23, you must do one of the following on or prior to the expiration of the exchange offer to participate in the exchange offer:

•      tender your old notes by sending the certificates for your old notes, in proper form for transfer, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other documents required by the letter of transmittal, to U.S. Bank National Association as exchange agent, at one of the addresses listed below under the caption “The Exchange Offer—Exchange Agent” on page 25.

•      tender your old notes by using the book-entry transfer procedures described below and transmitting a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent’s message instead of the letter of transmittal, to the exchange agent. In order for a book-entry transfer to constitute a valid tender of your old notes in the exchange offer, U.S. Bank National Association, as exchange agent, must receive a confirmation of book-entry transfer of your old notes into the exchange agent’s account at The Depository Trust Company prior to the expiration of the exchange offer. For more information regarding the use of book-entry transfer procedures, including a description of the required agent’s message, see the discussion below under the caption “The Exchange Offer—Book-Entry Transfer” on pages 22 to 23.

Guaranteed Delivery Procedures	If you are a registered holder of the old notes and wish to tender your old notes in the exchange offer, but

• the old notes are not immediately available,

• time will not permit your old notes or other required documents to reach the exchange agent before the expiration of the exchange offer, or

• the procedure for book-entry transfer cannot be completed prior to the expiration of the exchange offer,

then you may tender old notes by following the procedures described below under the caption “The Exchange Offer—Guaranteed Delivery Procedures” on page 23.

Special Procedures for Beneficial Owners

If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should promptly contact the person in whose name the old notes are registered and instruct that person to tender on your behalf.

If you wish to tender in the exchange offer on your own behalf, prior to completing and executing the letter of transmittal and delivering your old notes, you must either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the person in whose name the old notes are registered.

United States Federal Income Tax Considerations

The exchange of new notes for old notes in the exchange offer will not be a taxable transaction for United States federal income tax purposes. See the discussion below under the caption “Material U.S. Federal Income Tax Considerations” on page 113 for more information regarding the tax consequences to you of the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Exchange Agent

U.S. Bank National Association is the exchange agent for the exchange offer. You can find the addresses and telephone number of the exchange agent below under the caption “The Exchange Offer—Exchange Agent” on page 25.

Resales

Based on interpretations by the staff of the Securities and Exchange Commission, as set forth in no-action letters issued to third parties, we believe that the new notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act. However, you will not be able to freely transfer the new notes if:

• you are our “affiliate,” as defined in Rule 405 under the Securities Act

• you are not acquiring the new notes in the exchange offer in the ordinary course of your business

• you have an arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act of the new notes, you will receive in the exchange offer or

•      you are a participating broker-dealer that receives new notes for its own account in the exchange offer in exchange for old notes that were acquired as a result of market-making or other trading activities.

If you fall within one of the exceptions listed above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction involving the new notes.

Consequences of Not Exchanging Old Notes

If you do not exchange your old notes in the exchange offer, your old notes will continue to be subject to the restrictions on transfer described in the legend on the certificate for your old notes. In general, you may offer or sell your old notes only:

•	if they are registered under the Securities Act and applicable state securities laws;

•	if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

•	if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

We do not currently intend to register the old notes under the Securities Act. For more information regarding the consequences of not tendering your old notes, see “The Exchange Offer—Consequences of Exchanging or Failing to Exchange Old Notes” on pages 25 to 26.

Terms of the New Notes

The terms of the new notes and the old notes are substantially identical except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes. The summary below describes the principal terms of the notes. The terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this offering memorandum contains a more detailed description of the terms and conditions of the new notes.

Issuer	MetroPCS, Inc.

Securities Offered	$150,000,000 in aggregate principal amount of 10¾% Senior Notes due 2011.

Maturity Date	October 1, 2011.

Interest Payment Dates	April 1 and October 1 of each year, commencing April 1, 2004.

Guarantees	The new notes will be guaranteed on a senior unsecured basis by all of our current and future domestic restricted subsidiaries, other than certain immaterial subsidiaries.

Ranking

The new notes will rank equally with all of MetroPCS’s future senior unsecured indebtedness, and will rank senior to all of MetroPCS’s future subordinated indebtedness. The new notes will be effectively subordinated, however, to MetroPCS’s existing and future secured indebtedness to the extent of the collateral securing such indebtedness.

The guarantees of the new notes will rank equally with all of the guarantors’ future senior unsecured indebtedness, and will rank senior to all of the guarantors’ future subordinated indebtedness. The guarantees will be effectively subordinated, however, to the guarantors’ existing and future secured indebtedness to the extent of the collateral securing such indebtedness.

As of September 30, 2003, the guarantors had $44.5 million of secured indebtedness. The indenture governing the new notes will permit MetroPCS and its restricted subsidiaries to incur additional indebtedness, including additional secured indebtedness, in the future.

Optional Redemption	MetroPCS may, at its option, redeem some or all of the notes at any time on or after October 1, 2007, at the redemption prices set forth under “Description of Notes—Optional Redemption.”

In addition, prior to October 1, 2006, MetroPCS may, at its option, redeem notes with the net proceeds of sales of its equity at the redemption price set forth under “Description of Notes—Optional Redemption.” We may make the redemption only if, after the redemption, at least 65% of the initial aggregate principal amount of the new notes and the unexchanged old notes remains outstanding.

Mandatory Repurchase Offer

If MetroPCS or its restricted subsidiaries sell assets or experience a change of control, MetroPCS may be required to offer to repurchase the new notes at the prices set forth under “Description of Notes—Repurchase at the Option of Holders.”

Covenants	The indenture governing the new notes, among other things, restricts the ability of MetroPCS and its restricted subsidiaries to:

• incur additional indebtedness and, in the case of our restricted subsidiaries, issue preferred stock;

• create liens on their assets;

• pay dividends or make other restricted payments; make investments;

• enter into transactions with affiliates;

• sell or make dispositions of assets;

• place restrictions on the ability of subsidiaries to pay dividends or make other payments to MetroPCS;

• engage in certain business activities; and

• merge or consolidate.

Transfer Restrictions; Absence of a Public Market for the Notes	The new notes generally will be freely transferable, but will also be new securities for which there is no established public trading market. We cannot assure you that:

•	an active public market for the new notes will develop;

• any market that may develop for the new notes will be liquid; or

• holders will be able to sell the new notes at all or at favorable prices.

Future trading prices of the new notes will depend on many factors, including among other things, prevailing interest rates, our operating results, our credit rating and the market for similar securities. We do not intend to apply for a listing of the old notes or the new notes on any securities exchange or for inclusion of the old notes or the new notes in any automated dealer quotation system.

Risk Factors	You should consider carefully all of the information set forth in this offering memorandum and, in particular, you should evaluate the specific factors under “Risk Factors.”

MetroPCS, Inc. is a Delaware corporation, incorporated on June 24, 1994. Our principal executive offices are located at 8144 Walnut Hill Lane, Suite 800, Dallas, Texas 75231, and our telephone number is (214) 265-2550.

Summary Consolidated Financial and Other Data

The following table sets forth summary consolidated financial and other data as of September 30, 2003, for the years ended December 31, 2001 and 2002 and for the three months ended March 31, 2003, June 30, 2003 and September 30, 2003. We derived our summary consolidated financial data for the years ended December 31, 2001 and 2002 from our audited consolidated financial statements included elsewhere in this prospectus. We derived our summary consolidated financial data as of September 30, 2003 and for the three months ended March 31, 2003, June 30, 2003 and September 30, 2003 from our unaudited consolidated financial statements, which, in our opinion, reflect all adjustments that we considered necessary to present fairly the data for those periods. You should read the summary consolidated financial and other data in conjunction with “Capitalization,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended
	2001	2002	March 31, 2003	June 30, 2003	September 30, 2003
			(unaudited)
	(Dollars in thousands, except CPGA, ARPU and CCPU)
Statement of Operations Data:
Revenues:
Service revenues	$—	$102,137	$75,999	$90,535	$95,812
Equipment revenues	—	23,458	23,399	17,115	21,040

Total revenues	—	125,595	99,398	107,650	116,852
Operating expenses:
Cost of service (excluding depreciation included below)	—	61,881	25,929	26,882	30,328
Cost of equipment	—	100,651	44,213	29,939	36,015
Selling, general and administrative expenses	29,418	56,630	18,288	21,692	24,040
Depreciation and amortization	208	21,394	9,047	9,995	10,716
(Gain) loss on sale of assets(1)	—	(278,956)	110	54	160

Total operating expenses	29,626	(38,400)	97,587	88,562	101,259

Income (loss) from operations	(29,626)	163,995	1,811	19,088	15,593
Other (income) expense:
Interest expense	10,491	6,805	1,755	1,719	1,725
Interest income	(2,046)	(964)	(140)	(125)	(153)
(Gain) loss on extinguishment of debt(1)	7,109	—	—	(201)	(201)

Total other expense	15,554	5,841	1,615	1,393	1,371

Income (loss) before income taxes and cumulative effect of change in accounting	(45,180)	158,154	196	17,695	14,222
Provision for income taxes	—	(19,087)	(113)	(7,002)	(5,708)

Income (loss) before cumulative effect of change in accounting	(45,180)	139,067	83	10,693	8,514
Cumulative effect of change in accounting, net of tax(1)	—	—	(74)	—	—

Net income (loss)	(45,180)	139,067	9	10,693	8,514
Accrued dividends on Series D preferred stock	(4,963)	(10,838)	(4,268)	(4,545)	(4,824)

Net income (loss) applicable to common stock	$(50,143)	$128,229	$(4,259)	$6,148	$3,690

Other Financial and Operating Data (GAAP):
Net cash provided by (used in) operating activities	$(32,401)	$(64,523)	$(12,081)	$39,756	$38,286
Net cash provided by (used in) investing activities	$24,183	$(73,494)	$(19,287)	$(43,131)	$(31,401)
Net cash provided by financing activities	$41,708	$157,066	$5,499	$23,079	$144,435
Capital expenditures	$133,604	$212,305	$19,609	$43,249	$31,943

	Year Ended December 31,		Three Months Ended
	2001	2002	March 31, 2003	June 30, 2003	September 30, 2003
			(unaudited)
	(Dollars in thousands, except CPGA, ARPU and CCPU)
Other Financial and Operating Data (Non-GAAP):
Covered POPs (at period end)(2)	—	16,964,450	17,130,863	17,402,328	17,597,030
Subscribers (at period end)	—	513,484	708,965	787,632	859,247
Average monthly churn(3)	—	4.4%	3.5%	4.9%	5.5%
CPGA(4)	$—	$158.50	$107.00	$107.74	$100.50
ARPU(5)	—	39.17	39.50	38.46	37.23
CCPU(6)	—	36.93	18.48	16.53	18.04

	As of September 30, 2003
	Actual	As Adjusted(7)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$206,872	$242,314
Property and equipment, net	432,425	432,425
Total assets	798,579	834,021
Total debt, net	$198,322	$198,322

(1)	These are non-recurring events.
(2)	Covered POPs represents the estimated number of POPs in our markets that reside within the areas covered by our network.
(3)	Average monthly churn represents (a) the number of subscribers who have been disconnected from our system during the measurement period less the number of subscribers who thereafter have resubscribed to our service, divided by (b) the sum of the average monthly number of subscribers during such period. A subscriber’s handset is disenabled if the subscriber has failed to make payment by the due date and is disconnected from our system if the subscriber fails to make payment within 30 days thereafter. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Subscriber Recognition and Disconnect Policies.” Average number of subscribers for any month represents the sum of the number of subscribers on the first day of the month and the last day of the month divided by two.
(4)	Cost per gross addition, or CPGA, is determined by dividing (a) selling expenses plus the total cost of equipment associated with transactions with new subscribers less activation revenues and equipment revenues associated with transactions with new subscribers during the measurement period by (b) gross subscriber additions during such period. We believe that CPGA is a useful measure to assess the efficiency of our distribution strategy, validate the initial capital invested in our subscribers and determine the number of months to recover our subscriber acquisition costs. The following table shows the calculation of CPGA for the periods indicated:

	Year Ended December 31,		Three Months Ended
	2001	2002	March 31, 2003	June 30, 2003	September 30, 2003
	(In thousands, except subscribers and CPGA)
Selling expenses	$—	$26,526	$10,406	$10,152	$10,700
Plus: Total cost of equipment associated with transactions with new subscribers	—	98,601	41,672	26,311	27,960
Less: Activation revenues	—	(3,018)	(1,860)	(2,295)	(2,527)
Equipment revenues associated with transactions with new subscribers	—	(22,880)	(22,363)	(13,786)	(15,314)

Subtotal	—	99,229	27,855	20,382	20,819
Divided by: Gross subscriber additions	—	626,050	260,320	189,182	207,157
CPGA	$—	$158.50	$107.00	$107.74	$100.50

(5)	Average revenue per user, or ARPU, represents (a) service revenues less activation revenues and E-911 charges for the measurement period divided by (b) the average number of subscribers during such period, divided by (c) the number of months in such period. Average number of subscribers for any measurement period is determined by dividing (a) the sum of the average monthly number of subscribers for the measurement period by (b) the number of months in such period. We believe ARPU is a useful measure to evaluate our per subscriber service revenue realization and to assist in forecasting our future service revenues. The following table shows the calculation of ARPU for the periods indicated:

	Year Ended December 31,		Three Months Ended
	2001	2002	March 31, 2003	June 30, 2003	September 30, 2003
	(In thousands, except subscribers and ARPU)
Service revenues	$—	$102,137	$75,999	$90,535	$95,812
Less: Activation revenues	—	(3,018)	(1,860)	(2,295)	(2,527)

E-911 charges	—	—	(1,166)	(1,400)	(1,538)
Adjusted net service revenues	—	99,119	72,973	86,840	91,747
Average number of subscribers	—	210,881	615,876	752,551	821,371
ARPU	$—	$39.17	$39.50	$38.46	$37.23

(6)	Cash cost per user, or CCPU, is determined by dividing (a) cost of service plus general and administrative expenses associated with existing subscribers and equipment costs associated with transactions with existing subscribers less E-911 charges and equipment revenues associated with existing subscribers during the measurement period by (b) the average number of subscribers during such period. We believe CCPU is a useful measure to determine our operating efficiency and per-subscriber profitability and to gauge our subscriber costs in relation to those of other wireless communications providers. The following table shows the calculation of CCPU for the periods indicated:

	Year Ended December 31,		Three Months Ended
	2001	2002	March 31, 2003	June 30, 2003	September 30, 2003
	(In thousands, except subscribers and CCPU)
Cost of service (excluding depreciation)	$—	$61,881	$25,929	$26,882	$30,328
Plus: General and administrative expenses associated with existing subscribers	—	30,104	7,882	11,540	13,340
Equipment costs associated with transactions with existing subscribers	—	2,050	2,541	3,628	8,055
Less: E-911 charges	—	—	(1,166)	(1,400)	(1,538)
Equipment revenues associated with existing subscribers		(578)	(1,035)	(3,329)	(5,726)

Subtotal	—	93,457	34,151	37,321	44,459
Average number of subscribers	—	210,881	615,876	752,551	821,371
CCPU	$—	$36.93	$18.48	$16.53	$18.04

(7)	As adjusted to give effect to the receipt of $35.4 million of committed equity from the holders of our preferred stock that we called in October 2003 and received in November 2003.

RISK FACTORS

You should consider carefully the following factors and other information in this prospectus. Any of the following risks could have a material adverse effect on our business, financial condition or results of operations or on the value of the notes.

Risks Related to Our Business

We have a limited operating history and may not achieve our business goals.

We began offering service in the first quarter 2002, and we had no revenues prior to that time. Consequently, we have a limited operating and financial history upon which to evaluate our financial performance, business plan execution and ability to succeed in the future.

If we experience a higher rate of customer turnover than forecasted, our costs could increase, which would affect our business negatively.

A high rate of customer turnover, or churn, would reduce our revenues and increase our marketing costs to attract the replacement customers required to sustain our business plan, which would have a material adverse effect on our business, financial condition and results of operation. Many wireless service providers have historically experienced a high rate of customer turnover. Our rate of customer turnover may be affected by several factors, including the following:

•	network coverage;

•	reliability issues, such as dropped calls;

•	handset problems;

•	the inability of our customers to cost-effectively roam onto other wireless networks;

•	affordability; and

•	customer care concerns.

Unlike many of our competitors, we do not require our customers to enter into long-term service contracts. As a result, our customers retain the right to cancel their service at any time without penalty.

Additionally, as of November 24, 2003, FCC rules require all wireless carriers to provide for wireless number portability by customers in the top 100 metropolitan statistical areas. As a result, wireless customers now have the ability to change wireless carriers, but retain their wireless telephone number. Although to date these wireless number portability rules have not resulted in substantial increases in the frequency with which customers switch wireless carriers, it is too soon to predict what the long-term effect of these rules will be on customer turnover.

Our inability to manage our planned growth could affect our operations adversely.

We have experienced rapid growth and development in a relatively short period of time and expect to continue to experience growth in the future. The management of such growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs, increased capital requirements associated with marketing activities, the ability to attract and retain qualified management personnel and the training of new personnel. Failure to successfully manage our expected growth and development could have a material adverse effect on our business, financial condition and results of operation. Additionally, the costs of acquiring new customers could affect our near-term profitability adversely. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The wireless industry is experiencing rapid technological change, and we may lose customers if we fail to keep up with these changes.

The wireless communications industry is experiencing significant technological change, as evidenced by the ongoing improvements in the capacity and quality of digital technology, the development and commercial acceptance of advanced wireless data services, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. We may lose customers if we fail to keep up with these changes.

We are dependent on our FCC licenses, and our business could be harmed by adverse regulatory action or changes to existing laws or rules.

The FCC regulates the licensing, construction, operation, sale and interconnection arrangements of wireless communications systems, as do some state and local regulatory agencies. We cannot assure you that the FCC or the state and local agencies having jurisdiction over our business will not adopt regulations or take other actions that would adversely affect our business by imposing new costs or requiring changes in our current or planned operations, or that the Communications Act of 1934, from which the FCC obtains its authority, will not be amended in a manner that could be adverse to us.

Our principal assets are our FCC licenses to provide personal communications services. Our loss of any of these licenses would have a material adverse effect on our business. Our FCC licenses are subject to revocation if we are found not to comply with the FCC’s rules or the Communications Act’s requirements. We also could be subject to fines and forfeitures for such non-compliance, which could affect our business adversely. In addition, because we acquired our licenses in an “entrepreneur’s block” FCC auction, our licenses are subject to additional FCC requirements, which dictate the manner in which our voting control and equity must be held during the first ten years we hold the licenses, and obligate us to make quarterly installment payments to the FCC on the debt we owe to the FCC for our licenses. Failure to comply with these requirements could result in revocation of the licenses and/or fines and forfeitures, and/or could require us to pay the outstanding debt to the FCC on an accelerated basis, any of which could have an adverse effect on our business. Finally, our licenses expire in January 2007, and although the FCC’s rules provide for renewal, there is no guarantee that the FCC will renew all or any of our licenses. Failure to have our licenses renewed would affect our business adversely. See “Legislation and Government Regulations.”

In addition, the market value of FCC licenses has been subject to significant volatility in the past. There can be no assurance that the market value of FCC licenses will not be volatile in the future or as to the market value of our FCC licenses.

Our primary business strategy is relatively new and unproven and may not succeed in the long term.

A major element of our business strategy is to offer consumers a service that allows them to make local and/or long distance calls, depending on the service plan selected, of unlimited number and duration within a local area and receive unlimited calls from any area for a flat monthly rate without entering into a long-term service contract. This strategy is a relatively new approach to marketing wireless services and it may not prove to be successful in the long term. From time to time, we also evaluate our service offerings and the demands of our target customers and may modify, change or adjust our service offerings or trial new service offerings as a result. We cannot assure you that these service offerings will be successful or prove to be profitable.

We face intense competition from other wireless and wireline communications providers.

We compete directly in each of our markets with other wireless providers and with wireline providers as a mobile alternative to traditional landline service. Many of our competitors have substantially greater resources and larger market share than we have, which may affect our ability to compete successfully. In addition, the competitive pressures of the wireless communications industry have caused other carriers to offer service plans with increasingly large bundles of minutes of use at increasingly low prices. These competitive plans could adversely affect our ability to maintain our pricing, market penetration and customer retention. Furthermore, the FCC is pursuing policies designed to make available additional spectrum for the provision of wireless services in each of our markets, which may increase the number of wireless competitors we face and enhance the ability of our wireless competitors to offer additional plans and services.

We also compete with companies that use other communications technologies, including paging and digital two-way paging, enhanced specialized mobile radio and domestic and global mobile satellite service. These technologies may have advantages over the technology we use and may ultimately be more attractive to customers. We may compete in the future with companies that offer new technologies and market other services that we do not offer. Some of our competitors do or may offer these other services together with their wireless communications service, which may make their services more attractive to customers. In addition, energy companies, utility companies and cable operators are expanding their services to offer communications services.

Our success depends on our ability to attract and retain qualified management and other personnel.

Our business is managed by a small number of key executive officers. The loss of one or more of these persons could materially and adversely affect our business. We believe our future success will also depend in large part on our continued ability to attract and retain highly qualified technical and management personnel. We believe that there is and will continue to be intense competition for qualified personnel in the personal communications services industry, and we may not be successful in retaining our key personnel or in attracting and retaining other highly qualified technical and management personnel. None of the members of our management team is party to an employment agreement.

We rely on third parties to provide our customers and us with services that are integral to our business.

We have entered into agreements with third-party contractors to provide services required for our operation, such as customer care and billing and payment processing. Some of these agreements are subject to termination upon short notice. The loss or expiration of these contracts or any inability to renew them or negotiate contracts with other providers at comparable rates could harm our business. Our reliance on others to provide essential services on our behalf also gives us less control over the efficiency, timeliness and quality of these services.

We may incur higher than anticipated intercarrier compensation costs.

When our customers call the customers of other carriers, we are required to pay the carrier that serves the called party. Similarly, when a customer of another carrier calls one of our subscribers, that carrier is required to pay us. While in most cases we have been successful in negotiating agreements with other carriers that limit our compensation obligations, some carriers have claimed a right to unilaterally impose unreasonably high charges on us. The wireless industry has sought clarification from the FCC that federal law prohibits such unreasonable and unilaterally imposed charges. We cannot assure you that the FCC will rule in our favor. An adverse ruling or FCC inaction could result in carriers successfully collecting such fees from us, which could adversely affect our business.

Concerns about whether mobile telephones pose health and safety risks may lead to the adoption of new regulations, to lawsuits and to a decrease in demand for our services.

Media reports and some studies have suggested that, and additional studies have been undertaken to determine whether, radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. In addition, lawsuits have been filed against other participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage. While many of these lawsuits have been dismissed on various grounds, including a lack of scientific evidence linking wireless handsets with cancer, future lawsuits could be filed based on new evidence or in different jurisdictions. If any suits do succeed, or if plaintiffs are successful in negotiating settlements, additional suits likely would be filed. Additionally, purported class action litigation has been filed seeking to require that all wireless telephones include an earpiece that would enable the use of wireless telephones without holding them against the user’s head. While it is not possible to predict the outcome of this litigation, circumstances surrounding it could increase the cost of our wireless handsets and other operating expenses.

If consumers’ health concerns over radio frequency emissions increase, consumers may be discouraged from using wireless handsets, and regulators may impose restrictions or increased requirements on the location and operation of cell sites or the use or design of mobile telephones. Such new restrictions or requirements could expose wireless providers to further litigation, which, even if not successful, may be costly to defend. In addition, compliance with such new requirements could adversely affect our business. The actual or perceived risk of radio frequency emissions could also adversely affect us through a reduction in subscribers or a reduction in the availability of financing in the future.

In addition to health concerns, safety concerns have been raised with respect to the use of wireless handsets while driving. There is a risk that local governments may adopt regulations restricting the use of wireless handsets while driving, which could adversely affect our business.

Risks Related to the New Notes

Our indebtedness could affect our financial health adversely and prevent us from fulfilling our obligations under these notes.

Our indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	limit our ability to borrow additional funds.

In addition, the indenture governing the new notes contains restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our debts.

Despite current indebtedness levels, we and our subsidiaries will be able to incur substantially more debt. This could further exacerbate the risks associated with our leverage.

We and our subsidiaries will be able to incur substantial additional indebtedness in the future. The terms of the indenture do not fully prohibit us or our subsidiaries from doing so. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify and our ability to satisfy our obligations with respect to these notes could be adversely affected.

Your right to receive payments on the new notes will be effectively subordinated to the rights of our and the guarantors’ existing and future secured creditors to the extent of the value of the assets securing that indebtedness.

Holders of our and the guarantors’ secured indebtedness have claims that are prior to your claims as holders of the new notes to the extent of the value of the assets securing that indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those of our assets that constitute their collateral. Holders of the new notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the new notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. As a result, in any of such circumstances, holders of new notes may receive less, ratably, than holders of secured indebtedness, and we cannot assure you that there will be sufficient assets to pay amounts due on the new notes. As of September 30, 2003, the guarantors had $44.5 million of indebtedness that is secured by our FCC licenses, and we and the guarantors may incur additional secured indebtedness in the future.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or any other future indebtedness will not allow such repurchases. In addition, important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture. See “Description of Notes—Repurchase at the Option of Holders.”

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor. In any such case, your right to receive payments in respect of the new notes from any such guarantor would be effectively subordinated to all indebtedness and other liabilities of that guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of these notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

Your right to receive payments on the new notes will be effectively subordinated to the rights of creditors of our subsidiaries that do not guarantee the new notes or whose guarantees are invalidated.

Creditors of our future subsidiaries that do not guarantee the new notes will have claims, with respect to the assets of those subsidiaries, that rank effectively senior to the new notes. In the event of any distribution or payment of assets of such subsidiaries in any dissolution, winding up, liquidation, reorganization or other bankruptcy proceeding, the claims of those creditors must be satisfied prior to making any such distribution or payment to MetroPCS in respect of its direct or indirect equity interests in such subsidiaries. Accordingly, after satisfaction of the claims of such creditors, there may be little or no amounts left available to make payments in respect of the new notes. Also, as described above, there are federal and state laws that could invalidate the guarantees of our subsidiaries that guarantee the new notes. If that were to occur, the claims of creditors of those subsidiaries would also rank effectively senior to the notes, to the extent of the assets of those subsidiaries.

You may not be able to seek remedies against Arthur Andersen LLP, our former independent public accountants, with respect to our financial statements that were audited by Arthur Andersen LLP.

In February 2002, we appointed PricewaterhouseCoopers LLP to serve as our independent accountants for fiscal year 2001 after previously dismissing Arthur Andersen LLP. On June 15, 2002, Arthur Andersen LLP was convicted of federal obstruction of justice arising from the government’s investigation of Enron Corp., and subsequently ceased operations. Arthur Andersen LLP had audited our financial statements for the fiscal years ended December 31, 1998, 1999 and 2000. Financial statements for those periods have not been reviewed by our current auditors. Recipients of new notes may have no effective remedy against Arthur Andersen LLP in connection with any material misstatement or omission in those financial statements. Moreover, the inability of Arthur Andersen LLP to provide its consent to the inclusion of the financial statements audited by them and the inability of Arthur Andersen LLP to provide assurance services to us in the future could negatively impact our ability to, among other things, access the public capital markets. Any delay in or inability to access the public markets as a result of this situation could have a material adverse impact on our business.

If an active trading market does not develop for these notes you may not be able to resell them.

Prior to this exchange offer, there was no trading market for these notes, and we cannot assure you that an active trading market will develop. If no active trading market develops, you may not be able to resell your notes at their fair market value or at all. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. We do not intend to apply for listing the new notes on any securities exchange.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Old Notes

On September 29, 2003, we issued an aggregate principal amount of $150,000,000 of our 10¾% Senior Notes due 2011 in an offering under Rule 144A of the Securities Act. The old notes were issued, and the new notes will be issued, under an indenture dated September 29, 2003, by and among us, our subsidiary guarantors, and U.S. Bank National Association, as trustee. We sold the old notes to Bear, Stearns & Co. Inc. and UBS Securities LLC, as initial purchasers, under a purchase agreement, dated September 24, 2003. When we sold the old notes to the initial purchasers, we also signed a registration rights agreement in which we agreed to exchange all the issued and outstanding old notes for a like principal amount of our 10¾% Senior Notes due 2011. The terms of the new notes are substantially identical to those of the outstanding old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

This prospectus and the enclosed letter of transmittal constitute an offer to exchange new notes for all of the issued and outstanding old notes. This exchange offer is being extended to all holders of the old notes. As of the date of this prospectus, $150,000,000 aggregate principal amount of the old notes are outstanding. This prospectus and the enclosed letter of transmittal are first being sent on or about January 16, 2004, to all holders of old notes known to us. Subject to the conditions listed below, we will accept for exchange all old notes which are properly tendered on or prior to the expiration of the exchange offer and not withdrawn as permitted below. The exchange offer will expire at 5:00 p.m., New York City time, on February 13, 2004. However, if we, in our sole discretion, extend the period of time during which the exchange offer is open, the exchange offer will expire at the latest time and date to which we extend the exchange offer. Our obligation to accept old notes for exchange in the exchange offer is subject to the conditions listed below under the caption “—Conditions to the Exchange Offer.”

We expressly reserve the right, at any time and from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any old notes. If we elect to extend the period of time during which the exchange offer is open, we will give you oral or written notice of the extension and delay, as described below. During any extension of the exchange offer, all old notes previously tendered and not withdrawn will remain subject to the exchange offer and may be accepted for exchange by us. We will return to the registered holder, at our expense, any old notes not accepted for exchange as promptly as practicable after the expiration or termination of the exchange offer. In the case of an extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange if any of the events described below under the caption “—Conditions to the Exchange Offer” should occur. We will give you oral or written notice of any amendment, termination or non-acceptance as promptly as practicable.

Following completion of the exchange offer, we may, in our sole discretion, commence one or more additional exchange offers to those old note holders who did not exchange their old notes for new notes. The terms of these additional exchange offers may differ from those applicable to this exchange offer. We may use this prospectus, as amended or supplemented from time to time, in connection with any additional exchange offers. These additional exchange offers will take place from time to time until all outstanding old notes have been exchanged for new notes, subject to the terms and conditions in the prospectus and letter of transmittal we will distribute in connection with the additional exchange offers.

Procedures for Tendering Old Notes

Old notes tendered in the exchange offer must be in denominations of $1,000 principal amount and any integral multiple thereof.

When you tender your old notes, and we accept the old notes, this will constitute a binding agreement between you and us subject to the terms and conditions set forth in this prospectus and the enclosed letter of transmittal. Unless you comply with the procedures described below under the caption “—Guaranteed Delivery Procedures,” you must do one of the following on or prior to the expiration of the exchange offer to participate in the exchange offer:

•	tender your old notes by sending the certificates for your old notes, in proper form for transfer, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other documents required by the letter of transmittal, to the exchange agent at one of the addresses listed below under the caption “—Exchange Agent;” or

•	tender your old notes by using the book-entry procedures described below under the caption “—Book-Entry Transfer” and transmitting a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent’s message instead of the letter of transmittal, to the exchange agent at one of the addresses listed below under the caption “—Exchange Agent.”

In order for a book-entry transfer to constitute a valid tender of your old notes in the exchange offer, the exchange agent must receive a confirmation of book-entry transfer of your old notes into the exchange agent’s account at The Depository Trust Company prior to the expiration of the exchange offer. The term “agent’s message” means a message, transmitted by The Depository Trust Company and received by the exchange agent and forming a part of the book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from you that you have received and have agreed to be bound by the letter of transmittal. If you use this procedure, we may enforce the letter of transmittal against you.

The method of delivery of certificates for old notes, letters of transmittal, agent’s messages and all other required documents is at your election. If you deliver your old notes by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. Do not send certificates for old notes, letters of transmittal or agent’s messages to us.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless you are either a registered old note holder and have not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or you are exchanging old notes for the account of an eligible guarantor institution. An eligible guarantor institution means:

•	Banks (as defined in Section 3(a) of the Federal Deposit Insurance Act);

•	Brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers and government securities brokers (as defined in the Exchange Act);

•	Credit unions (as defined in Section 19B(1)(A) of the Federal Reserve Act);

•	National securities exchanges, registered securities associations and clearing agencies (as these terms are defined in the Exchange Act); and

•	Savings associations (as defined in Section 3(b) of the Federal Deposit Insurance Act).

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantor must be an eligible guarantor institution. If you plan to sign the letter of transmittal but you are not the registered holder of the old notes—which term, for this purpose, includes any participant in The Depository Trust Company’s system whose name appears on a security position listing as the owner of the old notes—you must have the old notes signed by the registered holder of the old notes and that signature must be guaranteed by an eligible guarantor institution. You may also send a separate instrument of transfer or exchange signed by the registered holder and guaranteed by an eligible guarantor institution, but that instrument must be in a form satisfactory to us in our sole discretion. In addition, if a person or persons other than the registered holder or holders of old notes signs the letter of transmittal, certificates for the old notes must be endorsed or accompanied by appropriate bond powers, in either case signed exactly as the name or names of the registered holder or holders that appear on the certificates for old notes.

All questions as to the validity, form, eligibility—including time of receipt—and acceptance of old notes tendered for exchange will be determined by us in our sole discretion. Our determination will be final and binding. We reserve the absolute right to reject any and all tenders of old notes improperly tendered or to not accept any old notes, the acceptance of which might be unlawful as determined by us or our counsel. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any old notes either before or after the expiration of the exchange offer—including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. Our interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration of the exchange offer—including the terms and conditions of the letter of transmittal and the accompanying instructions—will be final and binding. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within a reasonable period of time, as determined by us. Neither we, the exchange agent, nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor will we have any liability for failure to give this notification.

If you are a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or act in a similar fiduciary or representative capacity, and wish to sign the letter of transmittal or any certificates for old notes or bond powers, you must indicate your status when signing. If you are acting in any of these capacities, you must submit proper evidence satisfactory to us of your authority to so act unless we waive this requirement.

By tendering your old notes, you represent to us:

•	that you are not our “affiliate” as defined in Rule 405 under the Securities Act;

•	that any new notes you receive in the exchange offer are being acquired by you in the ordinary course of your business;

•	that at the time of the commencement of the exchange offer, you do not have any arrangement or understanding with any person to participate in the distribution of the new notes in violation of the Securities Act;

•	if you are not a participating broker-dealer, that you are not engaged in, and do not intend to engage in, the distribution of the new notes; and

•	if you are a participating broker-dealer, that you will receive the new notes for your own account in exchange for old notes that were acquired by you as a result of your market-making or other trading activities and that you will deliver a prospectus in connection with any resale of the new notes you receive.

As used in this prospectus, a “participating broker-dealer” is a broker-dealer that receives new notes for its own account in exchange for old notes that it acquired as a result of market-making or other trading activities. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to resales of the new notes—other than a resale of an unsold allotment from the original sale of the old notes—by delivering this prospectus to prospective purchasers. For further information regarding participating broker-dealers and the prospectus delivery requirement, see “Plan of Distribution.”

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration of the exchange offer, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral or written notice of acceptance to the exchange agent with written confirmation of any oral notice to be given promptly after any oral notice.

For each old note accepted for exchange in the exchange offer, the holder of the old note will receive a new note having a principal amount at maturity equal to that of the surrendered old note. Interest on the new note will accrue:

•	from the later of the last date to which interest was paid on the old note surrendered in exchange for the new note or if the old note is surrendered for exchange on a date in a period which includes the record date for an interest payment date to occur on or after the date of the exchange and as to which interest will be paid, the date to which interest will be paid on such interest payment date; or

•	if no interest has been paid on the old note, from and including September 29, 2003.

The registration rights agreement obligates us to pay liquidated damages on the principal amount of the old notes and the new notes (in addition to the stated interest on the old notes and the new notes) upon the occurrence of either of the following events:

•	if the exchange offer has not been consummated by May 26, 2004; or

•	after the exchange offer registration statement has been declared effective, if such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with the resales of new notes in accordance with and during the periods specified in the registration rights agreement.

We refer herein to any of the foregoing occurrences as a registration default.

Liquidated damages will accrue on the principal amount of the old notes and the new notes (in addition to the stated interest on the old notes and the new notes) from and including the date on which any registration default shall occur to but excluding the date on which all registration defaults have been cured. Liquidated damages will accrue at a rate of $0.05 per week per $1,000 principal amount of notes during the 90-day period immediately following the occurrence of a registration default and shall increase by an additional $0.05 per week per $1,000 principal amount of notes at the end of each subsequent 90-day period, but in no event shall such rate exceed $0.20 per week per $1,000 principal amount of notes.

Payments of interest, if any, on old notes that were exchanged for new notes will be made on each April 1st and October 1st during which the new notes are outstanding to the person who, at the close of business on the March 15th or September 15th next preceding the interest payment date, is the registered holder of the old notes if the record date occurs prior to the exchange, or is the registered holder of the old notes if the record date occurs prior to the exchange, or is the registered holder of the new notes if the record date occurs on or after the date of the exchange, even if the old notes are canceled after the record date and on or before the interest payment date.

In all cases, the issuance of new notes in exchange for old notes will be made only after the exchange agent timely receives either certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation of transfer of the old notes into the exchange agent’s account at The Depository Trust Company, as the case may be, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other required documents or, in the case of a book-entry confirmation, a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent’s message instead of the letter of transmittal. If for any reason we do not accept any tendered old notes or if old notes are submitted for a greater principal amount than the holder desires to exchange, we will return the unaccepted or non-exchanged old notes without expense to the registered tendering holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company by using the book-entry procedures described below, the unaccepted or non-exchanged old notes will be credited to an account maintained with The Depository Trust Company. Any old notes to be returned to the holder will be returned as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

Within two business days after the date of this prospectus, the exchange agent will establish an account at The Depository Trust Company for the old notes tendered in the exchange offer. Once established, any financial institution that is a participant in The Depository Trust Company’s systems may make book-entry delivery of old notes by causing The Depository Trust Company to transfer the old notes into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedures for transfer. Although delivery of the old notes may be effected through book-entry transfer at The Depository Trust Company, the letter of transmittal or facsimile of the letter of transmittal, with any required signature guarantees, or an agent’s message instead of a letter of transmittal, and any other required documents, must be transmitted to and received by the exchange agent on or prior to the expiration of the exchange offer at one of the addresses listed below under the caption “—Exchange Agent.” In addition, the exchange agent must receive book-entry confirmation of transfer of the old notes into the exchange agent’s account at The Depository Trust Company prior to the expiration of the exchange offer. If you cannot comply with these procedures, you may be able to use the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you are a registered holder of the old notes and wish to tender your old notes, but

•	the certificates for the old notes are not immediately available; or

•	time will not permit your certificates for the old notes or other required documents to reach the exchange agent before the expiration of the exchange offer; or

•	the procedure for book-entry transfer cannot be completed before the expiration of the exchange offer;

then you may effect a tender of your old notes if:

•	the tender is made through an eligible guarantor institution;

•	prior to the expiration of the exchange offer, the exchange agent receives from an eligible guarantor institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form we have provided, setting forth your name and address, and the amount of old notes you are tendering and stating that the tender is being made by notice of guaranteed delivery. These documents may be sent by overnight courier, registered or certified mail or facsimile transmission. If you elect to use this procedure, you must also guarantee that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation of transfer of the old notes into the exchange agent’s account at The Depository Trust Company, as the case may be, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other required or, in the case of a book-entry confirmation, a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent’s message instead of the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation of transfer of the old notes into the exchange agent’s account at The Depository Trust Company, as the case may be, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other required documents or, in the case of a book-entry confirmation, a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent’s message instead of the letter of transmittal, in each case, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent prior to the expiration of the exchange offer at one of the addresses listed below under the caption “—Exchange

Agent.” Any notice of withdrawal must specify the name of the person who tendered the old notes to be withdrawn, identify the old notes to be withdrawn, including the principal amount of the old notes, and, where certificates for old notes have been transmitted, specify the name in which the old notes are registered, if different from that of the withdrawing holder. If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible guarantor institution unless the holder is an eligible guarantor institution. If old notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn old notes and otherwise comply with the procedures of the book-entry transfer facility. All questions as to the validity, form and eligibility—including time of receipt—of these notices will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the registered holder without cost to that holder as soon as practicable after withdrawal, non-acceptance of tender or termination of the exchange offer. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company by using the book-entry transfer procedures described above, any withdrawn or unaccepted old notes will be credited to the tendering holder’s account at The Depository Trust Company. Properly withdrawn old notes may be retendered at any time on or prior to the expiration of the exchange offer by following one of the procedures described above under “—Procedures for Tendering Old Notes.”

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept any old notes for exchange or to issue any new notes in exchange for old notes, and we may terminate or amend the exchange offer if, at any time before the acceptance of the old notes for exchange or the exchange of new notes for old notes, any of the following events occurs:

•	the exchange offer is determined to violate any applicable law or any applicable interpretation of the staff of the SEC;

•	an action or proceeding is pending or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer;

•	any material adverse development occurs in any existing legal action or proceeding involving us;

•	we do not receive any governmental approval we deem necessary for the completion of the exchange offer; or

•	any of the conditions precedent to our obligations under the registration rights agreement are not fulfilled.

These conditions are for our benefit only and we may assert them regardless of the circumstances giving rise to any condition. We may also waive any condition in whole or in part at any time in our sole discretion. Our failure at any time to exercise any of the foregoing rights will not constitute a waiver of that right and each right is an ongoing right that we may assert at any time.

In addition, we will not accept any old notes for exchange or issue any new notes in exchange for old notes, if at the time a stop order is threatened or in effect which relates to:

•	the registration statement of which this prospectus forms a part; or

•	the qualification under the Trust Indenture Act of 1939 of the indenture under which the old notes were issued and the new notes will be issued.

Exchange Agent

We have appointed U.S. Bank National Association as the exchange agent for the exchange offer. All completed letters of transmittal and agent’s messages should be directed to the exchange agent at one of the addresses listed below. Questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal, agent’s messages and requests for notices of guaranteed delivery should be directed to the exchange agent at one of the following addresses:

By Regular or Certified Mail:	By Facsimile:	By Overnight Courier or Hand:
(Eligible Guarantor Institutions Only)

U.S. Bank National Association 60 Livingston Avenue St. Paul, MN 55107-2292 Attention: Specialized Finance	U.S. Bank National Association 60 Livingston Avenue St. Paul, MN 55107-2292 Attention: Specialized Finance Fax: 651.495.8097	U.S. Bank National Association 60 Livingston Avenue St. Paul, MN 55107-2292 Attention: Specialized Finance

To Confirm by Telephone or for Information Call:

U.S. Bank National Association 60 Livingston Avenue St. Paul, MN 55107-2292 Attention: Specialized Finance Phone: 800.934.6802

Delivery of a letter of transmittal or agent’s message to an address other than the address listed above or transmission of instructions by facsimile other than as set forth above is not valid delivery of the letter of transmittal or agent’s message.

Fees and Expenses

The principal solicitation is being made by mail by the exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including fees and expenses of the trustee under the indenture relating to the notes, filing fees, blue sky fees and printing and distribution expenses. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

Additional solicitation may be made by telephone, facsimile or in person by our and our affiliates’ officers and regular employees and by persons so engaged by the exchange agent.

Transfer Taxes

You will not be obligated to pay any transfer taxes in connection with the tender of old notes in the exchange offer unless you instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer tax.

Consequences of Exchanging or Failing to Exchange Old Notes

If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the provisions of the indenture relating to the notes regarding transfer and exchange of the old notes and the restrictions on transfer of the old notes described in the legend on your certificates. These transfer restrictions are required because the old notes were issued under an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the old notes under the Securities Act. Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the new notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act. However, you will not be able to freely transfer the new notes if:

•	you are our “affiliate,” as defined in Rule 405 under the Securities Act;

•	you are not acquiring the new notes in the exchange offer in the ordinary course of your business;

•	you have an arrangement or understanding with any person to participate in the distribution of the new notes, as defined in the Securities Act, you will receive in the exchange offer, or

•	you are a participating broker-dealer.

We do not intend to request the SEC to consider, and the SEC has not considered, the exchange offer in the context of a similar no-action letter. As a result, we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in the circumstances described in the no-action letters discussed above. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of new notes and has no arrangement or understanding to participate in a distribution of new notes. If you are our affiliate, are engaged in or intend to engage in a distribution of the new notes or have any arrangement or understanding with respect to the distribution of the new notes you will receive in the exchange offer, you

•	may not rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction involving the new notes. If you are a participating broker-dealer, you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes. In addition, to comply with state securities laws, you may not offer or sell the new notes in any state unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with. The offer and sale of the new notes to “qualified institutional buyers”—as defined in Rule 144A of the Securities Act—is generally exempt from registration or qualification under state securities laws. We do not plan to register or qualify the sale of the new notes in any state where an exemption from registration or qualification is required and not available.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any proceeds from the issuance of the new notes and have agreed to pay all expenses of the exchange offer. In consideration for issuing the new notes, we will receive, in exchange, a like principal amount of old notes. The old notes surrendered in exchange for the new notes will be retired and cancelled and cannot be reissued. Accordingly, issuing the new notes will not result in any increase in our outstanding debt.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of September 30, 2003, on an actual basis and as adjusted to give effect to the receipt of $35.4 million of committed equity from the holders of our preferred stock that we called in October 2003 and received in November 2003. You should read this table together with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. The consummation of the exchange offer will not affect our capitalization.

	As of September 30, 2003
	Actual	As Adjusted
	(unaudited, in thousands)
Cash and cash equivalents	$206,872	$242,314

Total debt:
FCC notes, net(1)	$44,481	$44,481
Senior notes	150,000	150,000
Other debt	3,841	3,841

Total debt, net	198,322	198,322
Cumulative convertible redeemable participating preferred stock	338,633	374,075
Total stockholders’ equity	82,057	82,057

Total capitalization	$619,012	$654,454

(1)	Reflects the aggregate obligations we owe to the FCC related to our 14 FCC licenses. The FCC holds a separate note for the obligation owed by us for each license we hold. These obligations are not cross-collateralized, and the FCC’s security interest on any individual license does not extend to the other licenses we hold. We pay cash interest to the FCC on these obligations at a rate of 6.5% per annum. The full principal amount of these notes is $50.0 million, which is recorded on our balance sheet net of a discount to reflect the fair market value of the obligations determined assuming a fair market borrowing rate at the time the notes were issued. The discount of $5.5 million is being amortized through maturity of these obligations in January 2007.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth selected consolidated financial and other data as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, and as of and for the nine months ended September 30, 2002 and 2003. We derived our selected consolidated financial data as of and for the years ended December 31, 2001 and 2002 from our consolidated financial statements, which were audited by PricewaterhouseCoopers LLP and are included elsewhere in this prospectus. We derived our selected consolidated financial data as of and for the years ended December 31, 1998, 1999 and 2000 from our consolidated financial statements, which were audited by Arthur Andersen LLP. In 2002 we adopted SFAS No. 145, “Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB No. 13, and technical corrections as of April 2002,” which addresses, among other items, classification of gains and losses on the extinguishment of debt. As a result of this adoption, we have reclassified the gain on the extinguishment of debt that occurred in 1998, from an extraordinary item, as it was, presented in the audited financial statements that were audited by Arthur Andersen LLP. We derived our selected consolidated financial data as of and for the nine months ended September 30, 2002 and 2003 from our unaudited consolidated financial statements, which, in our opinion, reflect all adjustments that we considered necessary to present fairly the data for those periods. You should read the selected consolidated financial and other data in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(In thousands)
Statement of Operations Data:
Revenues:
Service revenues	$—	$—	$—	$—	$102,137	$52,337	$262,346
Equipment revenues	—	—	—	—	23,458	12,815	61,554

Total revenues	—	—	—	—	125,595	65,152	323,900
Operating expenses:
Cost of service (excluding depreciation included below)	—	—	—	—	61,881	40,347	83,138
Cost of equipment	—	—	—	—	100,651	66,548	110,167
Selling, general and administrative expenses	10,793	4,172	4,633	29,418	56,630	38,215	64,020
Depreciation and amortization	14	8	3	208	21,394	12,517	29,758
(Gain) loss on sale of assets(1)	—	—	—	—	(278,956)	(278,956)	324

Total operating expenses	10,807	4,180	4,636	29,626	(38,400)	(121,329)	287,407

Income (loss) from operations	(10,807)	(4,180)	(4,636)	(29,626)	163,995	186,481	36,493
Other (income) expense:
Interest expense	3,179	15,261	16,142	10,491	6,805	5,100	5,200
Interest income	(66)	(67)	(169)	(2,046)	(964)	(793)	(418)
(Gain) loss on extinguishment of debt(1)	(652,038)	—	—	7,109	—	—	(402)

Total other (income) expense	(648,925)	15,194	15,973	15,554	5,841	4,307	4,380

Income (loss) before income taxes and cumulative effect of change in accounting	638,118	(19,374)	(20,609)	(45,180)	158,154	182,174	32,113
Provision for income taxes	—	—	—	—	(19,087)	(28,279)	(12,823)

Income (loss) before cumulative effect of change in accounting	638,118	(19,374)	(20,609)	(45,180)	139,067	153,895	19,290
Cumulative effect of change in accounting, net of tax(1)	—	—	—	—	—	—	(74)

Net income (loss)	638,118	(19,374)	(20,609)	(45,180)	139,067	153,895	19,216
Accrued dividends on Series C preferred stock	(102)	(400)	(422)	—	—	—	—
Accrued dividends on Series D preferred stock	—	—	(195)	(4,963)	(10,838)	(6,857)	(13,636)

Net income (loss) applicable to common stock	$638,016	$(19,774)	$(21,226)	$(50,143)	$128,229	$147,038	$5,580

	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(unaudited)					(unaudited)
	(Dollars in thousands)
Other Financial and Operating Data:
Ratio of earnings to fixed charges (2)	34.8x	—	—	—	5.6x	6.8x	1.5x
Net cash provided by (used in) operating activities	$(6,162)	$(9,884)	$(9,463)	$(32,401)	$(64,523)	$(68,460)	$65,961
Net cash provided by (used in) investing activities	$(7)	$(669)	$(15,093)	$24,183	$(73,494)	$(36,795)	$(93,819)
Net cash provided by financing activities	$7,707	$10,420	$31,015	$41,708	$157,066	$96,675	$173,013
Capital expenditures	$7	$669	$93	$133,604	$212,305	$177,446	$94,801

	As of December 31,					As of September 30,
	1998	1999	2000	2001	2002	2002	2003
	(unaudited)					(unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,852	$2,719	$9,178	$42,668	$61,717	$34,088	$206,872
Property and equipment, net	334	995	98	169,459	353,360	312,838	432,425
Total assets	109,570	108,296	126,520	324,010	562,922	491,076	798,579
Total debt, net	69,930	79,697	81,251	48,548	50,850	49,953	198,322

(1)	These are non-recurring events.
(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes and cumulative effect of change in accounting plus fixed charges, and fixed charges consist of interest expense, amortized discounts related to indebtedness, rental expense and net preferred stock dividends. Rental expense amounts relate to the interest factor inherent in our operating leases. The portion of total rental expense that represents the interest factor is estimated to be 33%. Net preferred stock dividends is our preferred dividend expense net of income tax benefit. For the years ended December 31, 1999, 2000 and 2001, earnings were insufficient to cover charges by $19.4 million, $20.6 million, and $45.2 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

We are a wireless communications provider that offers digital wireless service in the San Francisco, Miami, Atlanta and Sacramento metropolitan areas. We initiated the commercial launch of our first market in January 2002. Since our initial network deployment, we have grown our subscriber base to approximately 859,000 subscribers as of September 30, 2003. Our principal executive offices are located at 8144 Walnut Hill Lane, Suite 800, Dallas, TX 75231, and our telephone number is (214) 265-2550. Our website URL is www.MetroPCS.com.

Critical Accounting Policies and Estimates

The following discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. You should read this discussion and analysis in conjunction with our consolidated financial statements and the related notes contained elsewhere in this prospectus. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, allowance for doubtful accounts, inventory valuations, deferred income taxes, and the impairment of long-lived and indefinite-lived assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Our wireless services are provided on a month-to-month basis and are paid in advance. We recognize revenues from wireless services as they are rendered. Amounts received in advance are recorded as deferred revenue. We do not recognize revenue on hotlined subscribers that we expect to disconnect. Revenues and related costs from the sale of accessories are recognized at the point of sale. The cost of handsets sold to third-party resellers are included in deferred charges until they are sold to and activated by customers. Amounts due from third-party resellers for handsets are recorded as deferred revenue upon shipment by us and are recognized as equipment revenues when service is activated by customers or right of return lapses. Customers have the right to return handsets within a specified time or usage, whichever occurs first. We record an estimate for returns at the time of recognizing revenue. We also charge a fee for the initial activation of service.

Beginning July 1, 2003, we implemented EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” prepared by the Emerging Issues Task Force, or EITF, of the Financial Accounting Standards Board, or FASB. EITF 00-21 requires us to allocate amounts charged to customers between the sale of handsets and the sale of wireless telecommunication services on a relative fair value basis. In most cases, this will result in all amounts collected from the customer upon activation of the handset being allocated to the sale of the handset. As a result of this treatment, activation fees included in the consideration at the time of sale will be recorded as handset revenue. Prior to the adoption of EITF 00-21, we had deferred activation fee revenue and amortized these revenues over the average life of our subscribers. The existing deferred revenue at July 1, 2003 will continue to be amortized over the estimated life of our customers, or 25 months.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our third-party resellers to pay for equipment purchases. If the financial condition of a material portion of our third-party resellers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory Valuation

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value or replacement cost based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required.

Deferred Income Taxes

We assess our deferred tax asset and record a valuation allowance, when necessary, to reduce our deferred tax asset to the amount that is more likely than not to be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period we made that determination.

Impairment of Long-Lived and Indefinite-Lived Assets

We assess the impairment of long-lived assets, other than indefinite-lived intangible assets, whenever events or changes in circumstances indicate the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include significant underperformance relative to historical or projected future operating results or significant changes in the manner of use of the assets or in the strategy for our overall business. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. When we determine that the carrying value of a long-lived asset is not recoverable, we measure any impairment based upon a projected discounted cash flow method, without interest, using a discount rate we determine to be commensurate with the risk involved.

Our primary indefinite-lived intangible assets are our FCC licenses. We test investments in our FCC licenses for impairment annually or more frequently if events or changes in circumstances indicate that our FCC licenses may be impaired. The impairment test consists of a comparison of the fair value with the carrying value. We segregate our FCC licenses by regional market for the purpose of performing the impairment test as each geographical region is uniquely different.

Subscriber Recognition and Disconnect Policies

When a new customer subscribes to our service, the first month of service and activation fee is included with the handset purchase. Under GAAP, we are required to allocate the purchase price to each handset, the first month of service and the activation fee. Generally, the amount allocated to the handset will be less than our cost, and this difference is included in cost per gross addition, or CPGA. We recognize new subscribers as gross additions once they continue service beyond the MetroPCS Promise period, which allows a customer to return a newly purchased handset for a full refund prior to the earlier to occur of seven days or 60 minutes of use. The subscriber’s monthly service payment is due in advance every month. Our subscribers must pay their monthly service amount by the payment date or their handset will be disenabled and the subscriber will not be able to make or receive calls on our network. There is no service grace period. Disenabling service is known as hotlining. Any call attempted by a hotlined subscriber is routed directly to our interactive voice response system and customer service center in order to arrange payment. If the subscriber pays the amount due within 30 days of the original payment date then their handset is unhotlined and service is restored. If a hotlined subscriber does not pay the amount due within 30 days of the payment date the account is disconnected and counted as churn. Once an account is disconnected, we charge a $15 reconnect fee to reestablish service and the revenue associated with this fee is recognized immediately.

Revenues

We derive our revenues from the following sources:

Service. We sell wireless personal communications services. The various types of service revenues associated with wireless communications services for our customers include monthly recurring charges for unlimited airtime, monthly recurring charges for optional features (including voicemail and text messaging) and charges for long distance service. Service revenues also include intercarrier compensation and non-recurring activation service charges to subscribers to the extent not allocated to handset revenue. See “—Critical Accounting Policies and Estimates—Revenue Recognition.”

Equipment. We sell wireless personal communications handsets and accessories that are used by our customers in connection with our wireless services. Some of this equipment is sold to third-party resellers to facilitate distribution to our subscribers.

Costs and Expenses

Our costs and expenses include:

Cost of Service. The major components of our cost of service are:

•	Variable Long Distance. We pay charges to other communications companies for long distance service provided to our customers. These variable charges are based on our subscribers’ usage, applied at pre-negotiated rates with the long-distance carriers.

•	Intercarrier Compensation. We pay charges to other communications companies for their transport and termination of calls originated by our customers and destined for customers of other networks. These variable charges are based on our subscribers’ usage and generally applied at pre-negotiated rates with other carriers, although some carriers have sought to impose such charges unilaterally. Historically, these charges have been declining and we expect them to continue to decline, due principally to competitive pressures and new technologies.

•	Cell Site Costs. We incur expenses for the rent of towers, network facilities, engineering operations, field technicians and related utility and maintenance charges.

Cost of Equipment. We purchase personal communications handsets and accessories from third-party vendors to resell to our customers in connection with our services. We subsidize the sale of handsets to encourage the sale and use of our services. We do not manufacture any of this equipment.

Selling, General and Administrative Expenses. Our selling expense includes advertising and promotional costs associated with capturing new subscribers and fixed charges such as store rent and retail associates’ salaries. General and administrative expense includes back-office functions, customer care, information technology, billing, finance, accounting and legal services.

Depreciation and Amortization. Depreciation is applied using the straight-line method over the estimated useful lives of the assets once the assets are placed in service, which are five to 15 years for network infrastructure assets, three to seven years for equipment, which include furniture and fixtures, and three years for computer equipment. Leasehold improvements are amortized over the term of the respective leases.

Interest Expense and Interest Income. Interest expense through September 30, 2003 consisted of interest on our FCC notes based on an estimated fair market borrowing rate at the time of issuance, of which 6.5% is paid in cash. Interest income is earned primarily on our cash and cash equivalents.

Income Taxes. As a result of our operating losses, we have paid no federal income tax to date. We have incurred approximately $0.2 million in state income taxes.

Non-cash Compensation. For the nine months ended September 30, 2003, we recorded $0.7 million of compensation expense associated with the grant of employee stock options. This amount is included as a component of selling, general and administrative expenses.

Results of Operations

Three Months Ended September 30, 2003 Compared to Three Months Ended September 30, 2002

Subscribers. Net subscriber additions were 71,615 for the three months ended September 30, 2003, bringing our total subscribers to approximately 859,000 as of September 30, 2003, an increase of 175% over the subscriber total as of September 30, 2002. This increase is primarily due to the timing of our commercial launch and the continued strong demand for our service offering.

Churn. The rate of subscriber turnover, or churn, was 5.5% and 5.2% for the three months ended September 30, 2003 and 2002, respectively. Churn represents (a) the number of subscribers who have been disconnected from our system during the measurement period less the number of subscribers who thereafter have resubscribed to our service, divided by (b) the sum of the average number of subscribers during that period.

Average Revenue Per User. Average revenue per user, or ARPU, was $37.23 and $38.93 for the three months ended September 30, 2003 and 2002, respectively. ARPU represents (a) service revenues less activation revenues and 911 charges for the measurement period, divided by (b) the average number of subscribers during such period. For more details regarding our calculation of ARPU, refer to “Reconciliation of Non-GAAP Financial Measures” below. The $1.70 decrease, or 4%, was primarily the result of an increase in subscribers that do not pay their service while in hotlined status. We believe this reserve will stabilize going forward.

Revenues. For the three months ended September 30, 2003, our total revenues increased $79.9 million, or 216%, to $116.9 million from $37.0 million for the comparable period in 2002.

Service revenues accounted for 82% of total revenues and equipment revenues accounted for the remaining 18% for the three months ended September 30, 2003. Service revenues increased from $30.0 million for the three months ended September 30, 2002, to $95.8 million for the three months ended September 30, 2003, representing a 219% increase. The increase was primarily attributable to the timing of the commercial launch of our four markets and an increase in subscribers. We launched our Miami market in January 2002, our Atlanta and Sacramento markets in February 2002, and our San Francisco market was launched in September 2002.

Equipment revenues increased by $14.1 million for the three months ended September 30, 2003 to $21.0 million, representing a 203% increase over the same period in 2002. This increase was driven by the commercial launch of our business in 2002 and by the broader line of handsets that we began offering in 2003, which resulted in upgrade sales to our existing customers. In 2002, handset sales were limited to one model principally to new customers.

Cost of Service. For the three months ended September 30, 2003, our cost of service increased by $14.5 million, or 92%, to $30.3 million from $15.8 million for the comparable period in 2002. This increase was due to our overall growth. Call center expenses accounted for approximately $3.4 million of the increase due to the rise in the number of calls to the call center resulting from our increased subscriber base. In addition, interconnect fees increased by $2.9 million due to increased call volume and subscribers, billing expenses increased by $2.5 million due to the increased subscriber base, E-911 fees increased by $1.5 million and the remaining increase came from cell site rents resulting from network expansion, long distance costs due to additional long distance call volume and engineering costs related to the expansion and maintenance of our wireless network

Cost of Equipment. For the three months ended September 30, 2003, our cost of equipment increased by $10.4 million, or 41%, to $36.0 million from $25.6 million for the three months ended September 30, 2002. This increase was primarily attributable to the timing of the commercial launch of our four markets. In addition, we offered a broader line of handsets in 2003 that resulted in upgrade sales to existing customers. In 2002, handset sales were limited to one model sold principally to new customers.

Selling, General and Administrative Expenses. For the three months ended September 30, 2003, selling, general and administrative expenses were $24.0 million, as compared to $15.0 million for the three months ended September 30, 2002, resulting in a 60% increase. Selling expenses increased by approximately $2.2 million as a result of increased sales and marketing activities, including advertising expenses aimed at growing our customer base. General and administrative expenses increased by $5.3 million primarily as a result of additional staffing due to the launch of our business, and by an additional $1.5 million due to increased bank fees, transaction fees on bank accounts and credit cards.

Cost Per Gross Addition. Cost per gross addition, or CPGA,was $100.50 and $154.60 for the three months ended September 30, 2003 and 2002, respectively. The $54.10 decrease, or 35%, was primarily the result of scaling the business and achievement of lower handset subsidy. CPGA is calculated by dividing (a) selling expenses plus the total cost of equipment associated with transactions with new subscribers less activation revenues and equipment revenues associated with transactions with new subscribers during the measurement period by (b) gross subscriber additions during such period. Retail customer service expenses and equipment margin on handsets sold to existing subscribers, including handset upgrade transactions, are excluded, as these costs are incurred specifically for existing subscribers. For more detail regarding our calculation of CPGA, refer to “Reconciliation of Non-GAAP Financial Measures” below.

Cash Cost Per User. Cash cost per user, or CCPU, was $18.04 and $33.75 for the three months ended September 30, 2003 and 2002, respectively. The $15.71 decrease, or 47%, was primarily the result of scaling the business. CCPU is calculated by dividing (a) cost of service plus general and administrative expenses, plus equipment costs associated with transactions with existing customers, less E-911 charges by (b) the average subscribers for the respective periods. For more detail regarding our calculation of CCPU, refer to “Reconciliation of Non-GAAP Financial Measures” below.

Depreciation and Amortization. For the three months ended September 30, 2003, our depreciation and amortization expense was $10.7 million, compared to $5.8 million, for the comparable period in 2002, resulting in a 84% increase. The increase related primarily to the increase in network assets in service for the periods. In service base stations and switching equipment increased by 54% from the three months ended September 30, 2002. In addition, we had 130 more cell sites in service at September 30, 2003 than at September 30, 2002. We expect depreciation to continue to increase due to the additional cell sites and switches that we plan to place in service to meet future customer growth and usage.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization. Adjusted earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA, was $26.5 million and $(19.4) million for the three months ended September 30, 2003 and 2002, respectively. The $45.9 million increase was primarily the result of subscriber and revenue growth and scaling the business. For more details regarding the calculations of adjusted EBITDA, refer to “Reconciliation of Non-GAAP Financial Measures” below.

Net Income. We had net income applicable to common stockholders of approximately $3.7 million for the three months ended September 30, 2003, compared to a net loss of $19.2 million for the comparable period in 2002.

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

Subscribers. Net subscriber additions were 345,763 for the nine months ended September 30, 2003, bringing our total subscribers to approximately 859,000 as of September 30, 2003, an increase of 175% over the subscriber total as of September 30, 2002. This increase is primarily due to the timing of our commercial launch and the continued strong demand for our service offering.

Churn. The rate of subscriber turnover, or churn, was 4.7% for the nine months ended September 30, 2003 and 2002. Churn represents (a) the number of subscribers who have been disconnected from our system during the measurement period less the number of subscribers who thereafter have resubscribed to our service, divided by (b) the sum of the average number of subscribers during that period.

Average Revenue Per User. ARPU was $38.29 and $39.04 for the nine months ended September 30, 2003 and 2002, respectively. The $0.75 decrease, or 2%, was primarily the result of an increase in subscribers that do not pay their service while in hotlined status. We believe this reserve will stabilize going forward.

Revenues. For the nine months ended September 30, 2003, our total revenues increased by $258.7 million, or 397%, to $323.9 million from $65.2 million for the comparable period in 2002.

Service revenues increased 401%, or $210.0 million, to $262.3 million for the nine months ended September 30, 2003 from $52.3 million for the same period in 2002. This increase was primarily attributable to the timing of the commercial launch of our four markets. We launched our Miami market in January 2002, our Atlanta and Sacramento markets in February 2002, and our San Francisco market was launched in September 2002. Our subscriber base increased 175% to approximately 859,000 subscribers as of September 30, 2003, compared to approximately 312,000 subscribers as of September 30, 2002.

For the nine months ended September 30, 2003, our equipment revenues increased to $61.6 million, or 380%, from $12.8 million for the nine months ended September 30, 2002. This increase was primarily attributable to the timing of the commercial launch of our four markets. In addition, we offered a broader line of handsets in 2003 that resulted in upgrade sales to existing customers. In 2002, handset sales were limited to one model sold principally to new customers.

Cost of Service. Cost of service increased by $42.8 million, or 106%, for the nine months ended September 30, 2003, as compared to the nine months ended September 30, 2002. This increase was primarily the result of an increase of $8.3 million in call center expenses due to increased customer calls due to our larger customer base, $8.4 million increase in interconnect charges due to increased subscribers and call volume, increase of $6.3 million in billing costs resulting from the increase in subscribers, $4.1 million increase in E-911 charges, $4.0 million increase in infrastructure costs due to the expansion of the network, $3.4 million increase in cell site rentals resulting from network expansion, and $3.0 million increase in the cost of long distance resulting from additional long distance call volume. The remaining increase is due to the overall growth of our business and the increase in our subscriber base.

Cost of Equipment. For the nine months ended September 30, 2003, cost of equipment was $110.2 million, compared to $66.5 million for the same period in 2002. This represented an increase of 66%. The increase was primarily attributable to the timing of the commercial launch or our four markets and the increase in our subscribers. Our San Francisco market was launched in September 2002. In 2003, we offered a broader line of handsets that resulted in upgrade sales to existing customers. In 2002, handset sales were limited to one model.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $25.8 million, or 68%, to $64.0 million for the nine months ended September 30, 2003, compared to the nine months ended September 30, 2002. Selling expenses increased by $7.6 million as a result of increased sales and marketing activities, including advertising expenses aimed to grow our customer base. Our general and administrative expenses increased by $13.5 million primarily as a result of additional staffing due to the launch of our business and by an additional $4.7 million due to increased transaction fees on bank accounts and credit cards.

Cost Per Gross Addition. CPGA was $104.47 and $177.73 for the nine months ended September 30, 2003 and 2002, respectively. The $73.26 decrease, or 41%, was primarily the result of scaling the business and achievement of lower handset subsidy.

Cash Cost Per User. CCPU was $17.72 and $49.60 for the nine months ended September 30, 2003 and 2002, respectively. The $31.88 decrease, or 64%, was primarily the result of scaling the business.

Depreciation and Amortization. Depreciation and amortization was $29.8 million and $12.5 million for the nine months ended September 30, 2003 and 2002, respectively. The increase related primarily to the increase in network assets in service for the periods. In service base stations and switching equipment increased by 54% from the nine months ended September 30, 2002. In addition, we had 130 more cell sites in service at September 30, 2003 than at September 30, 2002. We expect depreciation to continue to increase due to the additional cell sites and switches that we plan to place in service to meet future customer growth and usage.

Gain on Extinguishment of Debt. We had a gain on the extinguishment of our FCC debt of approximately $402,000 for the nine months ended September 30, 2003. During 2003, we acquired auction discount vouchers from a telecommunications company, who could not use them. We used these vouchers to pay down our FCC debt, at a discount, which resulted in a gain on the extinguishment of the debt. We anticipate that we will continue to acquire these discount vouchers from time to time.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization. Adjusted earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA, was $66.6 million and $(80.0) million for the nine months ended September 30, 2003 and 2002, respectively. The $146.6 million increase was primarily the result of subscriber and revenue growth and scaling the business.

Net Income. Net income applicable to common stockholders decreased by $141.5 million for the nine months ended September 30, 2003, compared to the nine months ended September 30, 2002. The decrease was attributable to the $279.0 million gain on the sale of spectrum we recognized in 2002. If we had not had this gain in 2002, our net income applicable to common stockholders would have increased by approximately $104.0 million, net of tax.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues. For the year ended December 31, 2002, our total revenues were $125.6 million. We were a development stage company until our commercial launch in January 2002; therefore, we had no revenues in 2001.

For the year ended December 31, 2002, our service revenues were $102.1 million. Our subscriber base grew to approximately 513,000 subscribers at December 31, 2002, and our ARPU was $39.17 for the year then ended.

For the year ended December 31, 2002, our equipment revenues were $23.5 million.

Cost of Service. For the year ended December 31, 2002, our cost of service was $61.9 million. We had no cost of service in 2001.

Cost of Equipment. For the year ended December 31, 2002, our cost of equipment was $100.7 million. We did not sell handsets or other products prior to 2002; therefore, we had no cost of equipment in 2001.

Selling, General and Administrative Expenses. For the year ended December 31, 2002, selling, general and administrative expenses were $56.6 million as compared to $29.4 million for the year ended December 31, 2001, representing an increase of 93%. Selling expenses were $16.3 million in 2002, compared to no selling expenses in 2001. Our general and administrative costs increased $17.2 million as a result of additional staffing due to the launch of our business in 2002, $3.2 million as a result of transaction fees on bank accounts and credit cards, offset by $9.5 million primarily related to build-out activities, which prior to commercial launch were classified in general and administrative expenses.

Depreciation and Amortization. For the year ended December 31, 2002, our depreciation and amortization expense was $21.4 million compared to $0.2 million for the year ended December 31, 2001. The increase related primarily to depreciating wireless network assets for the switches and cell sites put into operation during 2002, along with depreciating furniture and equipment purchased for our offices and retail stores.

Interest Expense and Interest Income. Interest expense decreased from $10.5 million for the year ended December 31, 2001 to $6.8 million for the year ended December 31, 2002, representing a decrease of 35%. This decrease resulted from a reduction of a portion of our FCC notes following our sale of spectrum in 2002 and the settlement of notes to an equipment vendor in the third quarter of 2001. For the year ended December 31, 2002, interest income was $1.0 million, as compared to $2.0 million for the year ended December 31, 2001. This decrease was due to a decline in interest rates on our short-term investments as well as lower average cash balances.

Net Income. For the year ended December 31, 2002, net income applicable to common stockholders was $128.2 million as compared to a net loss applicable to common stockholders of $50.1 million for the year ended December 31, 2001. Net income for 2002 included a gain of $279.0 million from our sale of spectrum. Accrued dividends on our preferred stock increased $5.8 million to $10.8 million for the year ended December 31, 2002 from $5.0 million for the year ended December 31, 2001 as a result of the issuance of additional preferred stock during 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues. We were a development stage company until our commercial launch in January 2002; therefore we had no revenues in 2001 or 2000.

Cost of Service. We had no cost of service in 2001 or 2000.

Cost of Equipment. We did not sell handsets or other products prior to 2002; therefore, we had no cost of equipment in 2001 or 2000.

Selling, General and Administrative Expenses. For the year ended December 31, 2001, selling, general and administrative expenses were $29.4 million as compared to $4.6 million for the year ended December 31, 2000, representing an increase of 539%. No selling expenses were incurred in 2001 or 2000 as we were still in the development stage. Our general and administrative costs increased in 2001 as a result of additional staffing required for network build-out activities started in 2001.

Depreciation and Amortization. For the year ended December 31, 2001, our depreciation and amortization expense was $0.2 million. Depreciation and amortization expense for the year ended December 31, 2000 was insignificant and related solely to the depreciation of office and computer equipment. The increase related primarily to depreciating additional office equipment, furniture and fixtures placed in service during 2001.

Interest Expense and Interest Income. Interest expense decreased from $16.1 million for the year ended December 31, 2000 to $10.5 million for the year ended December 31, 2001, representing a decrease of 35%. This decrease resulted from the settlement of notes to an equipment vendor in 2001. For the year ended December 31, 2001, interest income was $2.0 million, as compared to $0.2 million for the year ended December 31, 2000. This increase was due to an increase in short-term investments as a result of the issuance of additional preferred stock during 2001.

Net Loss. For the year ended December 31, 2001, we had a net loss applicable to common stockholders of $50.1 million as compared to a net loss applicable to common stockholders of $21.2 million for the year ended December 31, 2000, representing an increase of 136%. Accrued dividends on our preferred stock increased $4.4 million to $5.0 million for the year ended December 31, 2001 from $0.6 million for the year ended December 31, 2000 as a result of the issuance of additional preferred stock during 2001.

Liquidity and Capital Resources

The construction of our network and the marketing and distribution of our wireless communications products and services have required, and will continue to require, substantial capital investment. Capital outlays have included license acquisition costs, capital expenditures for network construction, funding of operating cash flow losses and other working capital costs, debt service and financing fees and expenses. We estimate that our aggregate capital expenditures for 2003 will be $153.0 million, of which $94.8 million had been incurred through September 30, 2003. We believe our cash on hand, the proceeds of the sale of the old notes, the receipt of $35.4 million of committed equity from the holders of our preferred stock that we called in October 2003 and received in November 2003, and cash generated from operations will be sufficient to meet our projected capital requirements for the foreseeable future. The proceeds of the sale of the old notes will enable us to accelerate our business plan, while allowing us to maintain an expected cash liquidity cushion of approximately $100 million. Although we estimate that these funds will be sufficient to finance our continued growth, we may have additional capital requirements, which could be substantial, for future network and handset upgrades and advances in new technology.

Existing Indebtedness. As of September 30, 2003, we had $198.3 million of total indebtedness. This indebtedness consists of $150.0 million principal amount of our senior notes, $50.0 million face amount of our FCC notes, which are recorded net of unamortized original issue discount of $5.5 million, and $3.8 million of debt associated with our obligation to other carriers for the cost of clearing microwave links in areas covered by our licenses. For a description of our existing indebtedness, see “Description of Other Indebtedness.”

Preferred Stock Issuances. As of September 30, 2003, as adjusted to give effect to the receipt of $35.4 million of committed equity from the holders of our preferred stock that we called in October 2003 and received in November 2003, 3,500,000 shares of our Series D preferred stock have been issued for $349.9 million.

Common Stock Issuances. As of September 30, 2003, 180 shares of our Class A common stock, 7,687,570 shares of our Class B common stock and 65,169,271 shares of our Class C common stock have been issued providing $104.7 million of equity capital.

Historical Cash Flow. As of September 30, 2003, we had $206.9 million in cash and cash equivalents, as compared to $61.7 million at December 31, 2002. Cash provided by operating activities was $66.0 million during the nine months ended September 30, 2003 as a result of our net income of $19.2 million and $48.3 million consisting primarily of depreciation and amortization, deferred expenses, accretion of interest and non-cash compensation, and $1.6 million of cash used from changes in working capital. Cash used in investing activities was $93.8 million during the nine months ended September 30, 2003, primarily relating to capital expenditures associated with increasing the capacity of our network. We will continue to upgrade our network capacity and service quality to support our anticipated subscriber growth and satisfy competitive requirements. Cash provided by financing activities was $173.0 million during the nine months ended September 30, 2003, primarily relating to the net proceeds from the sale of our senior notes of $145.5 million and the sale of our Series D preferred stock of $30.0 million.

As of December 31, 2002, we had $61.7 million in cash and cash equivalents, as compared to $42.7 million in cash and cash equivalents at December 31, 2001. Cash used in operating activities was $64.5 million during the year ended December 31, 2002 as a result of our net income of $139.1 million, $37.5 million of cash provided by changes in working capital and $37.9 million consisting primarily of depreciation and amortization, deferred income taxes, accretion of interest, and non-cash compensation, offset by a $279.0 million gain resulting from our sale of spectrum, the proceeds of which are included in investing cash flows. Cash used by investing activities was $73.5 million during the year ending December 31, 2002, primarily relating to capital expenditures associated with our network build-out, offset by $141.2 million of proceeds on our sale of spectrum. Cash provided by financing activities was $157.1 million during the year ended December 31, 2002, primarily relating to proceeds from the sale of our preferred stock.

As of December 31, 2001, we had $42.7 million in cash and cash equivalents, as compared to $9.2 million in cash and cash equivalents at December 31, 2000. Cash used in operating activities was $32.4 million during the year ended December 31, 2001 as a result of our net loss of $45.2 million and $0.8 million of cash used in changes in working capital, offset by $13.6 million consisting primarily of loss on extinguishment of debt, depreciation and amortization, accretion of interest and non-cash compensation. Cash provided by investing activities was $24.2 million during the year ending December 31, 2001, primarily relating to an advance associated with our sale of spectrum that ultimately closed in 2002, offset by capital expenditures associated with our network build-out. Cash provided by financing activities was $41.7 million during the year ended December 31, 2001, primarily relating to proceeds from the sale of our preferred stock.

We have realized significant increases in cash flows from operating activities and adjusted EBITDA during 2002 and the first nine months of 2003 as the scale of our business and the size of our subscriber base have grown. While we believe that our current business will continue to generate increasing cash flows from operating activities and adjusted EBITDA in the long-term, accelerated near-term growth could adversely affect operating cash flows and adjusted EBITDA as a result of the costs required to attract new subscribers, including handset subsidies and increased advertising and marketing expenses. As a result of our growth strategy, our cash flows from operating activities and adjusted EBITDA for the remainder of 2003 and for 2004 may decline as compared to recent historical periods.

Contractual Obligations and Commercial Commitments

The following table provides aggregate information about our contractual obligations as of December 31, 2002. See notes 5 and 8 to our consolidated financial statements as of and for the years ended December 31, 2001 and 2002.

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Contractual Obligations
Long-term debt, including current portion	$58,639	$9,499	$27,614	$19,157	$2,369
Operating leases	156,139	19,788	41,184	32,336	62,831

Total cash contractual obligations	$214,778	$29,287	$68,798	$51,493	$65,200

Inflation

We believe that inflation has not affected our operations materially.

Qualitative and Quantitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market prices and rates, including interest rates. We do not enter into derivatives or other financial instruments for trading, speculative or hedging purposes. Our outstanding indebtedness bears interest at fixed rates.

Investments in fixed rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities, which have seen a decline in market value due to changes in interest rates. Our investment securities are held for purposes other than trading. The fair value of investments held at September 30, 2003 approximated amortized cost.

The following table presents the estimated future outstanding long-term debt at the end of each year and future required annual principal payments for each year then ended associated with the senior notes, capital leases and the credit facility financing based on our projected level of long-term indebtedness:

	Years Ending December 31,
	2003	2004	2005	2006	2007	Thereafter
	(Dollars in millions)
Fixed Rate Instruments
10¾% senior notes	$150	$150	$150	$150	$150	$—
Fixed interest rate	10.75%	10.75%	10.75%	10.75%	10.75%	10.75%
Principal payments	—	—	—	—	—	150
FCC government notes	46	33	19	4	—	—
Fixed interest rate	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%
Principal payments	9	13	14	15	4	—
Microwave Clearing	5	5	5	5	5	4
Fixed interest rate	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%
Principal payments	—	—	—	—	—	1

Effect of New Accounting Standards

In November 2002, the Emerging Issues Task Force, or the EITF, of the Financial Accounting Standards Board, or the FASB, reached consensus on EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” This consensus requires that revenue arrangements with multiple deliverables be divided into separate units of accounting if the deliverables in the arrangement meet specific criteria. In addition, arrangement consideration must be allocated among the separate units of accounting based on their relative fair values, with certain limitations. The sale of wireless service with an accompanying handset constitutes a revenue arrangement with multiple deliverables. We adopted the provisions of this consensus for revenue arrangements entered into beginning after July 1, 2003. We have elected to apply the accounting provisions of this EITF on a prospective basis beginning July 1, 2003. We will allocate amounts charged to customers between the sale of handsets and the sale of wireless telecommunication services on a relative fair value basis. In most cases, this will result in all amounts collected from the customer upon activation of the handset being allocated to the sale of the handset. As a result of this treatment, activation fees included in the consideration at the time of sale will be recorded as handset revenue. Prior to the adoption of EITF 00-21, we had deferred activation fee revenue and amortized these revenues over the average life of our subscribers. The existing deferred revenue at July 1, 2003 will continue to be amortized.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure,” which is an amendment of SFAS no. 123 “Accounting for Stock-Based Compensation.” This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of this statement are effective for fiscal years ending after and interim periods beginning after December 15, 2002. As we continue to account for stock-based employee compensation using the intrinsic value method under APB Opinion No. 25, we, as required, have only adopted the revised disclosure requirements of SFAS No. 148 as of December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others—An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34.” This interpretation expands on the existing accounting guidance and disclosure requirements for most guarantees, including indemnifications. It requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee if that amount is reasonably estimable, and must disclose that information in its interim and annual financial statements. The provisions for initial recognition and measurement of the liability are to be applied on a prospective basis to guarantees issued or modified on or after January 1, 2003. Our initial adoption of this statement on January 1, 2003, did not have a material impact on our results of operations, financial position, or cash flows. Guarantees issued or modified after January 1, 2003, will be recognized at their fair value in our financial statements. For the nine months ended September 30, 2003, we had no outstanding guarantees.

On January 17, 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. For public entities with VIEs created before February 1, 2003, the implementation and disclosure requirements of FIN 46 are effective no later than the beginning of the first interim or annual reporting period beginning after December 15, 2003. For VIEs created after January 31, 2003, the requirements are effective no later than the end of the first interim or annual reporting period ending after March 15, 2004. We do not believe the provisions of FIN 46 will have a material effect on our financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. Our initial adoption of this statement on July 1, 2003 did not have a material impact on our results of operations, financial position, or cash flows. As of September 30, 2003, we had no derivative instruments.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. The impact of this statement has no material effect on our results of operations, financial position, or cash flows.

Reconciliation of Non-GAAP Financial Measures

We utilize certain financial measures that are not calculated in accordance with GAAP to assess our financial performance. A non-GAAP financial measure is defined as a numerical measure of a company’s financial performance that (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the comparable measure calculated and presented in accordance with GAAP in the statement of income or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented. The discussion of each non-GAAP financial measure we use in this report appears above under “Results of Operations.” A brief description of the calculation of each measure is included where the particular measure is first discussed. Our method of computation may or may not be comparable to other similarly titled measures of other companies. The following tables reconcile our non-GAAP financial measures with our financial statements presented in accordance with GAAP.

Average Revenue per User (ARPU)

	Nine Months Ended September 30,
	2002	2003
	(In thousands, except ARPU and average subscribers)
Service revenue	$52,337	$262,346
Less: Activation revenues	(1,657)	(6,682)
E-911 charges	—	(4,104)

Net service revenues	50,680	251,560

Average subscribers	144,256	729,932

ARPU	$39.04	$38.29

We believe ARPU, which calculates the average service revenue billed to an individual subscriber, is a useful measure to evaluate our past billable service revenue and to assist in forecasting our future billable service revenue. ARPU excludes activation revenues and E-911 charges.

Cost per Gross Addition (CPGA)

	Nine Months Ended September 30,
	2002	2003
	(In thousands, except CPGA and gross subscriber additions)
Selling expenses	$15,921	$30,513
Plus: Total cost of equipment associated with transactions with new subscribers	64,791	97,509
Less: Activation revenues	(1,657)	(6,682)
Equipment revenues associated with transactions with new subscriber	(12,814)	(52,738)

CPGA operating expenses	66,241	68,602

Gross subscriber additions	372,698	656,659

CPGA	$177.73	$104.47

We believe CPGA is a useful measure to assess the efficiency of our distribution strategy, validate the initial capital invested in our subscribers and determine the number of months to recover our subscriber acquisition costs. This measure also provides a gauge to compare our average acquisition costs per new subscriber to that of other wireless communications providers.

Cash Cost per User (CCPU)

	Nine Months Ended September 30,
	2002	2003
	(In thousands, except CCPU and average number of subscribers)
Cost of service	$40,347	$83,138
Plus: General and administrative expenses associated with existing subscribers	22,294	33,507
Equipment costs associated with transactions with existing subscribers	1,757	12,658
Less: E-911 charges	—	(4,104)
Equipment revenues associated with transactions with existing subscribers	(1)	(8,816)

	64,397	116,383

Average number of subscribers	144,256	729,932

CCPU	$49.60	$17.72

We believe CCPU is a useful measure to determine our operating efficiency and per-subscriber profitability and to gauge our subscriber costs in relation to those of other wireless communications providers.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)

	Nine Months Ended September 30,
	2002	2003
	(In thousands)
Net income	$153,895	$19,216
Add back non adjusted EBITDA items included in net income:
Depreciation and amortization	12,517	29,758
(Gain) loss on sale of assets	(278,956)	324
Interest expense	5,100	5,200
Interest income	(793)	(418)
Gain on extinguishment of debt	—	(402)
Provision of income taxes	28,279	12,823
Cumulative effect of change in accounting principle, net of tax	—	74

Adjusted EBITDA	$(79,958)	$66,575

Adjusted EBITDA represents net income before depreciation and amortization, (gain) loss on sale of assets, interest expense, interest income, gain on extinguishment of debt, provision for income taxes and cumulative effect of change in accounting principle. We believe that adjusted EBITDA provides meaningful additional information concerning a company’s operating results and its ability to service its long-term debt and other fixed obligations and to fund its continued growth. Many financial analysts consider adjusted EBITDA to be a meaningful indicator of an entity’s ability to meet its future financial obligations, and they consider growth in adjusted EBITDA to be an indicator of future profitability, especially in a capital-intensive industry such as wireless communications. You should not construe adjusted EBITDA as an alternative to net income or cash flows from operating activities as determined in accordance with generally accepted accounting principles (GAAP), or as a measure of liquidity. Because adjusted EBITDA is not calculated in the same manner by all companies, it may not be comparable to other similarly titled measure of other companies.

BUSINESS

MetroPCS

We provide wireless communications services in the greater San Francisco, Miami, Atlanta and Sacramento metropolitan areas. We hold 14 PCS licenses clustered in these markets with a total population of approximately 22.6 million. We launched service in our Miami, Atlanta and Sacramento markets in the first quarter of 2002, and in our San Francisco market in September 2002. In November 2003, we launched our west Florida market, which includes Naples and Fort Myers. After 20 months of operation, our network covered 17.6 million POPs and, as of September 30, 2003, we had approximately 859,000 subscribers. For the three months ended September 30, 2003, we had total revenues of $116.9 million and net income of $8.5 million.

Our principal business strategy is to provide simple-to-use and affordable mobile phone service to the mass market, which we believe is currently underserved by traditional wireless carriers. Our service, branded under the “metroPCS” name, allows our customers to place unlimited wireless calls within a local calling area and to receive unlimited calls from any area for a flat monthly rate of $35 for subscribers on our basic rate plan. In November 2003, we began to formally market a $40 per month service offering that allows our subscribers to place unlimited calls, within our coverage area, to anywhere in the continental United States, and to receive unlimited calls from anywhere in the world. We also provide caller ID, text messaging, long distance service (for subscribers on our unlimited local calling plan) and other value-added services for additional fees, which resulted in average monthly revenue per user, or ARPU, of approximately $37 for the three months ended September 30, 2003. Our subscribers pay for our service in advance, and we do not require a long-term service contract. We believe that our differentiated market position and service offering has led to high rates of customer acceptance and subscriber growth, reflected by the 4.9% market penetration that we reached in 20 months of operation. Because of our unlimited calling plan, our subscribers average approximately 1,600 minutes of use per month, compared to approximately 600 minutes per month for subscribers of traditional wireless carriers.

We have deployed a 100% CDMA 1XRTT network in each of our markets that is designed specifically to provide the capacity necessary to satisfy the usage requirements of our subscribers. CDMA 1XRTT technology provides us with substantially more voice and data capacity than the TDMA, GSM or first generation CDMA networks more commonly used by other U.S. wireless carriers. We believe we were the first wireless company in the United States to deploy an all-digital network based on third generation infrastructure. All of our subscribers have CDMA 1XRTT-compatible handsets. We also hold 30 MHz of PCS spectrum in 13 of the 14 licensed markets that we serve, which combined with our CDMA 1XRTT network, currently allows us to rapidly and cost-effectively add network capacity without cell splitting. We believe that the combination of our network technology, network design and spectrum depth makes us uniquely suited to efficiently serve the usage demands of our subscribers and provides us with a competitive advantage.

Competitive Strengths

We believe our business has many compelling and sustainable competitive strengths, including:

Differentiated Service Offering. We provide our subscribers with unlimited local wireless services or unlimited local and long distance wireless services at a low, fixed price, with no long-term contract requirement. We believe this represents a unique value proposition for our subscribers that differs from offerings of traditional wireless carriers. We also believe that our ability to capture approximately 859,000 subscribers through September 30, 2003 demonstrates the demand for our offering.

Major Market Focus. Our service areas include four of the 25 most populous metropolitan areas in the United States: San Francisco, Miami, Atlanta, and Sacramento. We believe the population density of our market clusters results in increased efficiencies in network deployment, operating costs and product distribution. Our markets have an average population density of 335 POPs per square mile, over four times the national average. In addition, the population of our markets is growing at an average of 1.5 times faster than the national average and the average household income in our markets is $5,000 above the national average. Based on these statistics, we believe our markets have the most attractive profile of any U.S. wireless carrier.

Low Cost Provider. We believe that our operating strategy, network design, population density and spectrum position have allowed us to become the lowest cost provider of wireless services in the United States. For the three months ended September 30, 2003, our monthly cash cost per user, or CCPU, was approximately $18, which is significantly less than the industry average of $31. In addition, our targeted marketing and cost-effective distribution strategies have allowed us to realize a cost per gross addition, or CPGA, of approximately $100 for the three months ended September 30, 2003, which is almost one-quarter of the industry average. Furthermore, the population density of our markets has allowed us to incur total network build-out costs through September 30, 2003 of approximately $28 per covered POP, which is significantly less than the cost per covered POP incurred by the traditional wireless carriers.

Rapid, Profitable Growth. We launched operations in our first markets in the first quarter of 2002 and achieved positive consolidated adjusted EBITDA within 12 months of operation (first quarter of 2003) and positive consolidated free cash flow (defined as adjusted EBITDA less capital expenditures plus changes in working capital) within 15 months of operation (second quarter of 2003). We believe that we reached these milestones faster than any other wireless carrier. For the three months ended September 30, 2003, our ARPU was approximately $37, resulting in average monthly cash profit per subscriber (defined as ARPU less CCPU) of approximately $19, and our average payback period for new subscribers (defined as CPGA divided by monthly cash profit per subscriber) was approximately 5.3 months.

Strong Capitalization and Liquidity Position. Our current business plan is fully funded. We will use the proceeds from the sale of the old notes to accelerate our business plan, while maintaining an expected cash liquidity cushion of approximately $100 million. We have less total debt and less debt per covered POP than any publicly traded wireless services company in the United States. Since our inception, we have financed our operations primarily through equity investments. To date, we have raised $455.5 million in equity capital.

Valuable Spectrum Portfolio. Based on the average winning bids for wireless spectrum in FCC Auction 35 held in January 2001, the implied value of our FCC licenses would be as high as $3.5 billion, and recent comparative transactions imply a market value of approximately $1.5 billion. Although 13 of our 14 licenses cover 30 MHz of spectrum, our business plan requires only 20 MHz. This allows us the flexibility to sell or swap portions of our spectrum without affecting our business. In February 2002, we completed our only spectrum sale to date, selling 10 MHz of spectrum in our Atlanta market for $290.0 million.

Business Strategy

We believe there is substantial demand for affordable wireless services in our markets and that many prospective customers currently refrain from subscribing to or extensively using traditional wireless communications services due to high prices or unattractive and confusing calling plans. We believe that this is demonstrated by our estimate that approximately 40% of our subscribers are first-time wireless users. We also believe that our service reduces or eliminates the gap between existing wireless and wireline pricing, which we believe stimulates usage of our wireless services and may contribute to driving U.S. wireless penetration rates in our markets to levels comparable to those in Europe and Asia. The major components of our strategy are:

Offer Affordable Wireless Services. We provide wireless communications services to our subscribers at a flat rate that results in average per minute costs that are significantly lower than rates charged by other wireless service providers and that are competitive with traditional wireline services. Like traditional wireline pricing plans, we charge separately for other enhanced features and long distance (for subscribers on our basic unlimited local calling plan) in order to preserve a low fixed monthly price for basic airtime. We believe this pricing strategy has stimulated customer acceptance and usage of our wireless services. Additionally, our cost structure has allowed us to generate an average monthly cash profit per subscriber of $19 for the three months ended September 30, 2003.

Enhance Our Network. We intend to expand our network coverage to include an additional 2.2 million POPs within our existing markets, including areas in which we hold licenses but have not launched commercial service, such as cities on the east coast of Florida, cities in the greater Atlanta metropolitan area and the travel corridor between our San Francisco and Sacramento markets. We also intend to supplement our existing coverage footprint to ensure quality levels and improve in-building penetration in urban areas. We believe these enhancements will further increase our customer satisfaction and contribute to our success.

Introduce Mobile Data Services. Our existing CDMA 1XRTT network is designed to provide a range of data services. We introduced color screen, data capable handsets into our markets in the third quarter of 2003 and will continue to expand our offering of next-generation handsets in the fourth quarter as unit pricing continues to decline. We also intend to introduce basic data services, including binary runtime environment for wireless, or BREW, games and ringtones, in the fourth quarter of 2003. We believe the combination of enhanced network coverage and new data features will further enhance our competitive position.

Utilize Excess Spectrum. We have excess spectrum in a number of our markets, which we may choose to swap for spectrum in new markets or sell for cash. We expect that any expansion of our network that we pursue would be in markets with characteristics similar to those in our current markets, which we believe would enable us to profitably and efficiently introduce our service.

Company History

We were formed in 1994 for the purpose of acquiring and operating PCS licenses as a “small business” under the FCC’s “designated entity” rules. In 1996, we participated in the FCC’s C-Block auctions of PCS spectrum licenses. Although the auctions in which we were declared the high bidder concluded in May 1996, the FCC did not issue the licenses to us until January 1997, by which time the market value of PCS licenses had declined dramatically due to, among other things, the FCC’s intervening auction of licenses in the D-, E- and F-Blocks. In connection with the C-Block auction, each of our 14 license subsidiaries had executed a separate promissory note payable to the FCC in an amount equal to the purchase price of that subsidiary’s FCC license. As a result, we were unable to obtain the financing necessary to service our debt to the FCC and build our networks.

In October 1997, after repeated efforts to obtain a commercially viable restructuring of our debt to the FCC, the subsidiaries in which we hold our FCC licenses each filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. In January 1998, we (under our former name, General Wireless, Inc.) filed our own voluntary Chapter 11 petition, joining our license subsidiaries’ bankruptcy proceedings.

As a result of proceedings commenced in the bankruptcy court, it was determined that, after crediting the $106.0 million we had paid to the FCC as down payments for our licenses, the total amount owed by us to the FCC was $60.0 million. In September 1998, the bankruptcy court confirmed our plan of reorganization and we emerged from bankruptcy in October 1998.

FCC Licenses

Each of our 14 wholly owned license subsidiaries holds one 30 MHz PCS license, with the exception of one of our subsidiaries, which holds a license for the 20 MHz remaining following the February 2002 sale of 10 MHz of spectrum in our Atlanta market. Six licenses permit wireless operations in the greater San Francisco and Sacramento metropolitan areas, five permit wireless operations in the Miami metropolitan area, and three permit wireless operations in the Atlanta metropolitan area. The licenses have an initial term of ten years after the initial grant date (January 1997), and, subject to applicable conditions, may be renewed thereafter. Each FCC license is essential to our ability to operate and conduct our business in the area covered by that license. See “Risk Factors—Risks Related to Our Business” and “Legislation and Government Regulations.”

Products and Services

We provide affordable, reliable and high-quality wireless communications services, which consists of two primary pricing plans. Our basic $35 per month service offering allows our subscribers to place unlimited calls within our calling area and to receive unlimited calls from anywhere in the world. In November 2003, we began to formally market a $40 per month service offering that allows our subscribers to place unlimited calls, within our coverage area, to anywhere in the continental United States, and to receive unlimited calls from anywhere in the world. Both plans are paid for in advance and do not require a long-term service contract. Our calling areas extend in most cases beyond the boundaries of our actual license footprint. For example, subscribers in our San Francisco and Sacramento markets may place unlimited calls in areas throughout Northern California for which our wireline competitors generally would impose toll charges. Subscribers on our basic $35 per month plan desiring long distance calling service can choose among several pre-paid options, which allows them to use our service to place calls anywhere in the world at favorable rates. Subscribers who travel outside of their coverage area may roam onto other wireless networks by providing the carrier on those networks with a credit card number, thereby allowing that carrier to bill them directly for their roaming charges. We incur no costs, nor do we receive any revenues, when our subscribers utilize these third-party roaming services. In addition to basic airtime and long distance connectivity, we offer a variety of wireless products and enhanced services, generally on an à la carte basis, including the following:

Advanced Handsets. We sell a variety of handsets manufactured primarily by Nokia, Kyocera, Audiovox and Sony Ericsson for use on our network, including models that provide color screens and other features to facilitate digital data transmission. All of the handsets we offer are CDMA 1XRTT compliant.

Message Waiting Notification. This feature initiates a voice or short messaging service, or SMS, “message waiting” indicator on the handset that notifies the subscriber of a new message.

Text Messaging Services. This feature allows the subscriber to send and receive alphanumeric messages, which can be received, stored and displayed on the handset on demand.

Custom Calling Features. We offer other custom calling features, including caller ID, call waiting, conference calling, distinctive ring tones and voicemail.

Markets

Our FCC licenses cover four clusters encompassing the greater metropolitan areas of San Francisco, Miami, Atlanta and Sacramento. We believe our markets are particularly attractive because of their high population densities, high historical and projected population growth rates, favorable business climates and long commuting times relative to national averages. The population of our markets is growing and is expected to continue to grow at an average of 1.5 times faster than the national average for the period of 2001 through 2006.

The following table sets forth information regarding our markets:

	2002 POPs(1)	MHz in Market	2001-2006 Population Growth Rate(1)	Population Density(2)
	(in thousands)
San Francisco Cluster:
San Francisco—Oakland—San Jose	7,375.9	30	1.05%	544
Salinas—Monterey	410.1	30	1.03%	124
Subtotals/Average	7,786.0		1.05%	462

Miami Cluster:
Miami—Fort Lauderdale	4,073.0	30	1.62%	970
West Palm Beach	1,213.6	30	2.02%	439
Fort Myers	654.7	30	2.04%	191
Fort Pierce—Vero Beach	447.9	30	1.86%	274
Naples	268.1	30	3.01%	134

Subtotals/Average	6,657.3		1.81%	475
Atlanta Cluster:
Atlanta	4,612.8	20	2.31%	420
Gainesville	259.4	30	2.53%	159
Athens	214.7	30	1.85%	156

Subtotals/Average	5,086.9		2.30%	364
Sacramento Cluster:
Sacramento	2,059.0	30	1.45%	129
Stockton	619.6	30	1.31%	254
Chico—Oroville	233.4	30	0.96%	79
Yuba City—Marysville	141.9	30	1.09%	114

Subtotals/Average	3,053.9		1.37%	135
Totals/Average	22,584.1		1.60%	335
U.S. Average	291,248.0		1.06%	82

(1)	Source: Paul Kagan Associates, Inc. Wireless Telecom Atlas & Databook 2002.
(2)	Number of POPs per square mile as of December 31, 2001.

Distribution and Marketing

We offer our wireless services under the MetroPCS brand both through indirect independent retail outlets and directly to our customers through company-operated retail stores. At September 30, 2003, our distribution outlets included approximately 1,000 indirect independent retail outlets and 41 MetroPCS retail locations. Our indirect distribution outlets include a range of local, regional and national mass market retailers and specialty stores. For the first three fiscal quarters of 2003, approximately 75% of our gross subscriber additions were added through our indirect distribution outlets. We believe our mix of indirect and direct distribution provides us with the ability to reach the largest number of potential customers in our markets at a low relative cost. We plan to increase our number of indirect distribution outlets and company-operated stores.

We engage in local advertising in order to develop our brand and support our indirect and direct distribution channels. We primarily advertise through radio and local print media. In addition, we believe we have benefited from a significant number of word-of-mouth subscriber referrals.

Network Operations

We believe that we have deployed the first 100% CDMA 1XRTT network in the United States. We began to build out our network in 2001, shortly after other CDMA carriers began to upgrade their networks to 1XRTT. As a result, we were able to deploy our network with third generation capabilities at a fraction of the cost that was incurred by other carriers to deploy first generation CDMA networks. All of our handsets are CDMA 1XRTT compliant and as a result we receive the full capacity and quality benefits that CDMA 1XRTT provides across our entire network and subscriber base.

As of October 31, 2003, our network consisted of seven switches at five switching centers and 923 cell sites in operation. A switching center serves several purposes, including routing calls, managing call handoffs, managing access to the public telephone network and providing access to voicemail and other value-added services. Currently, all of our cell sites are co-located, meaning our equipment is located on leased facilities that are owned by third parties who retain the right to lease these facilities to other carriers as well. We utilize our switching centers’ capabilities for around-the-clock monitoring of our network base stations and switches.

Our network connects to the public telephone network through local exchange carriers, which facilitate the origination and termination of traffic between our network and both local exchange and long distance carriers. We have negotiated interconnection agreements with our local exchange carriers.

We use third-party providers for long distance services and for backhaul services. Backhaul services are the telecommunications services that other carriers provide to carry our traffic from our cell sites to our switching facilities.

Network Technology

Wireless digital signal transmission is accomplished through the use of various forms of frequency management technology or “air interface protocols.” The FCC has not mandated a universal air interface protocol for wireless personal communications services systems. Rather, wireless personal communications systems operate under one of three principal air interface protocols: code division multiple access, or CDMA; time division multiple access, or TDMA; or global system for mobile communications, or GSM. TDMA and GSM communications are both time division multiple access systems but are incompatible with each other. CDMA is incompatible with both GSM and TDMA systems. Accordingly, a subscriber of a system that utilizes CDMA technology is unable to use a CDMA handset when traveling in an area not served by a CDMA-based wireless carrier, unless the customer carries a dual- band/dual-mode handset that permits the customer to use the analog cellular system in that area. The same issue applies to users of TDMA or GSM systems.

Our decision to use CDMA was based on several key advantages relative to other digital protocols, including the following:

Higher network capacity. CDMA technology provides increased capacity within the allocated frequency by transmitting signals represented by a specific code using any available capacity within an entire frequency range. TDMA and GSM, on the other hand, transmit signals within an allocated portion of a frequency range. Therefore, CDMA uses the entire frequency in each cell rather than using only a fraction of such frequency as is typically the case with TDMA and GSM technologies. We believe, based on studies by CDMA handset manufacturers, that our implementation of CDMA digital technology will eventually provide system capacity that is approximately seven to ten times greater than that of analog technology and approximately three times greater than that of TDMA and GSM systems, resulting in significant operating and cost efficiencies. Additionally, we believe that CDMA technology provides call quality that is superior to that of other wireless technologies.

Longer handset battery life. TDMA and GSM handsets transmit signals at fixed power levels, regardless of the distance from a transmitter. The power regulating nature of CDMA, however, establishes a communication link with a subscriber handset at the lowest possible power level suitable for high-quality voice transmission at a given distance from the transmitter. As a result, while a digital handset using any of the three technologies has a substantially longer battery life than an analog cellular handset, battery life in CDMA handsets can be proportionately extended to provide longer periods between recharges.

Fewer dropped calls. CDMA systems transfer calls throughout the CDMA network using a technique referred to as a soft hand-off, which connects a mobile customer’s call with a new base station while maintaining a connection with the base station currently in use. CDMA networks monitor the quality of the transmission received by multiple base stations simultaneously to select a better transmission path and to ensure that the network does not disconnect the call in one cell unless replaced by a stronger signal from another base station. Analog, TDMA and GSM networks use a hard hand-off and disconnect the call from the current base station as it connects with a new one without any simultaneous connection to both base stations. This characteristic of CDMA results in fewer dropped calls compared to other technologies.

Simplified frequency planning. Frequency planning is the process by which wireless service providers analyze and test alternative patterns of frequency use within their systems to minimize interference and maximize capacity. Currently, TDMA and GSM service providers spend considerable time and money on frequency planning because of the need to reuse frequencies to maximize capacity throughout a network. With CDMA technology, however, the same subset of allocated frequencies can be reused in every cell, substantially reducing the need for costly frequency planning.

Efficient migration path. CDMA 1XRTT technology can be easily and inexpensively upgraded to third generation voice and data capabilities. The relatively low incremental investment in each step along the migration path is an advantage of this technology. Additional steps can be taken as demand for more robust data services or need for additional capacity develops at relatively modest capital investment levels.

Privacy and security. CDMA access technology combines a constantly changing coding scheme with a low power signal to enhance call security and privacy.

Competition

We compete directly in each of our markets with other wireless providers and with wireline providers as a mobile alternative to traditional landline service. Some wireless competitors operate wireless communications networks covering most of the United States. Many competitors have substantially greater resources and larger market share than we have, which may affect our ability to compete successfully. In addition, the competitive pressures of the wireless communications market have caused other carriers to offer service plans with increasingly large bundles of minutes of use at increasingly low prices. These competitive plans could adversely affect our ability to maintain our pricing, market penetration and customer retention. Furthermore, the FCC is pursuing policies designed to make available additional spectrum for the provision of wireless services in each of our markets, which may increase the number of wireless competitors we face and enhance the ability of our wireless competitors to offer plans and services.

We also compete with companies that use other communications technologies, including paging and digital two-way paging, enhanced specialized mobile radio and domestic and global mobile satellite service. These technologies may have advantages over the technology we use and may ultimately be more attractive to customers. We may compete in the future with companies that offer new technologies and market other services that we do not currently intend to market. Some of our competitors do or may offer these other services together with their wireless communications service, which may make their services more attractive to customers. In addition, we expect that, over time, providers of wireless communications services will compete more directly with providers of traditional landline telephone services. In addition, energy companies, utility companies and cable operators are expanding their services to offer communications services.

Employees

As of September 30, 2003, we had 679 employees. We believe that our relationship with our employees is good. None of our employees is represented by an employee union.

Properties

We maintain our executive offices in Dallas, Texas, and regional offices in Alameda, California; Sunrise, Florida; Norcross, Georgia; and Folsom, California. All of our facilities are leased.

Legal Proceedings

From time to time, we are involved in litigation that we consider to be in the normal course of business. We are not party to any pending legal proceedings that we believe would, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

LEGISLATION AND GOVERNMENT REGULATIONS

The wireless communications industry is subject to extensive governmental regulation on the federal level and to varying degrees on the state level. The enactment of the Telecommunications Act of 1996 has had an effect on many aspects of this regulation. In addition, this regulation currently is the subject of administrative rulemakings and judicial proceedings that are significant to us.

Federal Regulation

The licensing, construction, modification, operation, ownership and acquisition of wireless communications systems are subject to regulations and policies adopted by the FCC under the Communications Act of 1934. These regulations and policies govern, among other things, applications for licenses to construct and operate wireless communications systems, ownership of wireless licenses and the transfer of control or assignment of such licenses, and the ongoing technical and operational requirements under which wireless licensees must operate.

General Licensing Requirements

The FCC awarded PCS licenses for protected geographic service areas called major trading areas, or MTAs, and basic trading areas, or BTAs, which are defined by Rand McNally & Company. Under this scheme, the United States and its possessions and territories are divided into 493 BTAs, all of which are included within 51 MTAs. The FCC has allocated 120 MHz of radio spectrum in the 1.9 GHz band for licensed broadband PCS. The FCC divided the 120 MHz of spectrum into two 30 MHz blocks, known as the A and B blocks, licensed for each of the 51 MTAs, one 30 MHz block, known as the C block, licensed for each of the 493 BTAs, and three 10 MHz blocks, known as the D, E and F blocks, licensed for each of the 493 BTAs, for a total of more than 2,000 licenses. Each PCS license authorizes operation on one of six frequency blocks allocated for broadband PCS.

The FCC has adopted construction benchmarks for PCS licenses. All 30 MHz broadband PCS licensees must construct facilities that offer coverage to one-third of the population of their service area within five years, and two-thirds of the population within ten years, of their initial license grants. All 10 MHz and 15 MHz block licensees must provide service to 25% of the service area within five years of their initial license grants, or make a showing of substantial service. While the FCC has granted limited extensions and waivers of these requirements, licensees that fail to meet the coverage requirements may be subject to forfeiture of the license. We have satisfied the initial five-year construction requirements for all of the PCS licenses we currently hold.

The FCC generally grants PCS licenses for terms of ten years that are renewable upon application to the FCC. Near the conclusion of the license term, we must file applications for renewal of licenses to obtain authority to operate for an additional 10-year term. The FCC may revoke our licenses and may deny our license renewal applications for cause after appropriate notice and hearing. The FCC will award a renewal expectancy to us if we meet specific standards of past performance. If we receive a renewal expectancy, it is very likely that the FCC will renew our existing PCS licenses so that they will not become subject to competing applications. The FCC has not yet issued any renewal expectancies for PCS licensees, and has clarified only the basic requirements and process. To receive a renewal expectancy, we must show that we have provided substantial service during our past license term, and have substantially complied with applicable FCC rules and policies and the Communications Act. The FCC defines substantial service as service which is sound, favorable and substantially above a level of mediocre service that might only minimally warrant renewal. If a licensee does not receive a renewal expectancy, then the FCC will accept competing applications for the license renewal period, subject to a comparative hearing, and the FCC may award the license for the subsequent term to another entity.

The FCC may deny applications for FCC authority, and in extreme cases revoke FCC licenses, if it finds that an entity lacks the requisite character qualifications to be a licensee. In making this determination, the FCC considers whether an applicant or licensee has been the subject of adverse findings in a judicial or administrative proceeding involving felonies, the possession or sale of unlawful drugs, fraud, antitrust violations or unfair competition, employment discrimination, misrepresentations to the FCC or other government agencies, or serious violations of the Communications Act or FCC regulations. We believe there are no activities and no judicial or administrative proceedings in which we are involved that would warrant such a finding by the FCC.

The FCC also regulates a number of other aspects of the wireless business. Federal legislation enacted in 1993 requires the FCC to reduce the disparities in the regulatory treatment of similar mobile services, such as cellular, PCS and enhanced specialized mobile radio, or ESMR, services. Under this regulatory structure, all of our PCS licenses are classified as Commercial Mobile Radio Services, or CMRS, licenses. The FCC regulates CMRS carriers as common carriers, and thus we are subject to many generally applicable common carrier requirements under the Communications Act and FCC rules and regulations. The FCC, however, has exempted cellular and PCS offerings from some typical common carrier regulations, such as tariff and interstate certification filings, thereby allowing us to respond more quickly to our competition in the marketplace. The 1993 federal legislation also preempted state rate and entry regulation.

The FCC permits cellular, broadband PCS, paging and ESMR licensees to offer fixed services on a co-primary basis along with mobile services. This rule may facilitate the provision of wireless local loop service, which involves the use of wireless links to provide local telephone service by CMRS licensees, although the extent of lawful state regulation of such wireless local loop service is undetermined. While we do not presently have a fixed service offering, our network is fully capable of accommodating such a service. We continue to evaluate our service offerings which may include a fixed service plan at some point in the future.

Until April 4, 2005, the FCC requires that a PCS licensee ensure that its operations do not cause interference to incumbent licensees that operate fixed microwave systems within the PCS licensee’s license area. In an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees, the FCC adopted a transition plan to relocate such microwave operators to other spectrum blocks and a cost sharing plan so that if the relocation of an incumbent benefits more than one PCS licensee, the benefiting PCS licensees will share the cost of the relocation. The transition and cost sharing plans expire on April 4, 2005, at which time remaining incumbents in the PCS spectrum will be responsible for their costs to relocate to alternate spectrum locations. We have fulfilled all of the relocation obligations (and related payments) we directly incurred in our PCS markets, and we have ongoing obligations of approximately $4.0 million that are payable to other carriers under cost sharing plans related to microwave relocation in our markets. The FCC allows “designated entities” to pay these shared relocation expenses over the same term as the applicable FCC license for the area. Each of these obligations has a ten-year term, with interest only payments through year six and principal payments commencing in year seven.

Ownership Restrictions

Pursuant to a Report and Order released in December 2001, as of January 1, 2003, the FCC no longer enforces a particular limit on the amount of CMRS spectrum in which an entity may hold an attributable interest. The FCC now engages in a case-by-case review of transactions that would raise concerns similar to those that the CMRS spectrum cap was designed to address. By eliminating a hard cap in favor of the more flexible analysis, we believe the changes adopted by the FCC in the December 2001 Report and Order could further increase the ability of wireless operators to attract capital or to make investments in other wireless operators.

The FCC may prohibit or impose conditions on assignments and transfers of control of licenses. The Communications Act requires prior FCC approval for assignments or transfers of control of any license or construction permit, with limited exceptions. Although we cannot assure you that the FCC will approve or act in a timely fashion upon any future requests for approval of assignments or transfer of control applications that we file, we have no reason to believe that the FCC would not approve or grant such requests or applications in due course. Because an FCC license is necessary to lawfully provide PCS service, if the FCC were to disapprove any such filing our business plans would be adversely affected.

The FCC allows broadband PCS licenses and service areas to be partitioned geographically or disaggregated by bandwidth, with each partitioned or disaggregated license covering a smaller service area and/or less spectrum. Any such partitioning or disaggregation is subject to FCC approval, which cannot be guaranteed. In addition, on May 15, 2003, the FCC adopted a Report and Order to facilitate the development of a secondary market for unused or underused wireless spectrum by imposing less restrictive standards for the transfer and lease of spectrum to third parties. The availability of these options provides us with a flexible alternative to obtain additional spectrum or dispose of excess spectrum, subject to FCC approval and applicable FCC conditions. These alternatives also are available as a means for our competitors to obtain additional spectrum or for new competitors to enter our markets.

FCC rules establish specific ownership requirements for PCS licenses obtained in the C and F block auctions, which are known as the entrepreneur’s block auctions. Our licenses were obtained in the C block auction and thus are subject to these requirements. For the C block auction in which we acquired our licenses, the FCC’s rules permitted entities to exclude the gross revenues and assets of an entity’s non-attributable investors in determining eligibility as an “entrepreneur” and small business, so long as the licensee employed one of two control group structural options. MetroPCS elected to meet the 25% control group structural option, which requires that a licensee have an established group of investors that meet the requirements set forth for the entrepreneur block auctions, hold at least 50.1% of the voting interests of the licensee, have actual and legal control of both the control group and the licensee, and elect or appoint a majority of the licensee’s board of directors. In addition, those qualifying investors are required to hold a percentage of the equity: after the first three years of the license term (which for us ended January 27, 2000), the qualifying investors must collectively retain at least 10% of the equity interests in the licensee. The 10% equity interest may be held in the form of options, provided that these options are exercisable at any time, solely at the holder’s discretion, at an exercise price less than or equal to the current market valuation of the underlying shares at the time of the short-form auction application filing date or, for options issued later, the date such options were issued.

Although the FCC terminated future application of its control group requirements in August 2000, allowing licensees to qualify as entrepreneurs by meeting alternative controlling interests rules, the FCC held that existing licensees could continue to qualify under the rules in existence at the time they received their licenses. We met and continue to meet the 25% control group structural option. In order to meet the control group requirements, our certificate of incorporation provides that our Class A common stock, as a class, must constitute 50.1% of the aggregate voting power of all classes and series of our capital stock and elect or appoint a majority of our board of directors. In addition, our bylaws provide for restrictions on transfer relating to shares of our capital stock held by investors that are qualifying investors for the purposes of C block license requirements.

FCC rules impose specific restrictions on the voluntary assignments or transfers of control of C block licenses. During the first five years of the license term (or until the licensee satisfies the five-year construction benchmark), assignments or transfers of control are permitted, but only to entities that meet specified qualifications, and if the original entity and the assignee or transferee have different entrepreneur or small business qualifications, the assignment or transfer may result in an obligation to make additional payments to the FCC. After the first five years of the initial license term (which for us ended January 27, 2002), voluntary assignments and transfers of control to entities not meeting the eligibility criteria for participation in the entrepreneurs’ block are permitted; however, if a license is being paid for in installments, as ours are, all unpaid principal and accrued interest on the license must be paid to the FCC as a condition of any assignment or transfer of control to a non-qualifying entity.

The Communications Act includes provisions that authorize the FCC to restrict the level of ownership that foreign nationals or their representatives, a foreign government or its representative or any corporation organized under the laws of a foreign country may have in us. The law permits indirect ownership of as much as 25% of our equity without the need for any action by the FCC. If the FCC determines that it is in the best interest of the general public, the FCC may revoke licenses or require an ownership restructuring in the event that such ownership exceeds the statutory 25% benchmark. The FCC generally permits, however, additional indirect ownership in excess of the statutory 25% benchmark where that interest is to be held by an entity or entities from member countries of the World Trade Organization. For investors from countries that are not members of the World Trade Organization, the FCC will determine whether the home country of the foreign investor extends reciprocal treatment called “equivalent competitive opportunities” to U.S. entities. If these opportunities do not exist, the FCC may not permit investment beyond the 25% benchmark. These restrictions could adversely affect our ability to attract additional equity financing. We have no knowledge that any foreign entity directly or indirectly owns a significant percentage of our capital stock.

General Regulatory Obligations

The Communications Act and the FCC’s rules impose a number of requirements upon PCS licensees. These requirements, which are summarized below, could increase our costs of doing business.

We are obligated to pay annual regulatory fees and assessments to support the FCC’s regulation of the wireless industry, as well as fees necessary to support federal universal service programs, number portability, regional database costs, centralized administration of telephone numbering, telecommunications relay service for the hearing-impaired and application filing fees.

The FCC has adopted requirements for CMRS providers to implement basic and enhanced 911, or E-911, services. These services provide state and local emergency service providers with the ability to better identify and locate callers using wireless services, including callers using special devices for the hearing impaired. Our obligations to implement these services occur in stages, and on a market-by-market basis as emergency service providers request the implementation of E-911 services within their locales. In June 2002, the FCC extended the deadlines for meeting some of these requirements, specifically the Phase II capabilities whereby emergency service providers receive the 911 caller’s geographic location until March 1, 2003 at the earliest (the actual date for implementing this capability in any given locale will be based on the readiness of public safety agencies to participate in E-911 services). We are currently constructing facilities to implement these capabilities in several markets, although we do not currently know whether we will be able to meet all of the requirements imposed by the FCC, whether some additional relief from these regulations will be required, or whether the FCC would grant such relief if we request that it do so. Absent a waiver, failure to comply with FCC E-911 requirements could subject us to significant penalties. The extent to which we are required to deploy E-911 services will affect our capital spending obligations. The FCC in 1999 amended its rules to eliminate a requirement that carriers be compensated for enhanced 911 costs and expand the circumstances under which wireless carriers may be required to offer E-911 services. Federal legislation enacted in 1999 may limit our liability for uncompleted 911 calls to a degree commensurate with wireline carriers in our markets.

Federal law also requires PCS carriers to provide law enforcement agencies with capacity to support lawful wiretaps and technical capabilities for wiretaps. Federal law also requires compliance with wiretap-related record-keeping and personnel-related obligations. Maintaining compliance with these wireless 911 and law enforcement wiretap requirements may create additional capital obligations for us to make necessary system upgrades.

Because the availability of telephone numbers is dwindling, the FCC has adopted number pooling rules that govern the way in which telephone numbers generally are allocated. At present, number pooling is only mandatory within the wireline rate centers in which we have drawn numbers and which are located in counties that are included in the top 100 MSAs as defined by the FCC’s rules. Our markets are partially or wholly contained within the top 100 MSAs. We have expended capital preparing for number pooling in these markets as well as preparing to support the roaming of pooled numbers into our markets. The FCC also has authorized states to initiate limited numbering administration to supplement federal requirements. Some of the states in which we provide service have been so authorized.

In addition, the FCC has ordered all carriers, including wireless carriers, to adopt a method for providing customers with telephone number portability, or the ability to keep their telephone numbers when they change telecommunications carriers, either wireless to wireless or, in some instances, wireline to wireless, and vice versa. Under these local number portability rules, a CMRS carrier located in one of the top 100 MSAs must have the technology in place to allow its customers to port their telephone numbers when they switch to a new carrier. Outside of the top 100 MSAs, CMRS carriers that receive a request to allow end users to port their telephone numbers must be capable of doing so within six months after receiving the request or within six months of November 24, 2003, whichever is later. In addition, all CMRS carriers have been required since November 24, 2002 to support roaming nationwide for customers with ported or pooled numbers. These number portability requirements are likely to result in added capital expenditures for us to make necessary system changes.

FCC rules provide that all local exchange carriers must enter into mutual compensation arrangements with CMRS carriers for the exchange of local traffic, whereby each carrier compensates the other for local traffic that carrier terminates that originated on the other carrier’s network. Local traffic for purposes of the reciprocal compensation arrangement between local exchange carriers and CMRS carriers is defined as intra-MTA traffic, and thus the FCC’s reciprocal compensation rules apply to any local traffic originated by a CMRS carrier and terminated by a local exchange carrier within the same MTA and vice versa, even if such traffic is inter-exchange. While these rules provide that local exchange carriers may not charge CMRS carriers for facilities used by CMRS carriers to terminate local exchange carriers’ traffic, local exchange carriers may charge CMRS carriers for facilities used for transit purposes to carry CMRS carrier traffic to a third carrier. FCC rules provide that incumbent local exchange carriers must exchange local traffic with CMRS carriers at rates based on the FCC’s costing rules if the CMRS carrier so requests; such rates are set by state public utility commissions applying the FCC’s rules. Some competitive (non-incumbent) local exchange carriers have claimed a right under existing FCC rules to impose unilateral charges on CMRS carriers for the termination of such carriers’ traffic, based at above-cost rates, and have argued that they have no obligation to negotiate mutual compensation arrangements or to pay CMRS carriers for traffic transmitted indirectly over another carrier’s transit facilities. There are petitions for declaratory ruling pending at the FCC that these carriers’ positions and related practices are contrary to law and relevant FCC precedent. The FCC also is currently considering changes to local exchange carrier-CMRS interconnection and other so-called intercarrier compensation schemes, and the outcome of the proceeding may affect the manner in which CMRS carriers are charged or compensated for such traffic. We have generally been successful in negotiating arrangements with carriers with which we exchange traffic; however, our business could be adversely affected should the rates some carriers charge us for terminating our customers’ traffic ultimately prove to be higher than anticipated.

The FCC has adopted rules that require interstate communications carriers, including PCS carriers, to “make an equitable and non-discriminatory contribution” to a Universal Service Fund, or USF, that reimburses communications carriers that provide basic communications services to users who receive services at subsidized rates. We have made such payments, as the FCC has required. The FCC recently initiated a rule making proceeding in which it solicits public comment on ways of reforming both the manner by which it assesses carrier contributions to the Universal Service Fund and the way in which carriers may recover their costs from customers. Effective April 1, 2003, the FCC prospectively forbade carriers from recovering their administrative costs associated with administering the universal service assessments that carriers are required to pay. The FCC’s new rules require that carriers’ USF recovery charges to customers may not exceed the assessment rate that the carrier pays times the proportion of interstate telecommunications revenue on the bill. We are working diligently to comply with these new requirements. They may have an effect on our ability to recover our administrative costs for administering our participation in the program.

Wireless carriers may be designated as eligible telecommunications carriers, or ETCs, and may receive universal service support for providing service to consumers that use wireless service in high cost areas as their only phone service, as well as to consumers in these areas who also maintain wireline service. Other wireless carriers operating in states where we operate have obtained or applied for ETC status. Such other carriers’ receipt of universal service support funds may affect our competitive status in a particular market. We are currently contemplating whether and where to apply for this designation in the various jurisdictions in which we provide wireless services to qualifying high cost areas. If such payments are made available to us, they would be an additional source of revenue to us that could be used to support the service we provide in the high cost areas.

PCS carriers are exempt from the obligation to provide equal access to interstate long distance carriers. However, the FCC has the authority to impose rules to require unblocked access through carrier identification codes or 800/888 numbers, so that PCS subscribers are not denied access to the long distance carrier of their choosing, if the FCC determines that the public interest so requires. Our customers have access to alternative long distance carriers using toll-free numbers.

FCC rules also impose restrictions on a telecommunications carrier’s use of customer proprietary network information, or CPNI, without prior customer approval, including restrictions on the use of information related to a customer’s location. We believe that our current marketing approach is consistent with FCC rules on CPNI, and do not foresee new costs or limitations on our existing practices as a result of FCC rules in that area.

Telecommunications carriers are required to make their services accessible to persons with disabilities and the FCC’s rules implementing these requirements are in effect. These rules generally require service providers to offer equipment and services that are accessible to and usable by persons with disabilities, if readily achievable, and to comply with complaint/grievance procedures for violations of these provisions. These rules are largely untested and are subject to interpretation through the FCC’s complaint process. While much of the focus of these rules is on the manufacture of equipment, we could be subject to the imposition of costly new requirements and, if found to have violated the rules, be subject to fines as well. As a related matter, on July 10, 2003, the FCC adopted an order requiring digital wireless phone manufacturers and wireless service providers (including us) to take steps to ensure the availability of digital wireless phones that are compatible with hearing aids, which may increase our costs for handsets we sell.

The FCC has determined that interexchange, or long distance, service offerings of CMRS providers are subject to rate averaging and rate integration requirements of the Communications Act. Rate averaging requires us to average our intrastate long distance CMRS rates between rural and high cost areas and urban areas. The FCC has delayed implementation of the rate integration requirements with respect to wide area rate plans pending further reconsideration of its rules, and has delayed the requirement that CMRS carriers integrate their rates among CMRS affiliates. Other aspects of the FCC’s rules have been vacated by the United States Court of Appeals for the District of Columbia Circuit, and are subject to further consideration by the FCC. There is a pending proceeding in which the FCC will determine how integration requirements apply to CMRS offerings, including single rate plans. To the extent that we offer services subject to these requirements, our pricing flexibility is reduced, and we cannot assure you that the FCC will decline to impose these requirements on us.

Antenna structures used by us and other wireless providers are subject to the FCC’s rules implementing the National Environmental Policy Act and the National Historic Preservation Act. Under these rules, any structure that may significantly affect the human environment or that may affect historic properties may not be constructed until the wireless provider has filed an environmental assessment and obtained approval from the FCC. Processing of environmental assessments can delay construction of antenna facilities, particularly if the FCC determines that additional information is required or if there is community opposition. In addition, several environmental groups unsuccessfully have requested changes in the FCC’s environmental processing rules, challenged specific environmental assessments as inadequate to meet statutory requirements and sought to have the FCC conduct a comprehensive assessment of the environmental effects of antenna tower construction. On February 13, 2003, several of these groups filed a petition with the United States Court of Appeals for the District of Columbia Circuit seeking to force the FCC to modify its environmental processing rules to address issues under the Migratory Bird Treaty Act. Although the parties have filed briefs, there is no schedule for court action on this petition. On May 1, 2003, the FCC announced its intent to develop a strategic plan to address environmental and historic preservation issues, but the FCC did not indicate when it will take action to adopt or implement this plan.

State, Local and Other Regulation

The Communications Act preempts state or local regulation of the market entry of, or the rates charged by, any CMRS provider, which include cellular telephone service and PCS providers. The FCC denied the petitions of eight states to continue their rate regulation authority, including authority over cellular operators. As a practical matter, we are free to establish rates and offer new products and service with a minimum of state regulatory requirements. The states in which we operate maintain nominal oversight jurisdiction, primarily focusing upon prior approval of acquisitions and transfers of licenses and resolution of customer complaints. However, states may continue to regulate “other terms and conditions” of wireless service, and a number of state authorities have initiated actions or investigations of various wireless carrier practices. The outcome of these proceedings is uncertain and could require us to change our marketing practices and ultimately increase state regulatory authority over the wireless industry. State and local governments are also permitted to manage public rights of way and can require fair and reasonable compensation from telecommunications carriers, including PCS providers, so long as the compensation required is publicly disclosed by the government.

The location and construction of our PCS antennas and base stations and the towers we lease on which such antennas are located are subject to FCC and Federal Aviation Administration regulations and are subject to federal, state and local environmental regulation, as well as state or local zoning, land use and other regulation. Before we can put a system into commercial operation, we must obtain all necessary zoning and building permit approvals for the cell site and microwave tower locations. The time needed to obtain zoning approvals and requisite state permits varies from market to market and state to state. Likewise, variations exist in local zoning processes. Additionally, any proposed site must comply with the FCC’s environmental rules. If zoning approval or requisite state permits cannot be obtained, or if environmental rules make construction impossible or infeasible on a particular site, our network design might be adversely affected, network design costs could increase and the service provided to our customers might be reduced.

We cannot assure you that any state or local regulatory requirements currently applicable to our systems will not be changed in the future or that regulatory requirements will not be adopted in those states and localities, which currently have none. Such changes could impose new obligations on us that would adversely affect our operating results.

Future Regulation

From time to time, federal or state legislators propose legislation and federal or state regulators propose regulations that could affect us, either beneficially or adversely. We cannot assure you that federal or state legislation will not be enacted, or that regulations will not be adopted or actions taken by the FCC or state regulatory authorities that might affect our business adversely. Changes such as the allocation by the FCC of radio spectrum for services that compete with our business could affect our operating results adversely.

MANAGEMENT

Directors and Executive Officers

The executive officers and directors of MetroPCS, and their ages as of September 30, 2003, are as follows:

Name	Age	Position
Roger D. Linquist	65	President, Chief Executive Officer, Secretary and Chairman of the Board of Directors
Malcolm M. Lorang	70	Vice President and Chief Technical Officer
Dennis G. Spickler	52	Vice President of Finance and Chief Financial Officer
Robert A. Young	53	Executive Vice President, Market Operations
J. Braxton Carter	45	Vice President of Corporate Operations
Herbert “Chip” Graves, IV	48	Vice President and General Manager, San Francisco
Albert S. Loverde	63	Vice President and General Manager, Georgia
Corey A. Linquist	42	Vice President and General Manager, Sacramento
Frank Bell	49	Vice President and General Manager, Florida
C. Boyden Gray	55	Director
Harry F. Hopper, III	49	Director
Joseph T. McCullen, Jr.	68	Director
Arthur C. Patterson	59	Director
John Sculley	64	Director
James F. Wade	47	Director

Roger D. Linquist co-founded MetroPCS and has served as our President, Chief Executive Officer, Secretary and a director since our inception. In 1989, Mr. Linquist founded PageMart Wireless, Inc. (now Metrocall, Inc.), a U.S. paging company. He served as PageMart’s Chief Executive Officer from 1989 to 1993, and as Chairman from 1989 through March 1994, when he resigned to form MetroPCS. Prior to founding PageMart, Mr. Linquist was Chief Executive Officer of PacTel Personal Communications (which later became AirTouch) and of Communications Industries, covering the time period from 1982 to 1989. Prior to 1982, Mr. Linquist was a management consultant with McKinsey & Co. and held various management positions with Texas Instruments. Mr. Linquist served as a director of PageMart from June 1989 to September 1997, and was a founding director of the Cellular Telecommunications and Internet Association. Mr. Linquist was an executive officer of MetroPCS when it initiated its bankruptcy proceedings in October 1997. Mr. Linquist is the father of Corey A. Linquist, our Vice President and General Manager, Sacramento.

Malcolm M. Lorang co-founded MetroPCS and has served as our Vice President and Chief Technical Officer since our inception. Mr. Lorang has a broad background in radio frequency communications systems and systems engineering, most recently serving as Vice President of Engineering for PageMart from 1989 to 1994. Mr. Lorang has authored numerous patents, including patents in the radio frequency communications systems area, and was involved in the development and testing of military applications for spread spectrum technology upon which CDMA is based. Mr. Lorang’s experience includes positions with Magnavox Research Laboratories from 1957 to 1972, and Texas Instruments from 1972 to 1988 as a senior design engineer and member of its technical staff. Mr. Lorang was an executive officer of MetroPCS when it initiated its bankruptcy proceedings in October 1997.

Dennis G. Spickler joined MetroPCS as Vice President of Finance and Chief Financial Officer in September 1996. Previously he served as Vice President, Chief Financial and Information Technology Officer for PrimeCo Personal Communications L.P. from its inception in March 1995 through September 1996. Prior to joining PrimeCo, Mr. Spickler served in various management positions for Bell Atlantic Corporation including Managing Director, Mergers and Acquisitions from April 1991 to March 1995, and Vice President, Financial Operations for Bell Atlantic TriCon Leasing Corporation from 1988 to 1991. Mr. Spickler also served as General Manager—External Reporting and Professional Accounting Matters for Bell Atlantic Corporation and prior to that was an Audit Manager for Coopers & Lybrand (now PricewaterhouseCoopers LLP). Mr. Spickler was an executive officer of MetroPCS, Inc. when it initiated its bankruptcy proceedings in October 1997.

Robert A. Young joined MetroPCS as Executive Vice President, Market Operations in May 2001. Previously, Mr. Young served as President of the Great Lakes Area of Verizon Wireless from February 2001 until April 2001, and as President of Verizon Wireless Messaging Services (previously known as AirTouch Paging) from April 2000 until January 2001. Prior to joining Verizon, Mr. Young held various positions with PrimeCo Personal Communications, including Vice President—Customer Care from April 1998 until April 2000, President—Independent Region from October 1997 until October 1998, and Vice President/General Manager—Houston from May 1995 until September 1997. He also chaired PrimeCo’s Information Technology Steering Committee and was a member of its Senior Leadership Team.

J. Braxton Carter joined MetroPCS as Vice President of Corporate Operations in February 2001. Prior to joining MetroPCS, Mr. Carter was Chief Financial Officer and Chief Operating Officer of PrimeCo PCS, LP, the successor entity of PrimeCo Personal Communications LP formed in March 2000. He held various senior management positions with PrimeCo Personal Communications LP, including Chief Financial Officer and Controller, from 1996 until March 2000. Mr. Carter also has extensive senior management experience in the retail industry and spent 10 years in public accounting.

Herbert “Chip” Graves, IV joined MetroPCS as Vice President and General Manager, San Francisco in March 2002. Prior to joining MetroPCS, Mr. Graves was employed by Sprint PCS, during which time he served as Area Vice President for Northern California from August 1998 until September 2000, and as Area Vice President for Southern California from September 2000 until March 2002.

Albert S. Loverde joined MetroPCS as Vice President and General Manager, Georgia in July 1996. Prior to joining MetroPCS, Mr. Loverde served as Director of Engineering for PriCellular Wireless from February 1995 to July 1996, as Director of Marketing at Haddcomm International from January 1995 to March 1995, and as Vice President and General Manager for Sterling Cellular, Inc. from August 1990 to January 1995. Mr. Loverde also spent 25 years at Bell Laboratories in various positions. Mr. Loverde was an executive officer of MetroPCS when it initiated its bankruptcy proceedings in October 1997.

Corey A. Linquist assumed the office of Regional Vice President and General Manager, Sacramento in January 2001. Previously, Mr. Linquist was Director of Strategic Planning for MetroPCS, a position he held since our founding in July 1994. Prior to joining MetroPCS, Mr. Linquist served in a similar position at PageMart Wireless, Inc. Mr. Linquist is the son of Roger D. Linquist, our President, Chief Executive Officer, Secretary, and Chairman of the Board of Directors.

Frank Bell joined MetroPCS as Vice President and General Manager, Florida in June 2001. Prior to joining MetroPCS, Mr. Bell was Area Vice President of Florida for Sprint PCS from February 1998 to March 2001. During his 16 years in the wireless industry, Mr. Bell has held various senior management positions with Pactel/AirTouch Paging and Dial Page, LTD.

C. Boyden Gray, a director of MetroPCS since January 1997, served as Counsel to President George Bush from 1989 to 1993. From 1981 to 1988, he served in many capacities, including Counsel to then-Vice President Bush. In addition to his service to President Bush, he has been a partner at the law firm of Wilmer, Cutler and Pickering since 1976, providing advice on a range of regulatory matters with emphasis on telecommunications and environmental issues. He also serves as a director of two other privately held companies.

Harry F. Hopper, III, a director of MetroPCS since May 2001, has been a partner with Columbia Capital since 1994 and focuses primarily on communications services opportunities. He also served as President of The Columbia Group, Inc., Columbia Capital’s former affiliate investment banking arm, which provided mergers and acquisitions, private equity and debt financing, and financial advisory services for communications and information technology clients. Mr. Hopper is currently a member of the Board of Directors of Affinity Internet and was formerly a director of Broadslate Networks, DSL.Net, Equinix, Inc., Columbia Spectrum Management, Digital Television Services, Pegasus Communications, Singleshop and Xemod.

Joseph T. McCullen, Jr., has been a director of MetroPCS since May 2001 and previously from December 1995 until November 2000. He has served as a Managing Director of McCullen Capital, a venture capital and advisory firm, since July 2001. He served as a Managing Director of Whitney & Co. from 1999 until 2001, and as a Managing Director of OneLiberty Ventures LLC, a venture capital firm, from 1986 until 1999. Mr. McCullen also serves as a director of several privately held companies. Mr. McCullen’s public sector experience includes service as Assistant Secretary of the Navy from 1973 to 1977, and as Special Assistant to the President from 1971 to 1973.

Arthur C. Patterson, a director of MetroPCS since its inception, is a founding General Partner of Accel Partners, a venture capital firm, which was established in 1983. Mr. Patterson also serves as a director of Portal Software Inc., Actuate Corporation, and several privately held companies.

John Sculley, a director of MetroPCS since December 1995, has been a partner in Sculley Brothers LLC, a private investment capital firm, since June 1994. Mr. Sculley also serves on the board of directors of InPhonic, Hot Wire and several privately held companies.

James F. Wade, a director of MetroPCS since November 2000, has served as Managing Partner of M/C Venture Partners, a venture capital firm, since December 1998. Mr. Wade leads the investment process including determining sector focus, seeking out management teams, founding new companies and working with financial sources that provide debt and equity capital to grow companies. He currently serves on the boards of directors of Cavalier Telephone, City Signal Communications and New South Communications.

Board of Directors

Our certificate of incorporation provides for two classes of directors, those elected by holders of our Class A common stock and those elected by holders of our Class C common stock, including the holders of our preferred stock on an as-converted basis. The certificate of incorporation provides for four Class A directors, each with one vote, and a number of Class C directors determined as set forth in the bylaws, with the Class C directors collectively having three votes. We currently have four Class A directors and three Class C directors. The designation of Class C directors and election of all directors is governed by the provisions of an amended and restated stockholders agreement. All of our directors have been elected pursuant to the terms of the stockholders agreement.

Committees of the Board of Directors

Our board of directors has established three standing committees: a finance committee, a compensation committee and an audit committee.

Finance Committee. The finance committee oversees, reviews and evaluates our capital structure and our strategic planning processes. The finance committee also makes recommendations to our board regarding acquisitions, dispositions and our short and long-term operating plan. The members of our finance committee are Arthur C. Patterson, James F. Wade and Harry F. Hopper III.

Compensation Committee. The compensation committee reviews and makes recommendations to our board of directors concerning the compensation and benefits of our executive officers and directors, administers our stock option and employee benefit plans, and reviews general policy relating to compensation and benefits. The members of our compensation committee are Arthur C. Patterson, James F. Wade and Joseph T. McCullen, Jr.

Audit Committee. The audit committee oversees, reviews and evaluates our financial statements, accounting and financial reporting processes, internal control functions and the audits of our financial statements. The audit committee is responsible for the appointment, compensation, retention and oversight of our independent auditor. The members of our audit committee are Joseph T. McCullen, Jr., John Sculley and Harry F. Hopper, III. Until the filing of this registration statement, we were not required to have a financial expert, as such term is defined in Item 401 of Regulation S-K, on our audit committee. We are currently in the process of identifying such an individual to serve.

Compensation of Directors

Members of our board of directors receive as compensation for serving on the board of directors a retainer of $1,000 per meeting attended in person or by video conference and $500 per meeting attended by telephone.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is currently comprised of Arthur C. Patterson, James F. Wade and Joseph T. McCullen, Jr. None of these individuals has been at any time an officer or employee of MetroPCS. No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liability under the Securities Act. Our bylaws provide that our directors shall be indemnified by us to the fullest extent of Delaware law. Our bylaws also provide that our board of directors has the power on our behalf to indemnify any other person made a party to any action, suit or proceeding by reason of the fact that such person is or was our officer or employee. We have also entered into separate indemnification agreements with each of our directors and executive officers under which we have agreed to indemnify, and to advance expenses to, each director and executive officer to the fullest extent permitted by applicable law with respect to liabilities they may incur in their capacities as directors and officers.

We maintain director and officer liability insurance to insure each person who was, is, or will be our director or officer against specified losses and wrongful acts of such director or officer in his or her capacity as such, including breaches of duty and trust, neglect, error and misstatement. In accordance with the director and officer insurance policy, each insured party will be entitled to receive advances of specified defense costs.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Executive Compensation

The following table sets forth the cash and non-cash compensation earned by, awarded to and paid to our “named executive officers,” who are our Chief Executive Officer and four other most highly compensated executive officers whose salary and bonus for the fiscal year ended December 31, 2002 were in excess of $100,000 for services rendered in all capacities to us for that fiscal year:

Summary Compensation Table

Name and Principal Position	Annual Compensation(1)		Long-term Compensation
	Salary	Bonus	Number of Shares Underlying Stock Options (#)(2)
Roger D. Linquist	$313,125	$280,600	109,400
President and Chief Executive Officer
Robert A. Young	258,750	116,607	—
Executive Vice President, Market Operations
Dennis G. Spickler	198,625	142,355	52,800
Vice President of Finance and Chief Financial Officer
Albert S. Loverde	196,438	118,342	44,600
Vice President and General Manager, Georgia
J. Braxton Carter	182,875	111,760	—
Vice President of Corporate Operations

(1)	Perquisites and other personal benefits, securities or property, in the aggregate, are less than either $50,000 or 10% of the total annual salary and bonus reported for the applicable named executive officer.
(2)	Reflects the number of shares of Class C common stock that each named executive officer may acquire upon the exercise of options granted under our stock option plan. See “—Stock Option Plan.”

In March 2002, John Lister, formerly a Vice President of MetroPCS, ceased his employment with us. During 2002 Mr. Lister received salary of $50,729, bonus of $92,518 and a separation payment of $195,702.

Option Grants in Last Fiscal Year

The following table contains additional information concerning the stock option grants made to each of the named executive officers during the fiscal year ended December 31, 2002.

Name	Individual Grants				Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term(3)(4)
	Number of Securities Underlying Options Granted (#)(1)(2)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	0%	5%	10%
Roger D. Linquist	109,400	7.05%	$2.35	7/1/2012	$57,982	$256,129	$560,126
Robert A. Young	—	—	—	—	—	—	—
Dennis G. Spickler	52,800	3.40	2.35	7/1/2012	27,984	123,616	270,335
Albert S. Loverde	44,600	2.87	2.35	7/1/2012	23,638	104,418	228,351
J. Braxton Carter	—	—	—	—	—	—	—

(1)	Reflects the number of shares of Class C common stock that each named executive officer may acquire upon the exercise of options granted under our stock option plan. See “—Stock Option Plan.”

(2)	Although all listed options are fully exercisable, not all shares underlying such options are fully vested. To the extent that an option holder has exercised options for unvested shares and such option holder’s service with us is terminated, our stock option plan provides that we may repurchase any or all such unvested shares at a price equal to the aggregate exercise price paid for such shares.
(3)	There is no established trading market for any class or series of our capital stock and, therefore, the aggregate market value of our shares cannot be determined by reference to recent sales or bid and asked prices. The fair market value of our Class C common stock for accounting purposes, as determined by the administrator of our stock option plan pursuant to terms of the plan, was $2.88 as of July 1, 2002, the date on which all listed options were granted.
(4)	Amounts represent hypothetical gains that could be achieved for the listed options if exercised immediately prior to the expiration date. The 0%, 5% and 10% assumed annual rates of compounded stock price appreciation do not represent our estimates or projections of the future prices of our Class C common stock. These amounts represent assumed rates of appreciation in the value of our Class C common stock from the deemed fair market value for accounting purposes on the date of grant. Actual gains, if any, over stock option exercise prices are dependent on the actual fair market value of our Class C common stock. The potential values reflected in this table may not be achieved. All amounts have been rounded to the nearest whole dollar.

Aggregated Option Exercises in 2002 and Fiscal Year-End Option Values

The following table sets forth information concerning options exercised during the last fiscal year and held as of December 31, 2002 by each of the named executive officers. None of the named executive officers exercised options during the year ended December 31, 2002.

Name	Number of Shares Underlying Unexercised Options at December 31, 2002				Value of Unexercised In-the-Money Options at December 31, 2002(4)
	Exercisable		Unexercisable(3)		Exercisable		Unexercisable
	Class B(1)	Class C(2)	Class B	Class C	Class B	Class C	Class B	Class C
Roger D. Linquist	8,173,500	109,400	—	—	$7,546,593	$57,982	—	—
Robert A. Young	—	250,000	—	—	—	132,500	—	—
Dennis G. Spickler	1,020,000	52,800	—	—	872,772	27,984	—	—
Albert S. Loverde	996,000	44,600	—	—	850,613	23,638	—	—
J. Braxton Carter	—	120,000	—	—	—	66,250	—	—

(1)	Reflects the number of shares of Class B common stock that each named executive officer may acquire upon the exercise of options granted under our stock option plan. See “—Stock Option Plan.”
(2)	Reflects the number of shares of Class C common stock that each named executive officer may acquire upon the exercise of options granted under our stock option plan. See “—Stock Option Plan.”
(3)	Although all listed options are fully exercisable, not all shares underlying such options are fully vested. To the extent that an option holder has exercised options for unvested shares and such option holder’s service with us is terminated, our stock option plan provides that we may repurchase any or all such unvested shares at a price equal to the aggregate exercise price paid for such shares. As of December 31, 2002, (i) 245,000 of Mr. Linquist’s Class B option shares and 109,400 of his Class C option shares were unvested, (ii) 156,250 of Mr. Young’s Class C option shares were unvested, (iii) 171,875 of Mr. Spickler’s Class B option shares and 52,800 of his Class C option shares were unvested, (iv) 150,000 of Mr. Loverde’s Class B option shares and 44,600 of his Class C option shares were unvested, and (v) 62,500 of Mr. Carter’s Class C option shares were unvested.
(4)	There is no established trading market for any class or series of our capital stock and, therefore, the aggregate market value of our shares cannot be determined by reference to recent sales or bid and asked prices. The fair market values of our Class B common stock and our Class C common stock for accounting purposes, as determined by the administrator of our stock option plan pursuant to terms of the plan, were $1.04 and $2.88, respectively, as of December 31, 2002.

Stock Option Plan

Our amended and restated 1995 stock option plan provides for the grant of options to acquire our Class B and Class C common stock. Options may be granted to our employees, directors and consultants. The maximum number of shares of Class B common stock that may be issued under our stock option plan is 14,974,630 shares, and the maximum number of shares of Class C common stock that may be issued under our stock option plan is 9,668,370 shares, in each case, subject to adjustments upon specified corporate events, and also subject to automatic adjustments to the extent necessary to comply with any applicable regulations or rules of the FCC. In the discretion of the compensation committee, the exercise price for options may be less than, equal to or greater than the fair market value of the underlying common stock on the option grant date. Options shall have such exercise and other terms as may be established by the compensation committee, but may not be granted for terms greater than 15 years. Our stock option plan also provides that the compensation committee may, with the consent of the affected option holders, reprice outstanding options or cancel and regrant options on such terms as it deems appropriate.

Employment Contracts and Change of Control Arrangements

We do not presently have any employment contracts in effect with any of our named executive officers.

Our stock option plan provides for the accelerated vesting of the shares of our Class B and Class C common stock subject to outstanding options following specified change of control events.

RELATED PARTY TRANSACTIONS

Employment of Immediate Family Member

Corey A. Linquist, the son of our President and Chief Executive Officer, Roger D. Linquist, has served as our Vice President and General Manager, Sacramento since January 2001, and as our Director of Strategic Planning from July 1994 until January 2001. In 2002, we paid Corey Linquist a salary of $157,000 and a bonus of $55,292. In addition, we granted to Corey Linquist options to purchase up to 35,700 shares of our Class C common stock at an exercise price of $2.35 per share. The options expire on July 1, 2012.

Todd C. Linquist, the son of our President and Chief Executive Officer, Roger D. Linquist, has served in several positions with MetroPCS since July 1996, and most recently as our Director of Marketing. In 2002, we paid Todd Linquist a salary of $94,261 and a bonus of $22,437. In addition, we granted to Todd Linquist options to purchase up to 13,700 shares of our Class C common stock at an exercise price of $2.35 per share. The options expire on July 1, 2012.

Phillip R. Terry the son-in-law of our President and Chief Executive Officer, Roger D. Linquist, has served as Director of Field Distribution from April 2001 until April 2002. Since then, Mr. Terry has served as our Staff Vice President of Field Distribution. In 2002, we paid Mr. Terry a salary of $132,622 and a bonus of $46,747.

Michael D. Loverde, the son of our Vice President and General Manager, Georgia, Albert S. Loverde, has served as Director of Advertising and Public Relations for our Atlanta market since August 2001. In 2002, we paid Michael Loverde a salary of $91,413 and a bonus of $9,894.

Ginger L. Loverde, the daughter-in-law of our Vice President and General Manager, Georgia, Albert S. Loverde, has served as our Customer Operations Specialist for our Atlanta market since February 2001. In 2002, we paid Ms. Loverde a salary of $53,750 and a bonus of $8,000.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of each class or series of our outstanding capital stock as of November 30, 2003, for:

•	each person known by us to beneficially own more than 5% of our outstanding shares of our Class A common stock, Class B common stock, Class C common stock or Series D preferred stock;

•	each named executive officer;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated below and except to the extent authority is shared by spouses under applicable law, to our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of each class or series of common stock and preferred stock shown as beneficially owned by them. The number of shares of  Class B and Class C common stock used to calculate each listed person’s percentage ownership of each such class includes the shares of Class B and Class C common stock underlying options, warrants or other convertible securities held by such person that are exercisable within 60 days of this offering. There are no currently outstanding options, warrants or other convertible securities exercisable for shares of Class A common stock or Series D preferred stock. There were 180 shares of Class A common stock, 7,687,570 shares of Class B common stock, 65,169,271 shares of Class C common stock and 3,500,000 shares of Series D preferred stock outstanding as of November 30, 2003.

Name and Address of Beneficial Owner(1)	Common Stock						Preferred Stock
	Class A		Class B		Class C		Series D
	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage

Roger D. Linquist(2)	120	66.7%	8,173,500	51.5%	3,583,520	5.5%	—	—

Malcolm M. Lorang(3)	—	—	1,640,220	18.1%	77,080	*	—	—

Dennis G. Spickler(4)	—	—	1,230,000	14.1%	77,100	*	—	—

Albert S. Loverde(5)	—	—	1,079,332	12.4%	91,640	*	—	—

J. Braxton Carter(6)	—	—	—	—	165,000	*	—	—

Corey A. Linquist(7)	—	—	1,029,300	11.8%	41,820	*	—	—

Robert A. Young(8)	—	—	—	—	325,000	*	—	—

C. Boyden Gray(9)	60	33.3%	323,340	4.1%	215,400	*	—	—

John Sculley(10)	—	—	593,340	7.4%	310,320	*	5,050	*

Joseph T. McCullen, Jr.(11)	—	—	—	—	180,600	*	10,000	*

James F. Wade(12)	—	—	—	—	180,600	*	830,000	23.7%

Harry F. Hopper, III(13)	—	—	—	—	180,600	*	250,000	7.1%

Arthur C. Patterson(14)	—	—	3,300,000	42.9%	16,924,260	25.9%	439,866	12.6%

Accel Partners, et al(15) 428 University Ave. Palo Alto, CA 94301	—	—	3,300,000	42.9%	16,743,660	25.7%	439,866	12.6%

Battery Ventures III, L.P. 20 William Street, Suite 200 Wellesley, MA 02481	—	—	1,650,000	21.5%	6,111,540	9.4%	—	—

Clarity Partners 100 North Crescent Dr. Beverly Hills, CA 90210	—	—	—	—	—	—	266,220	7.6%

Columbia Capital, et al(16) 201 North Union Street, Suite 300 Alexandria, VA 22314	—	—	—	—	180,600	*	250,000	7.1%

Name and Address of Beneficial Owner(1)	Common Stock						Preferred Stock
	Class A		Class B		Class C		Series D
	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage
General Motors Pension Fund(17) 767 Fifth Avenue, New York, NY 10153	—	—	—	—	12,960,960	17.9%	100,000	2.9%

INVESCO Investors(18) c/o Parag Saxena, 1166 Avenue of the Americas, New York, NY 10036	—	—	—	—	4,799,790	7.2%	16,464	*

Los Angeles County Employee Retirement Association(19) c/o Pathway Capital Management, 5 Park Plaza, Suite 300 Irvine, CA 92614	—	—	—	—	5,071,800	7.6%	—	—

M/C Venture Partners, et al(20) 75 State Street Boston, MA 02109	—	—	—	—	180,600	*	830,000	23.7%

Metro PCS Investors LLC 360 North Crescent Dr., North Bldg. Beverly Hills, CA 90210	—	—	—	—	—	—	266,220	7.6%

Mitsui & Co., Ltd.(21) 200 Park Avenue New York, NY 10166	—	—	—	—	5,040,000	7.7%	—	—

Technology Ventures Associates III 135 E. Putnam Ave., Greenwich, CT 06830	—	—	—	—	3,729,600	5.7%	200,010	5.7%

Wachovia Capital Partners One First Union Center 301 South College St. Charlotte, NC 28288	—	—	—	—	—	—	250,000	7.1%

Whitney & Co., LLC 177 Broad Street Stamford, CT 06901	—	—	—	—	—	—	250,000	7.1%

All directors and executive officers as a group (15 persons)	180	100.0%	17,369,032	83.7%	22,582,940	33.8%	1,534,916	43.9%

(1)	Unless otherwise indicated, the address of each person is c/o MetroPCS, Inc., 8144 Walnut Hill Lane, Suite 800, Dallas, Texas 75231.
(2)	Includes 8,173,500 shares of Class B common stock and 109,400 shares of Class C common stock issuable upon exercise of options granted under our stock option plan.
(3)	Includes 1,359,900 shares of Class B stock and 40,600 shares of Class C stock issuable upon exercise of options granted under our stock option plan.
(4)	Includes 1,020,000 shares of Class B common stock and 52,800 shares of Class C common stock issuable upon exercise of options granted under our stock option plan.
(5)	Includes 996,000 shares of Class B common stock and 44,600 shares of Class C common stock issuable upon exercise of options granted under our stock option plan.
(6)	Includes 165,000 shares of Class C common stock issuable upon exercise of options granted under our stock option plan.
(7)	Includes 1,029,300 shares of Class B common stock and 35,700 shares of Class C common stock issuable upon exercise of options granted under our stock option plan.
(8)	Includes 325,000 shares of Class C common stock issuable upon exercise of options granted under our stock option plan.
(9)	Includes 143,340 shares of Class B common stock and 180,600 shares of Class C common stock issuable upon exercise of options granted under our stock option plan. Also includes 60,000 shares of Class B common stock and 7,680 shares of Class C common stock issuable upon exercise of outstanding warrants.

(10)	Includes 143,340 shares of Class B common stock and 180,600 shares of Class C common stock issuable upon exercise of options granted under our stock option plan. Also includes 150,000 shares of Class B common stock and 45,060 shares of Class C common stock issuable upon exercise of outstanding warrants.
(11)	Includes 130,433 shares of Class C common stock issuable upon exercise of options granted under our stock option plan.
(12)	Mr. Wade is affiliated with M/C Venture Investors, LLC, M/C Venture Partners IV, LP, M/C Venture Partners V, LP, and Chestnut Venture Partners LP and may be deemed to be a member of a “group” (hereinafter referred to as M/C Venture Partners, et al) under Section 13d-3 of the Exchange Act and may be deemed to share voting and/or investment power with respect to the shares owned by such entities. Mr. Wade disclaims beneficial ownership of such shares, except to the extent of his interest in such shares arising from his interests in M/C Venture Partners, et al.
(13)	Mr. Hopper is affiliated with Columbia Capital Equity Partners III (QP) LP, Columbia Capital Equity Partners III (Cayman) LP, Columbia Capital Equity Partners III (AI) LP, Columbia Capital Investors III, LLC, and Columbia Capital Employee Investors III, LLC and may be deemed to be a member of a “group” (hereinafter referred to as Columbia Capital, et al) under Section 13d-3 of the Exchange Act and may be deemed to share voting and/or investment power with respect to the shares owned by such entities. Mr. Hopper disclaims beneficial ownership of such shares, except to the extent of his interest in such shares arising from his interests in Columbia Capital, et al.
(14)	Includes 180,600 shares of Class C common stock issuable upon exercise of options granted to Mr. Patterson under our stock option plan. In addition, Mr. Patterson is affiliated with Accel Internet Fund III, LP, Accel Investors ‘94 LP, Accel Investors ‘99 LP, Accel IV LP, Accel Keiretsu LP, Accel VII LP, ACP Family Partnership LP, Ellmore C. Patterson Partners, and Prosper Partners and may be deemed to be a member of a “group” (hereinafter referred to as Accel Partners, et al) under Section 13d-3 of the Exchange Act and may be deemed to share voting and/or investment power with respect to the shares owned by such entities. Mr. Patterson disclaims beneficial ownership of such shares, except to the extent of his interest in such shares arising from his interests in Accel Partners, et al.
(15)	Accel Partners, et al (consisting of Accel Internet Fund III, LP, Accel Investors ‘94 LP, Accel Investors ‘99 LP, Accel IV LP, Accel Keiretsu LP, Accel VII LP, ACP Family Partnership LP, Ellmore C. Patterson Partners, and Prosper Partners) may be deemed to be a “group” under Section 13d-3 of the Exchange Act.
(16)	Columbia Capital, et al (consisting of Columbia Capital Equity Partners III (QP) LP, Columbia Capital Equity Partners III (Cayman) LP, Columbia Capital Equity Partners III (AI) LP, Columbia Capital Investors III, LLC, and Columbia Capital Employee Investors III, LLC) may be deemed to be a “group” under Section 13d-3 of the Exchange Act. Includes 180,600 shares of Class C common stock issuable upon exercise of options granted under our stock option plan.
(17)	Includes 7,098,780 shares of Class C common stock issuable upon exercise of outstanding warrants.
(18)	INVESCO is the investment advisor to a number of our stockholders, and has investment and voting power over the shares owned by such stockholders. These stockholders include (i) Drake & Co., as nominee for Citiventure Private Partners III Ltd., (ii) Michael A. Wall, (iii) Northpass & Co., as custodian for KME Venture III L.P., (iv) Cheer Idyll Property Ltd., (v) Drake & Co., as nominee for Shirley Wong Shun Yee, (vi) Leckwith Property Ltd., (vii) Trendly Investments, and (viii) Evermore Corp. Mr. Parag Saxena, our former director, is affiliated with INVESCO, and both he and INVESCO may be deemed to have voting and/or investment power with respect to the shares owned by such investors. INVESCO and Mr. Saxena disclaim beneficial ownership of such shares. Includes an aggregate of 1,612,170 shares of Class C common stock issuable upon exercise of outstanding warrants.
(19)	Includes 1,601,280 shares of Class C common stock issuable upon exercise of outstanding warrants.
(20)	M/C Venture Partners, et al (consisting of M/C Venture Investors, LLC, M/C Venture Partners IV, LP, M/C Venture Partners V, LP, and Chestnut Venture Partners LP) may be deemed to be a “group” under Section 13d-3 of the Exchange Act. Includes an aggregate of 180,600 shares of Class C common stock issuable upon exercise of options granted under to our stock option plan.
(21)	Includes Mitsui & Co. (U.S.A.), Inc., an affiliate of Mitsui & Co., Ltd. Includes 240,000 shares of Class C common stock issuable upon exercise of outstanding warrants.
*	Less than 1%

DESCRIPTION OF OTHER INDEBTEDNESS

FCC Notes

Each of our 14 wholly owned license subsidiaries has executed a separate promissory note payable to the FCC in a principal amount equal to the adjusted price of that license subsidiary’s FCC license, as determined in accordance with our plan of reorganization under the United States Bankruptcy Code. Under the terms of a separate security agreement between the FCC and each license subsidiary, each FCC note is secured by a first priority security interest in the FCC license held by such license subsidiary. All of the FCC notes mature in January 2007, which is the expiration of the original ten-year term of our FCC licenses. The FCC notes bear interest at a rate of 6.5% per annum, and are payable in quarterly installments of principal and interest, until maturity, on January 31, April 30, July 31 and October 31 of each year.

Scheduled principal and interest payments under the FCC notes are approximately $4.0 million per quarter.

In the event that a license subsidiary fails to make an installment payment to the FCC when due or becomes unable to meet its other obligations under its FCC note or otherwise violates regulations applicable to holders of FCC licenses, the FCC could take a variety of remedial actions, including revocation of that subsidiary’s FCC license and acceleration of its FCC note. See “Risk Factors—Risks Related to Our Business” and “Legislation and Government Regulations.” The FCC notes and related security agreements do not contain cross-default or cross-collateral provisions and do not allow the FCC to revoke the FCC license, or accelerate the FCC note, of any non-defaulting license subsidiary.

As of September 30, 2003, the aggregate principal amount of the FCC notes is $50.0 million, which is recorded on our balance sheet net of a discount to reflect the fair market value of the obligations determined assuming a fair market borrowing rate at the time the notes were issued. The resulting discount of $5.5 million is being amortized through maturity of the FCC notes. However, if the FCC notes are accelerated for any reason, including a default by us in any of our obligations with respect to the FCC notes, the full principal amount of the FCC notes, plus accrued interest, would become due and payable.

Other Debt

As of September 30, 2003, we had ongoing obligations of approximately $3.8 million that are payable to other wireless carriers under cost-sharing plans related to microwave relocation in our markets. Each of these obligations has a ten-year term, with interest only payments through year six and principal payments commencing in year seven. See “Legislation and Government Regulations—General Licensing Requirements.”

DESCRIPTION OF NOTES

You can find the definitions of terms used in this description under the subheading “Definitions.” In this description, the words “we,” “us and “our” and the term “MetroPCS” refer only to MetroPCS, Inc. and not to any of its subsidiaries. This description assumes that all outstanding old notes will be exchanged for new notes in the exchange offer. Therefore, all references to the notes in this description are to the new notes.

We will issue the new notes under an indenture among us, the Guarantors and U.S. Bank National Association, as trustee. The terms of the notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of some provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the new notes. A copy of the indenture is available as set forth below under “—Additional Information.” Defined terms used in this description but not defined below under “—Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Subsidiary Guarantees

The notes

The notes:

•	will be our general unsecured obligations;

•	will rank pari passu in right of payment with any unsecured senior indebtedness we incur in the future;

•	will rank senior in right of payment to any subordinated indebtedness we incur in the future to the extent, if any, provided in such subordinated indebtedness; and

•	will be unconditionally guaranteed on a senior unsecured basis by the Guarantors.

However, the notes will be effectively junior in right of payment to all of our and our subsidiaries’ existing and future secured indebtedness to the extent of the collateral securing such indebtedness, and to all liabilities of any of our subsidiaries that do not guarantee the notes to the extent of the assets of those subsidiaries. See “Risk Factors—Risks Related to the New Notes.” As of September 30, 2003, our subsidiaries had an aggregate of $44.5 million of secured indebtedness outstanding.

The subsidiary guarantees

The notes will be guaranteed by all of our current Domestic Restricted Subsidiaries, and by all Domestic Restricted Subsidiaries that we create or acquire in the future, other than certain immaterial subsidiaries. See “—Covenants—Additional Subsidiary Guarantees.”

Each guarantee of the notes:

•	will be a general unsecured obligation of the Guarantor;

•	will rank pari passu in right of payment with any unsecured senior indebtedness that Guarantor incurs in the future; and

•	will rank senior in right of payment to any subordinated indebtedness that Guarantor incurs in the future to the extent, if any, provided in such subordinated indebtedness.

However, the guarantees will be effectively junior in right of payment to all of the Guarantors’ existing and future secured indebtedness to the extent of the collateral securing such indebtedness. See “Risk Factors—Risks Related to the New Notes.” As of September 30, 2003, the Guarantors had an aggregate of $44.5 million of secured indebtedness outstanding.

As of the Issue Date, all of our subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture and will not guarantee the notes.

Principal, Maturity and Interest

We will issue $150.0 million in aggregate principal amount of notes in the exchange offer. We may issue additional notes from time to time after this offering. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. We will issue notes only in denominations of $1,000 and integral multiples of $1,000. The notes will mature on October 1, 2011.

Interest on the notes will accrue at the rate of 10¾% per annum and will be payable semi-annually in arrears on April 1 and October 1, commencing on April 1, 2004. Interest on overdue principal and interest and Liquidated Damages, if any, will accrue at a rate that is 0.75% higher than the then applicable interest rate on the notes. We will make each interest payment to the holders of record on the immediately preceding March 15 and September 15.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given us wire transfer instructions, we will pay all principal, interest and premium and Liquidated Damages, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar unless we elect to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our Subsidiaries may act as paying agent or registrar. However, as long as any notes are outstanding, we will be required to maintain an office or agency in The City of New York where notes may be presented for payment and payments on the notes may be required to be made.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. We will not be required to transfer or exchange any note selected for redemption. Also, we will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Subsidiary Guarantees

The notes will be guaranteed by all of our current Domestic Restricted Subsidiaries, and by all Domestic Restricted Subsidiaries that we create or acquire in the future, other than certain immaterial subsidiaries. See “—Covenants—Additional Subsidiary Guarantees.” These Subsidiary Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Related to the New Notes—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (regardless of whether such Guarantor is the surviving Person), another Person, other than MetroPCS or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) if it is not such Guarantor, the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture and its Subsidiary Guarantee pursuant to a supplemental indenture satisfactory to the trustee, in which case the Subsidiary Guarantee of such Guarantor will be released as contemplated by the next paragraph; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Subsidiary Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) MetroPCS or a Restricted Subsidiary of MetroPCS, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2) in connection with any sale or other disposition of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) MetroPCS or a Restricted Subsidiary of MetroPCS, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3) if MetroPCS designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4) upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

See “—Repurchase at the Option of Holders—Asset Sales.”

Optional Redemption

At any time prior to October 1, 2006, MetroPCS may on any one or more occasions redeem notes issued under the indenture at a redemption price of 110.750% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of notes originally issued under the indenture on the Issue Date (excluding notes held by MetroPCS and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering. Except pursuant to the preceding paragraph, the notes will not be redeemable at MetroPCS’s option prior to October 1, 2007.

On or after October 1, 2007, MetroPCS may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on October 1 of the years indicated below, subject to the rights of noteholders on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2007	105.375%
2008	102.688%
2009 and thereafter	100.000%

Unless MetroPCS defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

No Mandatory Redemption or Sinking Fund

We will not be required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require MetroPCS to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, MetroPCS will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase, subject to the rights of noteholders on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, MetroPCS will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. MetroPCS will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, or compliance with the Change of Control provisions of the indenture would constitute a violation of any such laws or regulations, MetroPCS will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On or before the Change of Control Payment Date, MetroPCS will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by MetroPCS.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

MetroPCS will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require MetroPCS to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that MetroPCS repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

MetroPCS will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by MetroPCS and purchases all notes properly tendered and not withdrawn under the Change of Control Offer or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of MetroPCS and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require MetroPCS to repurchase its notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of MetroPCS and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

MetroPCS will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) MetroPCS or such Restricted Subsidiary receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by MetroPCS or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on MetroPCS’s most recent consolidated balance sheet (or as would be shown on MetroPCS’s consolidated balance sheet as of the date of such Asset Sale), of MetroPCS or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to (1) a customary novation agreement that releases MetroPCS or such Restricted Subsidiary from further liability or (2) an assignment agreement that includes, in lieu of such a release, the agreement of the transferee or its parent company to indemnify and hold harmless MetroPCS or such Restricted Subsidiary from and against any loss, liability or cost in respect of such assumed liability;

(b) any securities, notes or other obligations received by MetroPCS or any such Restricted Subsidiary from such transferee that are converted by MetroPCS or such Restricted Subsidiary into cash within 30 days after such Asset Sale, to the extent of the cash received in that conversion; and

(c) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

Notwithstanding the foregoing, the 75% limitation referred to above shall be deemed satisfied with respect to any Asset Sale in which the cash or Cash Equivalents portion of the consideration received therefrom, determined in accordance with the foregoing provision on an after-tax basis, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with the aforementioned 75% limitation.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, MetroPCS (or the applicable Restricted Subsidiary, as the case may be) may apply an amount equal to those Net Proceeds at its option:

(1) to prepay, repay, defease, redeem, purchase or otherwise retire Secured Indebtedness of MetroPCS or any Guarantor and, if such Secured Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of MetroPCS;

(3) to make a capital expenditure; or

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

Notwithstanding the foregoing, if within 360 days after the receipt of any Net Proceeds from an Asset Sale, MetroPCS (or the applicable Restricted Subsidiary, as the case may be) enters into a binding written agreement irrevocably committing MetroPCS or such Restricted Subsidiary to an application of funds of the kind described in clause (2), (3) or (4) above, and as to which the only condition to closing is the receipt of required governmental approvals, MetroPCS or such Restricted Subsidiary shall be deemed not to be in violation of the preceding paragraph; provided that such application of funds is consummated within 180 days after the end of such 360-day period.

Pending the final application of any Net Proceeds, MetroPCS may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

An amount equal to any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraphs will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, within five days thereof MetroPCS will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain unapplied after consummation of an Asset Sale Offer, MetroPCS and its Restricted Subsidiaries may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Notwithstanding the foregoing, the sale, conveyance or other disposition of all or substantially all of the assets of MetroPCS and its Restricted Subsidiaries, taken as a whole, will be governed by the provisions of the indenture described under the caption “—Repurchase at Option of Holders—Change of Control” and/or the provisions described under the caption “—Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant.

MetroPCS will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, or compliance with the Asset Sale provisions of the indenture would constitute a violation of any such laws or regulations, MetroPCS will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The agreements governing MetroPCS’s other Indebtedness may contain prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and may prohibit repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require MetroPCS to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on MetroPCS. In the event a Change of Control or Asset Sale occurs at a time when MetroPCS is prohibited from purchasing notes, MetroPCS could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If MetroPCS does not obtain a consent or repay those borrowings, MetroPCS will remain prohibited from purchasing notes. In that case, MetroPCS’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other indebtedness. Finally, MetroPCS’s ability to pay cash to the holders of notes upon a repurchase may be limited by MetroPCS’s then existing financial resources. See “Risk Factors—Risks Related to the New Notes—We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.”

Covenants

Restricted Payments

MetroPCS will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of MetroPCS’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving MetroPCS or any of its Restricted Subsidiaries) or to the direct or indirect holders of MetroPCS’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of MetroPCS and other than dividends or distributions payable to MetroPCS or a Restricted Subsidiary of MetroPCS);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving MetroPCS) any Equity Interests of MetroPCS or any direct or indirect parent of MetroPCS;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness, except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) MetroPCS would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable two-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by MetroPCS and its Restricted Subsidiaries since the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (7), (8) and (11) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 100% of the Consolidated Cash Flow of MetroPCS for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of MetroPCS’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment less the product of 1.75 times MetroPCS’s Consolidated Interest Expense for the same period; plus

(b) 100% of (A)(i) the aggregate net cash proceeds and (ii) the Fair Market Value of (x) marketable securities (other than marketable securities of MetroPCS), (y) Capital Stock of a Person (other than MetroPCS or an Affiliate of MetroPCS) engaged primarily in any Permitted Business; provided that Person becomes a Restricted Subsidiary of MetroPCS and (z) other assets used in any Permitted Business, in the case of clauses (i) and (ii), received by MetroPCS since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of MetroPCS (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of MetroPCS that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of MetroPCS), (B) the amount by which Indebtedness of MetroPCS or any Restricted Subsidiary is reduced on MetroPCS’s consolidated balance sheet upon the conversion or exchange after the Issue Date of any such Indebtedness into or for Equity Interests of MetroPCS (other than Disqualified Stock or Subordinated Indebtedness), and (C) the aggregate net cash proceeds, if any, received by MetroPCS or any of its Restricted Subsidiaries upon any conversion or exchange described in clause (A) or (B) above; plus

(c) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or Cash Equivalents, or otherwise is liquidated or repaid for cash or Cash Equivalents, an amount equal to such cash and Cash Equivalents, but not to exceed the initial amount of such Restricted Investment; plus

(d) to the extent that any Unrestricted Subsidiary of MetroPCS designated as such after the Issue Date is redesignated as a Restricted Subsidiary after the Issue Date, the lesser of (i) the Fair Market Value of MetroPCS’s Investment in such Subsidiary as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the Issue Date; plus

(e) 100% of any dividends or distributions received directly or indirectly by MetroPCS or a Restricted Subsidiary of MetroPCS that is a Guarantor after the Issue Date from an Unrestricted Subsidiary of MetroPCS, to the extent that such dividends or distributions were not otherwise included in Consolidated Net Income of MetroPCS.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of MetroPCS) of, Equity Interests of MetroPCS (other than Disqualified Stock) or from the substantially concurrent contribution (other than by a Subsidiary of MetroPCS) of capital to MetroPCS in respect of its Equity Interests (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase, retirement or other acquisition of Subordinated Indebtedness with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness; provided that the amount of any such net cash proceeds that are utilized for any such defeasance, redemption, repurchase, retirement or other acquisition of Indebtedness will be excluded from clause (3)(b) of the preceding paragraph;

(4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of MetroPCS to the holders of its Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Parent, MetroPCS or any Restricted Subsidiary of MetroPCS held by any current or former officer, director or employee of Parent, MetroPCS or any Restricted Subsidiary of MetroPCS pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1,250,000 in any twelve-month period;

(6) the repurchase, redemption or other acquisition or retirement of Equity Interests deemed to occur upon the exercise or exchange of stock options, warrants or other similar rights to the extent such Equity Interests represent a portion of the exercise or exchange price of those stock options, and the repurchase, redemption or other acquisition or retirement of Equity Interests made in lieu of withholding taxes resulting from the exercise or exchange of stock options, warrants or other similar rights; and

(7) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of MetroPCS or any Restricted Subsidiary of MetroPCS, or any class or series of preferred stock of a Restricted Subsidiary of MetroPCS, in each case issued after the Issue Date in accordance with the Debt to Cash Flow Ratio test described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(8) Permitted Payments to Parent;

(9) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of MetroPCS to the extent necessary to prevent the loss or to secure the renewal or reinstatement of any FCC license held by MetroPCS or any of its Subsidiaries;

(10) payments or distributions to dissenting stockholders pursuant to applicable law in connection with a merger, consolidation or transfer of assets that complies with the provisions described under the caption “—Covenants—Merger, Consolidation or Sale of Assets;” and

(11) other Restricted Payments not to exceed $5.0 million in the aggregate since the Issue Date.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by MetroPCS or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of MetroPCS whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $20.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

MetroPCS will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and MetroPCS will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that MetroPCS may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Debt to Cash Flow Ratio for MetroPCS’s most recently ended two full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been no greater than 5.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such two-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by MetroPCS and any Restricted Subsidiary of additional Indebtedness under Credit Facilities so long as the aggregate principal amount at any one time outstanding of all Indebtedness incurred under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of MetroPCS and its Restricted Subsidiaries thereunder) not to exceed $50.0 million, plus the amount by which the FCC Debt has been reduced since the Issue Date, less the aggregate amount of all Net Proceeds of Asset Sales applied by MetroPCS or any of its Restricted Subsidiaries since the Issue Date to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a

Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;” provided, however, that the maximum amount permitted to be outstanding under this clause (1) shall not be deemed to limit additional Indebtedness under the Credit Facilities to the extent the incurrence of such additional Indebtedness is permitted pursuant to any of the other provisions of this covenant;

(2) the incurrence by MetroPCS and its Restricted Subsidiaries of Existing Indebtedness;

(3) the incurrence by MetroPCS and the Guarantors of Indebtedness represented by the notes and the related Subsidiary Guarantees to be issued on the Issue Date and the exchange notes and the related Subsidiary Guarantees to be issued pursuant to the registration rights agreement;

(4) the incurrence by MetroPCS or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge Indebtedness (other than intercompany Indebtedness) or Disqualified Stock of MetroPCS, or Indebtedness (other than intercompany Indebtedness) or preferred stock of a Restricted Subsidiary of MetroPCS, in each case that was permitted by the indenture to be incurred or issued under the first paragraph of this covenant or clauses (2), (3), (4), (11) or (12) of this paragraph;

(5) the incurrence by MetroPCS or any of its Restricted Subsidiaries of intercompany Indebtedness between or among MetroPCS and any of its Restricted Subsidiaries; provided, however, that:

(a) if MetroPCS or any Guarantor is the obligor on such Indebtedness and the payee is not MetroPCS or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of MetroPCS, or the Subsidiary Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than MetroPCS or a Restricted Subsidiary of MetroPCS and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either MetroPCS or a Restricted Subsidiary of MetroPCS, will be deemed, in each case, to constitute an incurrence of such Indebtedness by MetroPCS or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (5);

(6) the issuance by any of MetroPCS’s Restricted Subsidiaries to MetroPCS or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than MetroPCS or a Restricted Subsidiary of MetroPCS; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either MetroPCS or a Restricted Subsidiary of MetroPCS,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (6);

(7) the incurrence by MetroPCS or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(8) the guarantee by MetroPCS or any of the Guarantors of Indebtedness of MetroPCS or a Restricted Subsidiary of MetroPCS that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to the notes, then the Guarantee shall be subordinated to the same extent as the Indebtedness guaranteed;

(9) the incurrence by MetroPCS or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance bonds, completion bonds, bid bonds, appeal bonds and surety bonds or other similar bonds or obligations, in each case incurred in the ordinary course of business, and any Guarantees or letters of credit functioning as or supporting any of the foregoing;

(10) the incurrence by MetroPCS or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(11) the incurrence by MetroPCS or any of its Restricted Subsidiaries of Indebtedness owed to the FCC to finance the acquisition of FCC licenses; provided that any Indebtedness incurred pursuant to this clause (11) is not recourse to MetroPCS, any of its Restricted Subsidiaries, or any of its or their assets, other than the licenses acquired with such Indebtedness; provided further that any Indebtedness incurred pursuant to this clause (11) may be recourse to a Restricted Subsidiary of MetroPCS if such Restricted Subsidiary conducts no operations and holds no assets other than the license or licenses acquired with such Indebtedness; and

(12) the incurrence by MetroPCS or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (12), not to exceed $5.0 million.

MetroPCS will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of MetroPCS or such Guarantor, unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Subsidiary Guarantee on substantially identical terms.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (12) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, MetroPCS will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Consolidated Interest Expense of MetroPCS as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that MetroPCS or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such asset at the date of determination; and

(b) the amount of the Indebtedness of the other Person; and

(3) the principal amount of the Indebtedness, in the case of any other Indebtedness.

Liens

MetroPCS will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or suffer to exist any Lien securing Indebtedness, upon any asset now owned or hereafter acquired, except Permitted Liens, unless the notes are equally and ratably secured (except that Liens securing Subordinated Indebtedness shall be expressly subordinate to any Lien securing the notes to at least the same extent such Subordinated Indebtedness is subordinate to the notes).

Dividend and Other Payment Restrictions Affecting Subsidiaries

MetroPCS will not, and will not permit any of its Restricted Subsidiaries to create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) (a) pay dividends or make any other distributions on its Capital Stock to MetroPCS or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to MetroPCS or any of its Restricted Subsidiaries;

(2) make loans or advances to MetroPCS or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to MetroPCS or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements or instruments governing Existing Indebtedness or Capital Stock as in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements or instruments; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements or instruments on the Issue Date;

(2) agreements or instruments governing Credit Facilities so long as either (a) the encumbrances and restrictions contained therein do not impair the ability of any Restricted Subsidiary of MetroPCS to pay dividends or make any other distributions or payments directly or indirectly to MetroPCS in an amount sufficient to permit MetroPCS to pay the principal of, or interest and premium and Liquidated Damages, if any, on the notes, or (b) the encumbrances and restrictions contained therein are no more restrictive, taken as a whole, than those contained in the indenture;

(3) the indenture, the notes and the Subsidiary Guarantees;

(4) applicable law, rule, regulation or order;

(5) any instrument governing Indebtedness or Capital Stock of a Person acquired by MetroPCS or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(6) customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(7) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(8) any instrument governing Secured Indebtedness that imposes restrictions on the assets securing such Indebtedness of the nature described in clause (3) of the preceding paragraph;

(9) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(10) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(11) Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(12) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of MetroPCS’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(13) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(14) Indebtedness incurred, or preferred stock issued, by any Restricted Subsidiary, provided that the restrictions contained in the agreements or instruments governing such Indebtedness or preferred stock (a) either (i) apply only in the event of a payment default or a default with respect to a financial covenant in such agreement or instrument or (ii) will not materially affect MetroPCS’s ability to pay all principal, interest and premium and Liquidated Damages, if any, on the notes, as determined in good faith by the Board of Directors of MetroPCS, whose determination shall be conclusive; and (b) are not materially more disadvantageous to the holders of the notes than is customary in comparable financings.

Merger, Consolidation or Sale of Assets

MetroPCS may not: (1) consolidate or merge with or into another Person (regardless of whether MetroPCS is the surviving corporation); or (2) directly or indirectly sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of MetroPCS and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1) either: (a) MetroPCS is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than MetroPCS) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than MetroPCS) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of MetroPCS under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) MetroPCS or the Person formed by or surviving any such consolidation or merger (if other than MetroPCS), or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable two-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock.”

In addition, MetroPCS may not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

Upon any merger or consolidation, or any sale, transfer, assignment, conveyance or other disposition of all or substantially all of the properties or assets of MetroPCS and its Restricted Subsidiaries in accordance with the first paragraph of this covenant, the successor person formed by the consolidation or into which MetroPCS is merged or to which the sale, transfer, assignment, conveyance or other disposition is made, will succeed to and be substituted for MetroPCS, and may exercise every right and power of MetroPCS under the indenture with the same effect as if the successor had been named as us therein. When the successor assumes all of our obligations under the indenture, MetroPCS will be discharged from those obligations.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1) a merger of MetroPCS with an Affiliate solely for the purpose of reincorporating MetroPCS in another jurisdiction; or

(2) any merger or consolidation, or any sale, transfer, assignment, conveyance, lease or other disposition of assets between or among MetroPCS and its Restricted Subsidiaries that are Guarantors.

Transactions with Affiliates

MetroPCS will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of MetroPCS (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to MetroPCS or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by MetroPCS or such Restricted Subsidiary with an unrelated Person; and

(2) MetroPCS delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors of MetroPCS set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an opinion as to the fairness to MetroPCS or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by MetroPCS or any of its Restricted Subsidiaries existing on the Issue Date, or entered into thereafter in the ordinary course of business, and any indemnities or other transactions permitted or required by bylaw, statutory provisions or any of the foregoing agreements, plans or arrangements;

(2) transactions between or among MetroPCS and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of MetroPCS) that is an Affiliate of MetroPCS solely because MetroPCS owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors’ fees to directors of MetroPCS and its Subsidiaries;

(5) any issuance of Equity Interests (other than Disqualified Stock) of MetroPCS to, or receipt of any capital contribution from, any Affiliate of MetroPCS;

(6) any Permitted Investments or Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments;”

(7) loans or advances to employees in the ordinary course of business not to exceed $2.0 million in the aggregate at any one time outstanding; and

(8) any contracts, agreements or understandings existing as of the Issue Date and disclosed in the notes to the consolidated financial statements of MetroPCS for the year ended December 31, 2002 or for the six months ended June 30, 2003, and any amendments to or replacements of such contracts, agreements or understandings so long as any such amendment or replacement is not more disadvantageous to MetroPCS or to the holders of the notes in any material respect than the original agreement as in effect on the Issue Date.

Business Activities

MetroPCS will not, and will not permit any of its Restricted Subsidiaries to, engage in any line of business other than Permitted Businesses, except to such extent as would not be material to MetroPCS and its Restricted Subsidiaries taken as a whole.

Additional Subsidiary Guarantees

If MetroPCS or any of its Restricted Subsidiaries acquires or creates another Domestic Restricted Subsidiary after the Issue Date, then that newly acquired or created Domestic Restricted Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired or created; provided that any Domestic Restricted Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of MetroPCS may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by MetroPCS and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by MetroPCS. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of MetroPCS may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Payments for Consent

MetroPCS will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the SEC’s rules and regulations, so long as any notes are outstanding, MetroPCS will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if MetroPCS were required to file such reports; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if MetroPCS were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports; provided that, unless otherwise required by the rules and regulations of the SEC, any certifications of financial statements required under the Sarbanes-Oxley Act of 2002 and any corresponding rules and regulations of the SEC shall be required to be provided only to the extent required by so-called “voluntary filers.” Each annual report on Form 10-K will include a report on MetroPCS’s consolidated financial statements by MetroPCS’s certified independent accountants. In addition, MetroPCS will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time, MetroPCS is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, MetroPCS will nevertheless continue filing the reports specified in the preceding paragraph with the SEC within the time periods specified above unless the SEC will not accept such a filing. MetroPCS agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept MetroPCS’s filings for any reason, MetroPCS will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if MetroPCS were required to file those reports with the SEC.

If MetroPCS has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of MetroPCS and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of MetroPCS.

In addition, for so long as any notes remain outstanding, at any time MetroPCS and the Guarantors are not required to file the reports required by the preceding paragraphs with the SEC, MetroPCS and the Guarantors will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the notes;

(2) default in payment when due of the principal of, or premium, if any, on the notes;

(3) failure by MetroPCS to comply with its obligations described under the caption “—Covenants—Merger, Consolidation or Sale of Assets” or to consummate a purchase of notes when required pursuant to the covenants described under the captions “—Repurchase at the Option of Holders—Change of Control” or “—Repurchase at the Option of Holders—Asset Sales;”

(4) failure by MetroPCS or any of its Restricted Subsidiaries for 30 days to comply with the provisions described under the captions “—Covenants—Restricted Payments” or “—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” or to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control” or “—Repurchase at the Option of Holders—Asset Sales” to the extent not described in clause (3) above;

(5) failure by MetroPCS or any of its Restricted Subsidiaries for 60 days after notice from the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes to comply with any of the other agreements in the indenture or the notes;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by MetroPCS or any of its Restricted Subsidiaries (or the payment of which is guaranteed by MetroPCS or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

(7) any final judgment or decree (to the extent not covered by insurance) for the payment of money in excess of $15.0 million is entered against MetroPCS or any of its Restricted Subsidiaries and is not paid or discharged, and there is any period of 60 consecutive days following entry of such final judgment or decree during which a stay of enforcement of such final judgment or decree, by reason of pending appeal or otherwise, is not in effect;

(8) except as permitted by the indenture, any Subsidiary Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Subsidiary Guarantee; and

(9) certain events of bankruptcy or insolvency described in the indenture with respect to MetroPCS or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

The indenture contains a provision providing that in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to MetroPCS, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. However, the effect of such provision may be limited by applicable laws. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, premium or interest or Liquidated Damages, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest or Liquidated Damages (if any) when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the notes then outstanding by written notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Liquidated Damages on, or the principal of, the notes.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of MetroPCS with the intention of avoiding payment of the premium that MetroPCS would have had to pay if MetroPCS then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to October 1, 2007, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of MetroPCS with the intention of avoiding the prohibition on redemption of the notes prior to October 1, 2007, then an additional premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

MetroPCS is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, MetroPCS is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of MetroPCS or any Guarantor, as such, will have any liability for any obligations of MetroPCS or the Guarantors under the notes, the indenture, the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

MetroPCS may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

(2) MetroPCS’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and MetroPCS’s and the Guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, MetroPCS may, at its option and at any time, elect to have the obligations of MetroPCS released with respect to the provisions of the indenture described above under “—Repurchase at the Option of Holders” and under “—Covenants (other than the covenant described under “—Covenants—Merger, Consolidation or Sale of Assets,” except to the extent described below) and the limitation imposed by clause (4) under “—Covenants—Merger, Consolidation or Sale of Assets” (such release and termination being referred to as “Covenant Defeasance”), and thereafter any omission to comply with such obligations or provisions will not constitute a Default or Event of Default. In the event Covenant Defeasance occurs in accordance with the indenture, the Events of Default described under clauses (3) through (7) under the caption “—Events of Default and Remedies” and the Event of Default described under clause (9) under the caption “—Events of Default and Remedies” (but only with respect to Subsidiaries of MetroPCS), in each case, will no longer constitute an Event of Default.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) MetroPCS must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and MetroPCS must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, MetroPCS has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) MetroPCS has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, MetroPCS has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5) the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which MetroPCS or any Guarantor is a party or by which MetroPCS or any Guarantor is bound;

(6) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which MetroPCS or any of its Subsidiaries is a party or by which MetroPCS or any of its Subsidiaries is bound;

(7) MetroPCS must deliver to the trustee an officers’ certificate stating that the deposit was not made by MetroPCS with the intent of preferring the holders of notes over the other creditors of MetroPCS with the intent of defeating, hindering, delaying or defrauding creditors of MetroPCS or others;

(8) MetroPCS must deliver to the trustee an officers’ certificate, stating that all conditions precedent set forth in clauses (1) through (7) of this paragraph have been complied with; and

(9) MetroPCS must deliver to the trustee an opinion of counsel (which opinion of counsel may be subject to customary assumptions, qualifications and exclusions), stating that all conditions precedent set forth in clauses (2), (3) and (5) of this paragraph have been complied with; provided that the opinion of counsel with respect to clause (5) of this paragraph may be to the knowledge of such counsel.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture or the notes or the Subsidiary Guarantees may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes or the Subsidiary Guarantees may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each noteholder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes; provided, however, that any purchase or repurchase of notes, including pursuant to the covenants described above under the caption “—Repurchase at the Option of Holders,” shall not be deemed a redemption of the notes;

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

(7) waive a redemption payment with respect to any note; provided, however, that any purchase or repurchase of notes, including pursuant to the covenants described above under the caption “—Repurchase at the Option of Holders,” shall not be deemed a redemption of the notes;

(8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, MetroPCS, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Subsidiary Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of MetroPCS’s or a Guarantor’s obligations to holders of notes and Subsidiary Guarantees in the case of a merger or consolidation or sale of all or substantially all of MetroPCS’s or such Guarantor’s assets, as applicable;

(4) to effect the release of a Guarantor from its Subsidiary Guarantee and the termination of such Subsidiary Guarantee, all in accordance with the provisions of the indenture governing such release and termination;

(5) to add any Subsidiary Guarantees or to secure the notes or any Subsidiary Guarantees;

(6) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(7) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(8) to conform the text of the indenture or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the Subsidiary Guarantees or the notes; or

(9) to provide for a successor trustee in accordance with the provisions of the indenture.

The consent of the holders of the notes is not necessary under the indenture to approve the particular form of any proposed amendment or waiver. It is sufficient if such consent approves the substance of the proposed amendment or waiver.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to MetroPCS, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and MetroPCS or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(3) such deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which MetroPCS or any Guarantor is a party or by which MetroPCS or any Guarantor is bound;

(4) MetroPCS or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(5) MetroPCS has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, MetroPCS must deliver to the trustee (a) an officers’ certificate, stating that all conditions precedent set forth in clauses (1) through (5) above have been satisfied, and (b) an opinion of counsel (which opinion of counsel may be subject to customary assumptions and qualifications), stating that all conditions precedent set forth in clauses (3) and (5) above have been satisfied; provided that the opinion of counsel with respect to clause (3) above may be to the knowledge of such counsel.

Governing Law

The indenture, the notes and the Subsidiary Guarantees will be governed by the laws of the State of New York.

Concerning the Trustee

If the trustee becomes a creditor of MetroPCS or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this offering memorandum may obtain a copy of the indenture and registration rights agreement without charge by writing to MetroPCS Wireless, Inc., 8144 Walnut Hill Lane, Suite 800, Dallas, Texas 75231, Attention: Chief Financial Officer.

Book-Entry, Delivery and Form

The notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000 (the “Global Notes”).

The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. Global Notes may also be held through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC).

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form. Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. MetroPCS takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised MetroPCS that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised MetroPCS that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Owners of interest in Global Notes who are Participants may hold their interests therein directly through DTC. Owners of interest in Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, and Liquidated Damages, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, MetroPCS and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither MetroPCS, the trustee nor any agent of MetroPCS or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised MetroPCS that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or MetroPCS. Neither MetroPCS nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and MetroPCS and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised MetroPCS that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither MetroPCS nor the trustee nor any of their respective agents will have any responsibility for the performance by

DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1) DTC (a) notifies MetroPCS that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, MetroPCS fails to appoint a successor depositary within 120 days after the date of such notice; or

(2) MetroPCS, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

MetroPCS will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. MetroPCS will make all payments of principal, interest and premium, if any, and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. MetroPCS expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised MetroPCS that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, regardless of whether such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, conveyance or other disposition of all or substantially all of the assets of MetroPCS and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of MetroPCS’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $3.0 million;

(2) a transfer of assets between or among MetroPCS and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of MetroPCS to MetroPCS or to a Restricted Subsidiary of MetroPCS;

(4) the sale, lease or other disposition of (a) products, services, inventory or accounts receivable in the ordinary course of business or (b) equipment or other assets pursuant to a program for the maintenance or upgrading of such equipment or assets, including, without limitation, the disposition of either obsolete equipment or equipment that is damaged or worn out;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a surrender or waiver of contract rights or settlement, release or surrender of contract, tort or other claims in the ordinary course of business or a grant of a Lien not prohibited by the indenture; and

(7) a Restricted Payment that does not violate the covenant described above under the caption “—Covenants—Restricted Payments” or a Permitted Investment.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of MetroPCS and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Permitted Holder;

(2) the adoption of a plan relating to the liquidation or dissolution of MetroPCS;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) other than Parent or a Permitted Holder becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of MetroPCS, measured by voting power rather than number of shares;

(4) after an initial public offering of common Equity Interests of MetroPCS or any direct or indirect parent of MetroPCS, the first day on which a majority of the members of the Board of Directors of MetroPCS are not Continuing Directors; or

(5) the first day on which Parent ceases to own 100% of the outstanding Equity Interests of MetroPCS (after having acquired such Equity Interests).

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period, to the extent that such Consolidated Interest Expense was deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(5) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of MetroPCS will be added to Consolidated Net Income to compute Consolidated Cash Flow of MetroPCS only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to MetroPCS by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Interest Expense” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, regardless of whether such Guarantee or Lien is called upon; plus

(4) all dividends, whether paid or accrued and regardless of whether in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of MetroPCS (other than Disqualified Stock) or to MetroPCS or a Restricted Subsidiary of MetroPCS, in each case, on a consolidated basis and in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP (but excluding the Net Income of Unrestricted Subsidiaries); provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders; and

(3) the cumulative effect of a change in accounting principles will be excluded.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of MetroPCS who:

(1) was a member of such Board of Directors on the Issue Date; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Facilities” means, one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), one or more letters of credit, or one or more indentures or similar agreements, including any related bond, note, debentures, Guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Debt to Cash Flow Ratio” means, with respect to any specified Person as of any date of determination, the ratio of (a) the consolidated Indebtedness of such Person as of such date to (b) two times the Consolidated Cash Flow of such Person for the two most recent full fiscal quarters for which internal financial statements are available prior to such date of determination, determined on a pro forma basis after giving effect to all acquisitions or dispositions of assets made by such Person and its Restricted Subsidiaries from the beginning of such two-quarter period through and including such date of determination (including any related financing transactions) as if such acquisitions and dispositions (and related financing transactions) had occurred at the beginning of such two-quarter period.

In addition, for purposes of calculating the Debt to Cash Flow Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including increases in ownership of Restricted Subsidiaries, during the two-quarter reference period or subsequent to such reference period and on or prior to the date on which the event for which the calculation of the Debt to Cash Flow Ratio is made (the “Calculation Date”) will be given pro forma effect (determined in good faith on a reasonable basis by a responsible financial or accounting officer of the specified person) as if they had occurred on the first day of the two-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such two-quarter period; and

(4) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such two-quarter period.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require MetroPCS to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that MetroPCS may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that MetroPCS and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary of MetroPCS that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of MetroPCS.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any issuance or sale of Equity Interests (other than Disqualified Stock), or a contribution to the equity capital, of MetroPCS.

“Existing Indebtedness” means Indebtedness of MetroPCS and its Subsidiaries in existence on the Issue Date.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of MetroPCS (unless otherwise provided in the indenture).

“FCC” means the Federal Communications Commission.

“FCC Debt” means the Indebtedness existing as of the Issue Date and evidenced by the promissory notes, payable to the FCC, made by each of the Subsidiaries of MetroPCS that holds an FCC license.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means, as of any time, each of MetroPCS’s Domestic Restricted Subsidiaries that at such time are guarantors of the notes in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $500,000 and whose total revenues for the most recent 12-month period do not exceed $500,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of MetroPCS.

“Indebtedness” means, with respect to any specified Person, without duplication, any indebtedness of such Person, regardless of whether contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed, except any such balance that constitutes an accrued expense or a trade payable; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes (a) all indebtedness of any other Person, of the types described above in clauses (1) through (6), secured by a Lien on any asset of the specified Person (regardless of whether such indebtedness is assumed by the specified Person) and (b) to the extent not otherwise included, the guarantee by the specified Person of any indebtedness of any other Person, of the types described above in clauses (1) through (6).

Notwithstanding the foregoing, the following shall not constitute Indebtedness:

(a) accrued expenses and trade accounts payable arising in the ordinary course of business;

(b) any indebtedness that has been defeased in accordance with GAAP or defeased pursuant to the deposit of cash or Cash Equivalents (in an amount sufficient to satisfy all obligations relating thereto at maturity or redemption, as applicable, including all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens, and in accordance with the other applicable terms of the instrument governing such indebtedness;

(c) any obligation arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such obligation is extinguished within five Business Days of its incurrence; and

(d) any obligation arising from any agreement providing for indemnities, guarantees, purchase price adjustments, holdbacks, contingency payment obligations based on the performance of the acquired or disposed assets or similar obligations (other than guarantees of Indebtedness) incurred by any Person in connection with the acquisition or disposition of assets.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business and excluding accounts receivables created or acquired in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If MetroPCS or any Subsidiary of MetroPCS sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of MetroPCS such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of MetroPCS, MetroPCS will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of MetroPCS’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Covenants—Restricted Payments.” The acquisition by MetroPCS or any Subsidiary of MetroPCS of a Person that holds an Investment in a third Person will be deemed to be an Investment by MetroPCS or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Covenants—Restricted Payments.”

“Issue Date” means the first date on which notes are issued under the indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, regardless of whether filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Liquidated Damages” means all Liquidated Damages then owing pursuant to the registration rights agreement.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by MetroPCS or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither MetroPCS nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; and

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of MetroPCS or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Parent” means any entity that acquires 100% of the outstanding Equity Interests of MetroPCS in a transaction in which the Beneficial Owners of MetroPCS immediately prior to such transaction are Beneficial Owners in the same proportion of MetroPCS immediately after such transaction.

“Permitted Business” means:

(1) the delivery or distribution of telecommunications, voice, data or video services; or

(2) any business or activity reasonably related or ancillary to those listed in clause (1) above, including any lines of business conducted by MetroPCS and its Subsidiaries on the Issue Date and any businesses similar, related, incidental or ancillary thereto or that constitutes a reasonable extension or expansion thereof, and the acquisition, holding or exploitation of any license relating to the delivery of those services.

“Permitted Holder” means:

(1) any Beneficial Owner of MetroPCS’s Equity Interests as of the Issue Date;

(2) any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Person referred to in clause (1); or

(3) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons Beneficially Owning an 80% or more controlling interest of which consist of any one or more Persons referred to in clause (1) or (2).

“Permitted Investments” means:

(1) any Investment in MetroPCS or in a Restricted Subsidiary of MetroPCS;

(2) any Investment in Cash Equivalents;

(3) any Investment by MetroPCS or any Restricted Subsidiary of MetroPCS in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of MetroPCS; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, MetroPCS or a Restricted Subsidiary of MetroPCS;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(5) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of MetroPCS or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(6) Investments represented by Hedging Obligations;

(7) loans or advances to employees or directors made in the ordinary course of business of MetroPCS or any of its Restricted Subsidiaries in an aggregate principal amount not to exceed $2.0 million at any one time outstanding;

(8) repurchases of or other Investments in the notes;

(9) advances and prepayments for asset purchases in the ordinary course of business in a Permitted Business of MetroPCS or any of its Restricted Subsidiaries;

(10) Investments existing on the Issue Date;

(11) Permitted Joint Venture Investments in an aggregate amount (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Permitted Joint Venture Investments made pursuant to this clause (11), that does not exceed 10% of the consolidated total assets of MetroPCS and its Restricted Subsidiaries on the date each such Investment is made; and

(12) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding not to exceed $5.0 million.

Notwithstanding any other provision to the contrary, no Permitted Investment shall be deemed to be a Restricted Payment.

“Permitted Joint Venture Investment” means, with respect to any specified Person, Investments in any other Person engaged in a Permitted Business (a) over which the specified Person is responsible (either directly or through a services agreement) for day-to-day operations or otherwise has operational and managerial control of such other Person and (b) of which at least 40% of the outstanding Capital Stock of such other Person is at the time owned directly or indirectly by the specified Person.

“Permitted Liens” means:

(1) Liens securing Indebtedness and other Obligations under Credit Facilities that were incurred pursuant to clause (1) of the definition of Permitted Debt;

(2) Liens securing Indebtedness and other Obligations under Credit Facilities that were incurred pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described under the caption “Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” provided that immediately after giving effect to the incurrence of such Indebtedness, the Secured Debt to Cash Flow Ratio for MetroPCS’s most recently ended two full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Indebtedness is incurred would have been no greater than 3.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such Indebtedness had been incurred at the beginning of such two-quarter period;

(3) Liens in favor of MetroPCS or any of its Restricted Subsidiaries;

(4) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with MetroPCS or any Subsidiary of MetroPCS; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with MetroPCS or the Subsidiary;

(5) Liens on property (including Capital Stock) existing at the time of acquisition of the property by MetroPCS or any Subsidiary of MetroPCS, provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(6) bankers’ Liens, rights of setoff and Liens to secure the performance of bids, tenders, trade or governmental contracts, leases, licenses, statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(7) Liens to secure Indebtedness permitted by clause (11) of the second paragraph of the covenant entitled “—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the FCC licenses acquired with or financed by such Indebtedness;

(8) Liens existing on the Issue Date;

(9) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(10) Liens imposed by law, such as carriers’, warehousemen’s, repairmen’s, landlord’s and mechanics’ Liens or other similar Liens, in each case, incurred in the ordinary course of business;

(11) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(12) Liens arising by reason of a judgment, decree or court order, to the extent not otherwise resulting in an Event of Default, and any Liens that are required to protect or enforce any rights in any administrative, arbitration or other court proceedings in the ordinary course of business;

(13) Liens securing Hedging Obligations, which Hedging Obligations relate to Indebtedness that is otherwise not prohibited under the indenture;

(14) Liens created for the benefit of (or to secure) the notes (or the Subsidiary Guarantees);

(15) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancings, refunding, extension, renewal or replacement;

(16) Liens contained in purchase and sale agreements limiting the transfer of assets pending the closing of the transactions contemplated thereby;

(17) Liens that may be deemed to exist by virtue of contractual provisions that restrict the ability of MetroPCS or any of its Subsidiaries from granting or permitting to exist Liens on their respective assets;

(18) Liens in favor of the trustee as provided for in the indenture on money or property held or collected by the trustee in its capacity as trustee; and

(19) Liens incurred in the ordinary course of business of MetroPCS or any Subsidiary of MetroPCS with respect to obligations that do not exceed $10.0 million at any one time outstanding.

“Permitted Payments to Parent” means, for so long as MetroPCS is a member of a group filing a consolidated or combined tax return with the Parent, payments to the Parent in respect of an allocable portion of the tax liabilities of such group that is attributable to MetroPCS and its Subsidiaries (“Tax Payments”). The Tax Payments shall not exceed the lesser of (a) the amount of the relevant tax (including any penalties and interest) that MetroPCS would owe if MetroPCS were filing a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of MetroPCS and such Subsidiaries from other taxable years and (b) the net amount of the relevant tax that the Parent actually owes to the appropriate taxing authority. Any Tax Payments received from MetroPCS shall be paid over to the appropriate taxing authority within 30 days of the Parent’s receipt of such Tax Payments or refunded to MetroPCS.

“Permitted Refinancing Indebtedness” means any Indebtedness of MetroPCS or any of its Restricted Subsidiaries, any Disqualified Stock of MetroPCS or any preferred stock of any Guarantor issued (a) in exchange for, or the net proceeds of which are used to extend, renew, refund, refinance, replace, defease, discharge or otherwise retire for value, in whole or in part, or (b) constituting an amendment, modification or supplement to or a deferral or renewal of ((a) and (b) above, collectively, a “Refinancing”), any other Indebtedness of MetroPCS any of its Restricted Subsidiaries (other than intercompany Indebtedness), any Disqualified Stock of MetroPCS or any preferred stock of a Guarantor in a principal amount or, in the case of Disqualified Stock of MetroPCS or preferred stock of a Guarantor, liquidation preference, not to exceed (after deduction of reasonable and customary fees and expenses incurred in connection with the Refinancing) the lesser of:

(1) the principal amount or, in the case of Disqualified Stock or preferred stock, liquidation preference, of the Indebtedness, Disqualified Stock or preferred stock so Refinanced (plus, in the case of Indebtedness, the amount of premium, if any paid in connection therewith), and

(2) if the Indebtedness being Refinanced was issued with any original issue discount, the accreted value of such Indebtedness (as determined in accordance with GAAP) at the time of such Refinancing.

Notwithstanding the preceding, no Indebtedness, Disqualified Stock or preferred stock will be deemed to be Permitted Refinancing Indebtedness, unless:

(1) such Indebtedness, Disqualified Stock or preferred stock has a final maturity date or redemption date, as applicable, later than the final maturity date or redemption date, as applicable, of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or preferred stock being Refinanced;

(2) if the Indebtedness, Disqualified Stock or preferred stock being Refinanced is contractually subordinated or otherwise junior in right of payment to the notes, such Indebtedness, Disqualified Stock or preferred stock has a final maturity date or redemption date, as applicable, later than the final maturity date or redemption date, as applicable, of, and is contractually subordinated or otherwise junior in right of payment to, the notes, on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness, Disqualified Stock or preferred stock being Refinanced at the time of the Refinancing; and

(3) such Indebtedness or Disqualified Stock is incurred or issued by MetroPCS or such Indebtedness, Disqualified Stock or preferred stock is incurred or issued by the Restricted Subsidiary who is the obligor on the Indebtedness being Refinanced or the issuer of the Disqualified Stock or preferred stock being Refinanced.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“SEC” means the Securities and Exchange Commission.

“Secured Debt to Cash Flow Ratio” means, with respect to any specified Person as of any date of determination, the ratio of (a) the consolidated Indebtedness of such Person as of such date that was incurred pursuant to clause (1) of the definition of Permitted Debt or that otherwise is secured by a Lien on any assets of such Person or its Restricted Subsidiaries to (b) two times the Consolidated Cash Flow of such Person for the two most recent full fiscal quarters for which internal financial statements are available prior to such date of determination, determined on a pro forma basis after giving effect to all acquisitions or dispositions of assets made by such Person and its Restricted Subsidiaries from the beginning of such two-quarter period through and including such date of determination (including any related financing transactions) as if such acquisitions and dispositions (and related financing transactions) had occurred at the beginning of such two-quarter period.

In addition, for purposes of calculating the Secured Debt to Cash Flow Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including increases in ownership of Restricted Subsidiaries, during the two-quarter reference period or subsequent to such reference period and on or prior to the date on which the event for which the calculation of the Secured Debt to Cash Flow Ratio is made (the “Secured Debt Calculation Date”) will be given pro forma effect (determined in good faith on a reasonable basis by a responsible financial or accounting officer of the specified person) as if they had occurred on the first day of the two-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Secured Debt Calculation Date, will be excluded;

(3) any Person that is a Restricted Subsidiary on the Secured Debt Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such two-quarter period; and

(4) any Person that is not a Restricted Subsidiary on the Secured Debt Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such two-quarter period.

“Secured Indebtedness” means, with respect to any specified Person, any Indebtedness of such Person that is secured by a Lien on the assets of such Person, plus any Indebtedness of any other Person to the extent that such Indebtedness is secured by a Lien on the assets of the specified Person.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the Issue Date, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means Indebtedness of MetroPCS or a Guarantor that is contractually subordinated in right of payment, in any respect (by its terms or the terms of any document or instrument relating thereto), to the notes or the Subsidiary Guarantee of such Guarantor, as applicable.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Subsidiary Guarantee” means each Guarantee of the obligations of MetroPCS under the indenture and the notes by a Subsidiary of MetroPCS in accordance with the provisions of the indenture.

“Unrestricted Subsidiary” means any Subsidiary of MetroPCS that is designated by the Board of Directors of MetroPCS as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with MetroPCS or any Restricted Subsidiary of MetroPCS unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to MetroPCS or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of MetroPCS;

(3) is a Person with respect to which neither MetroPCS nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of MetroPCS or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of MetroPCS as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors of MetroPCS giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of MetroPCS as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” MetroPCS will be in default of such covenant. The Board of Directors of MetroPCS may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of MetroPCS of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the two-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax considerations applicable to the exchange of new notes for old notes in the exchange offer and of the ownership and disposition of the notes. This discussion applies only to beneficial owners of notes who hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to particular categories of investors that may be subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	entities that are tax-exempt for U.S. federal income tax purposes; and

•	partnerships and other pass-through entities.

This discussion is included for general information only and does not address all of the aspects of U.S. federal income taxation that may be relevant to you in light of your particular investment or other circumstances. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding notes are encouraged to consult their tax advisors. In addition, this discussion does not address any U.S. state or local income or foreign income or other tax consequences.

This discussion is based on U.S. federal income tax law, including the provisions of the Internal Revenue Code, Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this document. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of purchasing, owning and disposing of notes as described in this discussion.

We encourage you to consult your own tax advisor regarding the particular U.S. federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of the notes that may be applicable to you.

The Exchange Offer

The exchange of new notes for old notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. Holders will not recognize any taxable gain or loss as a result of the exchange and will have the same tax basis and holding period in the new notes as they had in the old notes immediately before the exchange.

U.S. Holders

The following summary applies to you only if you are a U.S. holder. A “U.S. holder” is a beneficial owner of a note or notes who or which is for U.S. federal income tax purposes:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity classified as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S. or of any political subdivision of the U.S., including any state;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of the source of that income; or

•	a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons, within the meaning of the Internal Revenue Code, have the authority to control all of the trust’s substantial decisions, or the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Payments of Interest

Interest on your notes will be taxed as ordinary income at the time it is paid or at the time it accrues in accordance with your method of accounting for U.S. federal income tax purposes.

Market Discount

If you purchase a note at a discount, you may be subject to the “market discount” rules of the Internal Revenue Code. These rules provide, in part, that gain on the sale or other disposition of a note and partial principal payments on a note are treated as ordinary income to the extent of accrued market discount. The market discount rules also provide for deferral of interest deductions with respect to debt incurred to purchase or carry a note that has market discount.

Amortizable Premium

If you purchase a note at a premium over the sum of all amounts payable thereafter on the note that are treated as stated redemption price at maturity, you may elect to offset the premium against interest income over the remaining term of the note in accordance with the “premium amortization” provisions of the Internal Revenue Code.

Sale or Other Disposition of Notes

When you sell or otherwise dispose of your notes in a taxable transaction, you generally will recognize taxable gain or loss equal to the difference, if any, between:

•	the amount realized on the sale or other disposition, less any amount attributable to accrued interest, which will be taxable in the manner described under “—Payments of Interest”; and

•	your tax basis in the notes.

Your tax basis in your notes generally will equal the amount you paid for the notes, increased by the amount of any market discount previously included in your gross income with respect to the notes, decreased by the portion of any premium applied to reduce interest payments as described above and any principal payments you receive. Your gain or loss generally will be capital gain or loss except to the extent the gain represents market discount on the note not previously included in gross income, to which extent the gain would be treated as ordinary income. This capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition you have held the notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income. If you are a non-corporate U.S. holder, your long-term capital gain generally is subject to a current maximum tax rate of 15%.

Information Reporting and Backup Withholding

Information reporting requirements apply to interest and principal payments and to the proceeds of sales before maturity. These amounts generally must be reported to the IRS. In general, “backup withholding” may apply:

•	to any payments made to you of principal of and interest on your notes, and

•	to payment of the proceeds of a sale or other disposition of your notes before maturity,

if you are a non-corporate U.S. holder and fail to provide a correct taxpayer identification number, certified under penalties of perjury, or otherwise fail to comply with applicable requirements of the backup withholding rules.

The backup withholding rate is currently 28%. After December 31, 2010, the backup withholding rate is scheduled to be increased to 31%. The backup withholding tax is not an additional tax and may be credited against your U.S. federal income tax liability if the required information is provided to the IRS.

Non-U.S. Holders

The following summary applies to you if you are a non-U.S. holder. The term “non-U.S. holder” means a beneficial owner of a note or notes that is for U.S. federal income tax purposes either a non-resident alien or a corporation, estate or trust that is not a U.S. holder.

U.S. Federal Withholding Tax

Under current U.S. federal income tax laws, and subject to the discussion below, U.S. federal withholding tax will not apply to payments by us or our paying agent, in its capacity as such, of interest on your notes under the “portfolio interest” exception of the Internal Revenue Code, provided that:

•	you do not, directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership; and

•	you certify as to your foreign status by providing a properly executed Form W-8BEN or appropriate substitute form to:

•	us or our paying agent; or

•	a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides us or our paying agent with a copy of this statement.

If you are a foreign partnership or a foreign trust, we encourage you to consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed IRS Form W-8BEN or successor form claiming an exemption from or a reduction of withholding under the benefit of a U.S. income tax treaty, or you provide us with a properly executed IRS Form W-8ECI claiming that the payments of interest are effectively connected with your conduct of a trade or business in the United States.

U.S. Federal Income Tax

Except for the possible application of U.S. withholding tax and backup withholding tax, you generally will not have to pay U.S. federal income tax on payments of principal of and interest on your notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes, if, in the case of proceeds representing accrued interest, the conditions described in “—U.S. Federal Withholding Tax” are met, unless:

•	in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other taxable disposition of your notes and specific other conditions are present; or

•	the income or gain is effectively connected with your conduct of a U.S. trade or business, or, if a U.S. income tax treaty applies, is generally attributable to a U.S. “permanent establishment” maintained by you.

If you are engaged in a trade or business in the United States and interest, gain or any other income regarding your notes is effectively connected with the conduct of your trade or business, or, if a U.S. income tax treaty applies, you maintain a U.S. “permanent establishment” to which the interest, gain or other income is generally attributable, you may be subject to U.S. income tax on a net income basis on such interest, gain or income. In this instance, however, the interest on your notes will be exempt from the 30% U.S. withholding tax discussed under the caption “—U.S. Federal Withholding Tax,” if you provide a properly executed IRS Form W-8ECI or appropriate substitute form to us or our paying agent on or before any payment date to claim the exemption.

In addition, if you are a foreign corporation, you may be subject to a U.S. branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a U.S. income tax treaty with your country of residence. For this purpose, you must include interest, gain and income on your notes in the earnings and profits subject to the U.S. branch profits tax if these amounts are effectively connected with the conduct of your U.S. trade or business.

Backup Withholding and Information Reporting

Payments made by us or our paying agent, in its capacity as such, to you of interest on the notes and amounts, if any, withheld from such payments will be reported to the IRS and to you. U.S. backup withholding tax generally will not apply to payments of interest and principal on the notes if you have provided the required certification that you are a non-U.S. holder as described in “—U.S. Federal Withholding Tax” above, and if neither we nor our paying agent has actual knowledge or reason to know that you are a U.S. holder.

The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding tax. If you sell your notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes through a non-U.S. office of a broker that:

•	is a United States person as defined in the Internal Revenue Code;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has 50% or more of its income or capital interests owned by U.S. persons or is engaged in the conduct of a U.S. trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. Payments of the proceeds of a sale of your notes effected through a U.S. office of a broker, will be subject to both U.S. backup withholding and information reporting unless you provide an IRS Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

We encourage you to consult your own tax advisor regarding application of backup withholding in your particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

Except as described below, based on interpretations of the SEC staff set forth in no-action letters issued to third parties, we believe that the new notes issued in exchange for old notes may be offered for resale, resold, and otherwise transferred by a holder without further registration under the Securities Act and without delivering a prospectus in connection with any resale of the new notes, provided that the holder:

•	is acquiring the new notes in the ordinary course of its business;

•	is not engaging nor intends to engage, and has no arrangement or understanding with any person to participate, in the distribution of the new notes; and

•	is not an “affiliate” of MetroPCS within the meaning of Rule 405 under the Securities Act.

Holders wishing to tender their old notes in the exchange offer must represent to us that these conditions have been met.

We, however, have not sought, and do not intend to seek, our own no-action letter and there can be no assurance that the SEC staff would make a similar determination with respect to our exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the new notes cannot rely on these interpretations by the SEC staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We and the subsidiary guarantors have agreed that, until the earlier of (i) the close of business 180 days after the expiration date of the exchange offer and (ii) the date on which all broker-dealers have sold all new notes held by them, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Until the earlier of (i) the close of business 180 days after the expiration date of the exchange offer and (ii) the date on which all broker-dealers have sold all new notes held by them, we and the subsidiary guarantors will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the new notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the issuance of the new notes covered by this prospectus will be passed upon by Andrews Kurth LLP, Houston, Texas.

EXPERTS

Our consolidated financial statements as of December 31, 2002 and 2001 and for the years then ended, included in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing herein.

Our consolidated financial statements for the year ended December 31, 2000, included in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report appearing herein.

In February 2002, we engaged PricewaterhouseCoopers LLP as independent accountants for the year ended December 31, 2001, replacing Arthur Andersen LLP. The decision to change independent public accountants was not the result of any disagreement with Arthur Andersen LLP on matters of accounting principles or practices, financial statement disclosure or auditing scope and procedure. Arthur Andersen LLP had audited our financial statements for the years ended December 31, 1998, 1999 and 2000. Financial statements for those periods have not been reviewed by our current auditors. On June 15, 2002, Arthur Andersen LLP was convicted of federal obstruction of justice arising from the government’s investigation of Enron Corp. and subsequently ceased operations. Accordingly, Arthur Andersen LLP has not consented to the inclusion of its report in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of its report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be included therein.

AVAILABLE INFORMATION

In connection with the commencement of the exchange offer, we will file with the SEC, to the extent such filings are accepted by the SEC, the annual reports, quarterly reports and other documents that we would be required to file if we were subject to the reporting requirements of the Exchange Act. We will also provide copies of such reports or other documents to the trustee for forwarding to the holders of the notes as described in “Description of Notes—Reports.”

Any materials filed with the SEC may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We expect that any materials filed by us with the SEC will be filed electronically.

IN DEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors

To the Board of Directors and Shareholders of

MetroPCS, Inc.:

In our opinion, the accompanying consolidated balance sheets as of December 31, 2002 and 2001 and the related consolidated statements of operations, of stockholders’ equity (deficit) and of cash flows, present fairly, in all material respects, the financial position of MetroPCS, Inc. (a Delaware Corporation) and its subsidiaries (the “Company”) for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of the Company for the year ended December 31, 2000 were audited by other accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated July 25, 2001.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas

June 3, 2003, except for Note 17

which is as of December 11, 2003

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

Report of Independent Public Accountants

To the Board of Directors and Stockholders of

MetroPCS, Inc.:

We have audited the accompanying consolidated balance sheets of MetroPCS, Inc. (a Delaware corporation in the development stage) and subsidiaries (the “Company”), as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2000, and for the period from inception (June 24, 1994), through December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MetroPCS, Inc. and subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, and for the period from inception (June 24, 1994), through December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/    Arthur Andersen LLP

Dallas, Texas,

July 25, 2001 (except with respect to the matter

discussed in the seventh paragraph of Note 19 as to

which the date is August 31, 2001)

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Consolidated Balance Sheets—December 31, 2001 and 2002

(In Thousands, Except Share Information)

	2001	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$42,668	$61,717
Prepaid expenses	2,056	4,839
Inventory	6,037	13,546
Accounts receivable (net of allowance of $0 and $383 at December 31, 2001 and 2002, respectively)	—	5,241
Deferred charges	—	7,910
Other current assets	488	3,073
Current deferred tax asset	—	13,330

Total current assets	51,249	109,656

Restricted cash and investments	1,552	2,180
PCS licenses	100,958	90,619
Microwave relocation costs	693	6,932
Deposits	99	167
Other assets	—	8
Property and equipment, net	169,459	353,360

Total assets	$324,010	$562,922

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$59,073	$89,829
Advance from third party	145,000	—
Other current liabilities	—	5,508
Deferred revenue	—	14,375
Current maturities of long-term debt	—	9,499

Total current liabilities	204,073	119,211

Long-term debt, net	48,548	41,351
Deferred tax liabilities	—	23,424
Long-term deferred revenue	—	3,585
Other long-term liabilities	949	4,587

Total liabilities	253,570	192,158

COMMITMENTS AND CONTINGENCIES (See Note 8)
SERIES D CUMULATIVE CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED STOCK, par value $.0001 per share, 3,500,000 shares designated, 1,245,578 and 2,845,578 shares issued and outstanding at December 31, 2001 and 2002, respectively. Liquidation preference of $129,715 and $300,554 at December 31, 2001 and 2002, respectively	123,331	294,642
STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, par value $.0001 per share, 5,000,000 shares authorized, 3,500,000 of which have been designated as Series D Preferred Stock, no shares issued and outstanding at December 31, 2001 and 2002, respectively	—	—
Common stock, par value $.0001 per share—
Class A, 300 shares authorized, 180 shares issued and outstanding at December 31, 2001, and 2002, respectively	—	—
Class B, 60,000,000 shares authorized, 6,960,720 and 7,687,570 shares issued and outstanding at December 31, 2001 and 2002, respectively	1	1
Class C, 240,000,000 shares authorized, 65,126,354 and 65,158,854 shares issued and outstanding at December 31, 2001 and 2002, respectively	7	7
Additional paid-in capital	99,114	88,771
Subscriptions receivable	(36)	(86)
Deferred compensation	(2,573)	(2,234)
Retained deficit	(149,404)	(10,337)

Total stockholders’ equity (deficit)	(52,891)	76,122

Total liabilities and stockholders’ equity (deficit)	$324,010	$562,922

The accompanying notes are an integral part of these consolidated financial statements.

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Consolidated Statements of Operations

(In Thousands)

	Year Ended December 31,
	2000	2001	2002
REVENUES:
Service revenues	$—	$—	$102,137
Equipment revenues	—	—	23,458

Total revenues	—	—	125,595
OPERATING EXPENSES:
Cost of service (excluding depreciation included below)	—	—	61,881
Cost of equipment	—	—	100,651
Selling, general and administrative expenses	4,633	29,418	56,630
Depreciation and amortization	3	208	21,394
Gain on sale of spectrum	—	—	(278,956)

Total operating expenses	4,636	29,626	(38,400)

INCOME (LOSS) FROM OPERATIONS	(4,636)	(29,626)	163,995

OTHER (INCOME) EXPENSE:
Interest expense	16,142	10,491	6,805
Interest income	(169)	(2,046)	(964)
Loss on extinguishment of debt	—	7,109	—

Total other expense	15,973	15,554	5,841

INCOME (LOSS) BEFORE INCOME TAXES	(20,609)	(45,180)	158,154
Provision for income taxes	—	—	(19,087)

NET INCOME (LOSS)	(20,609)	(45,180)	139,067
ACCRUED DIVIDENDS ON SERIES C PREFERRED STOCK	(422)	—	—
ACCRUED DIVIDENDS ON SERIES D PREFERRED STOCK	(195)	(4,963)	(10,838)

NET INCOME (LOSS) APPLICABLE TO COMMON STOCK	$(21,226)	$(50,143)	$128,229

The accompanying notes are an integral part of these consolidated financial statements.

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Consolidated Statements of Stockholders’ Equity (Deficit)

(In Thousands, Except Share Information)

	Common Stock		Additional Paid-In Capital	Subscriptions Receivable	Deferred Compensation	Retained Deficit	Total
	Number of Shares	Amount
BALANCE, December 31, 1999	43,698,240	$4	$97,016	$(18)	$(2,493)	$(82,998)	$11,511
Exercise of Class B Common Stock Options	237,000	—	27	(22)	—	—	5
Exercise of Class C Common Stock Warrants	10,415,880	1	1	—	—	—	2
Conversion of 2008 Subordinated Convertible Notes and accrued interest	3,494,760	—	3,553	—	—	—	3,553
Conversion of 2009 Subordinated Convertible Notes and accrued interest	5,423,940	1	6,111	—	—	—	6,112
Conversion of Series C Preferred Stock and accrued dividends	3,613,380	1	6,022	—	—	—	6,023
Accrued interest on subscription receivable	—	—	2	(2)	—	—	—
Payment of subscription receivable	—	—	—	9	—	—	9
Amortization deferred compensation expense	—	—	—	—	1,002	—	1,002
Accrued dividends on Series C Preferred Stock	—	—	—	—	—	(422)	(422)
Accrued dividends on Series D Preferred Stock	—	—	—	—	—	(195)	(195)
Net Loss	—	—	—	—	—	(20,609)	(20,609)

BALANCE, December 31, 2000	66,883,200	7	112,732	(33)	(1,491)	(104,224)	6,991
Exercise of Class C Common Stock Warrants	5,103,720	1	16	—	—	—	17
Exercise of Class C Common Stock Options	100,334	—	236	—	—	—	236
Accrued interest on subscription receivable	—	—	3	(3)	—	—	—
Deferred compensation	—	—	2,537	—	(2,537)	—	—
Amortization of deferred compensation expense	—	—	—	—	1,455	—	1,455
Accretion of costs to issue Series D Preferred	—	—	(494)	—	—	—	(494)
Accrued dividends on Series D Preferred Stock	—	—	(4,963)	—	—	—	(4,963)
Issuance of contingent Class C Stock Warrants	—	—	3,000	—	—	—	3,000
Redemption of Class C Common Stock Warrants	—	—	(13,953)	—	—	—	(13,953)
Net Loss	—	—	—	—	—	(45,180)	(45,180)

BALANCE, December 31, 2001	72,087,254	8	99,114	(36)	(2,573)	(149,404)	(52,891)
Exercise of Class B Common Stock Options	726,850	—	112	(46)	—	—	66
Exercise of Class C Common Stock Options	32,500	—	76	—	—	—	76
Accrued interest on subscription receivable	—	—	4	(4)	—	—	—
Deferred compensation	—	—	776	—	(776)	—	—
Amortization of deferred compensation expense	—	—	—	—	1,115	—	1,115
Accretion of costs to issue Series D Preferred	—	—	(473)	—	—	—	(473)
Accrued dividends on Series D Preferred Stock	—	—	(10,838)	—	—	—	(10,838)
Net Income	—	—	—	—	—	139,067	139,067

BALANCE, December 31, 2002	72,846,604	$8	$88,771	$(86)	$(2,234)	$(10,337)	$76,122

The accompanying notes are an integral part of these consolidated financial statements.

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31,
	2000	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(20,609)	$(45,180)	$139,067
Adjustments to reconcile net income (loss) to net cash used in operating activities—
Loss on impairment of plant and equipment	987	—	—
Loss on extinguishment of debt	—	7,109	—
Gain on sale of spectrum	—	—	(278,956)
Depreciation and amortization	3	208	21,394
Interest expense	5,506	3,882	3,028
Bad debt expense	—	—	381
Amortization of deferred compensation	1,002	1,455	1,115
Deferred rents	—	949	1,853
Deferred taxes	—	—	10,094
Equity based compensation	220	—	—
Changes in assets and liabilities—
Prepaid expenses	(5)	(2,509)	(2,783)
Deferred charges and other current assets	—	(27)	(10,446)
Accounts receivable	—	—	(5,622)
Deposits	—	(99)	(68)
Inventory	—	(6,037)	(7,509)
Accounts payable, accrued expenses and deferred revenue	3,433	7,848	63,929

Net cash used in operating activities	(9,463)	(32,401)	(64,523)

CASH FLOWS FROM INVESTING ACTIVITIES:
Issuance of notes receivable	(15,000)	—	—
Collection of notes receivable	—	15,000	—
Purchase of investments	—	(1,520)	(1,912)
Proceeds from sale of investments	—	—	1,297
Proceeds from sale of Spectrum	—	—	286,242
Proceeds from advance on sale of Spectrum	—	145,000	—
Repayment of advance on sale of Spectrum	—	—	(145,000)
Microwave relocation	—	(693)	(1,806)
Purchase of other assets	—	—	(10)
Purchase of property and equipment	(93)	(133,604)	(212,305)

Net cash provided by (used in) investing activities	(15,093)	24,183	(73,494)

CASH FLOWS FROM FINANCING ACTIVITIES:
Book overdraft	—	6,660	(2,776)
Proceeds from issuance of notes	7,764	—	—
Repayment of notes	—	(39,446)	(251)
Proceeds from issuance of warrants	2	16	—
Proceeds from sale of Series D Preferred Stock, net of issuance cost	23,235	88,194	159,951
Proceeds from subscriptions receivable	9	—	—
Proceeds from exercise of stock options	5	236	142
Repurchase of warrants	—	(13,952)	—

Net cash provided by financing activities	31,015	41,708	157,066

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,459	33,490	19,049
CASH AND CASH EQUIVALENTS, beginning of period	2,719	9,178	42,668

CASH AND CASH EQUIVALENTS, end of period	$9,178	$42,668	$61,717

The accompanying notes are an integral part of these financial statements.

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements

1.    Organization, Nature of Business, Liquidity and Business Risk:

MetroPCS, Inc. (“MetroPCS”), a Delaware corporation, together with its wholly owned subsidiaries (the “Company”), is a wireless communications carrier that offers digital wireless service in the metropolitan areas of Atlanta, Miami, San Francisco and Sacramento. The Company initiated the commercial launch of its first market in January 2002 and was in the development stage for 2000 and 2001.

The Company’s success will be affected by, among other things, the problems, expenses, difficulties, complications, and delays encountered with the formation of any new business, the development of network infrastructure, the introduction of a new range of service offerings on a commercial basis, and the competitive environment in which the Company intends to operate. Expenses are expected to exceed revenues in each location that the Company will offer service until a sufficient customer base is established.

To address these risks, the Company must, among other things, establish acceptance of its products and services, respond to competitors, and continue to attract, retain, and motivate qualified personnel. Although management believes that the Company will be able to successfully mitigate these risks, there is no assurance that the Company will be able to do so or that the Company will ever operate profitably. Management believes that the necessary funds have been obtained to meet the Company’s funding requirements.

The Company’s PCS licenses are subject to FCC ownership restrictions including, but not limited to, complying with the FCC-mandated minimum build-out schedule. The Company has built out its system to exceed the FCC-mandated minimum build-out schedule and, in March 2002, the FCC acknowledged that the Company had compiled with the five-year build-out requirement.

2.    Summary of Significant Accounting Policies:

Consolidation

The accompanying consolidated financial statements include the accounts of MetroPCS and its wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated.

Operating Segment

The Company manages the business as one reportable business segment, wireless voice services and products.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. The most significant of such estimates include:

•	likelihood of realizing benefits associated with temporary differences giving rise to deferred tax assets;

•	estimated useful life of assets;

•	impairment of long-lived assets;

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements—(Continued)

•	allowance for uncollectible accounts; and

•	estimated customer life in terms of amortization of deferred revenue.

Reclassifications

During 2002, the Company adopted SFAS No. 145, “Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections as of April 2002.” This standard requires the reclassification of all losses on the extinguishment of debt that were presented in prior periods as extraordinary items to components of income or loss from operations when such losses did not satisfy the criteria of APB 30.

Certain reclassifications have been made to prior year balances to conform to the current year presentation. These reclassifications had no effect on the results of operations or stockholders’ equity as previously reported.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company includes as cash and cash equivalents (i) cash on hand, (ii) cash in bank accounts, and (iii) investments in money market funds.

Restricted Cash and Investments

Restricted cash and investments consists of money market instruments and short-term investments. Short-term investments held to maturity are stated at cost plus accrued interest, which approximates market, mature within twelve months and are comprised primarily of federal home loan mortgage notes, all denominated in U.S. dollars. In general, these investments are pledged as collateral against letters of credit used as security for payment obligations. For purposes of the consolidated statement of cash flows, the Company does not consider restricted cash and investments to be cash equivalents.

Property and Equipment, Net

	December 31,
	2001	2002
	(in thousands)
Construction-in-progress	$167,142	$30,602
Network infrastructure	—	333,966
Office equipment	874	2,918
Furniture and fixtures	665	1,248
Leasehold improvements	605	5,043
Other assets	398	1,200

	169,684	374,977
Accumulated depreciation	225	21,617

Property and equipment, net	$169,459	$353,360

Property and equipment are stated at cost. Additions and improvements are capitalized, while expenditures that do not enhance or extend the asset’s useful life are charged to operating expenses as incurred. When the Company sells, disposes of or retires property and equipment, the related gains or losses are included in operating results. Depreciation is applied using the straight-line method over the estimated useful lives of the

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements—(Continued)

assets once the assets are placed in service, which are five to 15 years for network infrastructure assets, three to seven years for equipment, which include furniture and fixtures, and three years for computer equipment. Leasehold improvements are amortized over the term of the respective leases. Maintenance and repair costs are charged to expense as incurred. The Company follows the provisions of the Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost,” with respect to its PCS licenses and the related construction of its network. The Company has not capitalized any interest expense through December 31, 2002.

Revenues and Cost of Revenues

Wireless services are provided on a month-to-month basis and are paid in advance. The Company charges a fee for the initial activation of service that is amortized over the estimated life of the Company’s customer which is currently 25 months. Revenues from wireless services are recognized as services are rendered. Amounts received in advance are recorded as deferred revenue. Cost of service generally includes direct costs of operating the Company’s networks.

Equipment revenues arise from the sale of handsets and accessories. Revenues and related costs from the sale of handsets are recognized when service is activated by customers. Revenues and related costs from the sale of accessories are recognized at the point of sale. The costs of handsets and accessories sold are recorded in cost of equipment. Handsets sold to third-party resellers are included in deferred charges until they are sold to and activated by customers. Amounts due from third-party resellers for handsets are recorded as deferred revenue upon shipment by the Company and are recognized as equipment revenues when service is activated by customers.

Sales incentives offered without charge to customers related to the sale of handsets are recognized as a reduction of revenue when the related equipment revenue is recognized. Customers have the right to return handsets within a specified time or usage, whichever occurs first. The Company records an estimate for returns at the time of recognizing revenue.

Software Costs

In accordance with Statement of Position (“SOP”) 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use,” certain costs related to the development or purchase of internal-use software are capitalized and amortized over the estimated useful life of the software. In 2001 and 2002, the Company capitalized approximately $0.4 million and $0.3 million, respectively, of software costs under SOP 98-1, that are being amortized over a three-year life. The Company amortized computer software costs of approximately $43,000 and $221,000 for the years ended December 31, 2001 and 2002, respectively. The Company had no capitalized software costs prior to 2001.

PCS Licenses and Microwave Relocation Costs

The Company acquired licenses from the FCC to operate as a PCS service provider. Additionally, the Company incurred costs related to microwave relocation in constructing its PCS network. The licenses and microwave relocations are recorded at cost adjusted for impairment. The licenses and microwave locations were not placed into service prior to 2002. Although PCS licenses are issued with a stated term, generally 10 years, the renewal of PCS licenses is generally a routine matter involving a nominal fee and the Company has determined that no legal, regulatory, contractual, competitive, economic, or other factors currently exist that limit the useful life of its PCS licenses. As such, under the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company does not amortize licensing and microwave relocation costs as they are considered to have

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements—(Continued)

indefinite lives. The Company is required to test other indefinite-life intangible assets, consisting of PCS licenses and microwave relocation costs, for impairment on an annual basis based upon a fair value approach. Other indefinite-life intangible assets must be tested between annual tests if events or changes in circumstances indicate that the asset might be impaired. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in an entity’s market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred. Advertising costs totaled $0.2 million and $14.3 million during the years ended December 31, 2001 and 2002, respectively. The Company had no advertising and promotion costs prior to 2001.

Inventory

Inventories are stated principally at average cost or market, if lower. Inventory consists of handsets and accessories for sale to customers and indirect retailers.

Income Taxes

The Company presents income taxes pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 uses an asset and liability approach to account for income taxes, wherein deferred taxes are provided for book and tax basis differences for assets and liabilities. In the event differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities result in deferred tax assets, an allowance is provided for a portion or all of the deferred tax assets when there is sufficient uncertainty regarding the Company’s ability to recognize the benefits of the assets in future years. See Note 13.

Stock Based Compensation

As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company measures compensation expense for its stock-based employee compensation plans, described further in Note 12, using the intrinsic value method prescribed by the Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” The Company has adopted the disclosure-only provisions of SFAS No. 123. The following table illustrates the effect on net (loss) income available to common shareholders and earnings if the Company had elected to recognize compensation costs based on the fair value at the date of grant for the Company’s common stock awards consistent with the provisions of SFAS No. 123 (see Note 12 for assumptions used in the fair value method):

	2000	2001	2002
	(in thousands)
Net income (loss) applicable to common stock—As reported	$(21,226)	$(50,143)	$128,229
Add: Amortization of deferred compensation determined under the intrinsic method for employee stock awards, net of tax	661	880	675
Less: Total stock-based employee compensation expense determined under the fair value method for employee stock awards, net of tax	1,661	2,016	2,419

Net income (loss) applicable to common stock—Pro forma	$(22,226)	$(51,279)	$126,485

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements—(Continued)

Effects of Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period that it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company has leases related to cell and switch sites, retail, and administrative locations subject to the provisions of SFAS No. 143. The adoption of SFAS No. 143 is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan. This statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the provisions of SFAS No. 146 to have a material effect on the Company’s financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123.” SFAS No. 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for an entity that chooses to change to the fair-value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that statement to require prominent disclosure about the effects that accounting for stock-based employee compensation using the fair-value-based method would have on reported net income and earnings per share and to require prominent disclosure about the entity’s accounting policy decisions with respect to stock-based employee compensation. Certain of the disclosure requirements are required for all companies, regardless of whether the fair value method or intrinsic value method is used to account for stock-based employee compensation arrangements. The Company accounts for its employee incentive stock option plans using the intrinsic value method in accordance with the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” as permitted by SFAS No. 123. The amendments to SFAS No. 123 are effective for financial statements for fiscal years ended after December 15, 2002 and for interim periods beginning after December 15, 2002. The adoption of the disclosure requirements of SFAS No. 148 did not have a material effect on the Company’s financial position, results of operations or cash flows.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (Interpretation No. 45).” This interpretation expands on the existing accounting guidance and disclosure requirements for most guarantees. It requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The provisions for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the provisions of Interpretation No. 45 to have a material effect on the Company’s financial position, results of operations or cash flows.

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements—(Continued)

In November 2002, the EITF reached consensus on EITF No. 02-16, “Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor.” This consensus establishes that cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer’s statement of operations. This presumption is overcome when the consideration is either a reimbursement of costs incurred by the customer to sell the vendor’s products, in which case it should be characterized as a reduction of that cost, or a payment for assets or services delivered to the vendor, in which case it should be characterized as revenue. The Company does not expect the provisions of EITF No. 02-16 to have a material effect on the Company’s financial position, results of operations or cash flows.

In November 2002, the EITF reached consensus on EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” This consensus requires that revenue arrangements with multiple deliverables be divided into separate units of accounting if the deliverables in the arrangement meet specific criteria. In addition, arrangement consideration must be allocated among the separate units of accounting based on their relative fair values, with certain limitations. The sale of wireless service with an accompanying handset constitutes a revenue arrangement with multiple deliverables. The Company will be required to adopt the provisions of this consensus for revenue arrangements entered into after June 30, 2003. The Company is currently evaluating whether it will elect to report the change in accounting as a cumulative-effect adjustment, or to apply it on a prospective basis. Additionally, the Company is currently assessing the impact of this consensus on its results of operations, financial position, and cash flows.

On January 17, 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. For public entities with VIEs created before February 1, 2003, the implementation and disclosure requirements of FIN 46 are effective no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. For VIEs created after January 31, 2003, the requirements are effective immediately. The Company does not expect the provisions of FIN 46 to have a material effect on the Company’s financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company is currently assessing the impact of this statement on its results of operations, financial position, and cash flows.

3.    PCS Licenses:

PCS licenses represent the 14 C-Block PCS licenses acquired by the Company in the FCC auction in May 1996.

In February 2002, the Company consummated the sale of 10Mhz of a single 30Mhz PCS license for cash consideration of $286.2 million, $145.0 million of which was paid in advance of the sale in 2001, plus the assumption by the purchaser of $3.8 million in FCC debt resulting in a gain of $279.0 million and in the reduction of the PCS license carrying value at December 31, 2002.

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements—(Continued)

The grant of the licenses by the FCC subjects the Company to certain FCC ownership restrictions. Should the Company fail to qualify under such ownership restrictions, the PCS licenses may be subject to FCC revocation provisions. Management believes that the Company currently complies and will continue to comply with such restrictions. All licenses granted will expire ten years from the date of grant; however, FCC rules provide for renewal provisions. Such renewals are granted routinely without substantial cost.

4.    Accounts Payable and Accrued Expenses:

Accounts payable and accrued expenses consisted of the following (in thousands):

	December 31,
	2001	2002
Accounts payable	$6,837	$18,552
Book overdraft	6,660	3,884
Accrued property and equipment	35,965	28,953
Accrued liabilities	5,336	4,375
Payroll and employee benefits	2,633	4,313
Taxes, other than income	1,642	20,759
Taxes payable	—	8,993

Accounts payable and accrued expenses	$59,073	$89,829

5.    Long-Term Debt:

Long-term debt consisted of the following at December 31 (in thousands):

	2001	2002
FCC notes	$60,000	$56,242
Microwave clearing obligations	—	2,397

Total face-value debt	60,000	58,639
Less—Original issue discount	(11,452)	(7,789)

Total debt	48,548	50,850
Less—Current maturities	—	(9,499)

Total long-term debt	$48,548	$41,351

Maturities of the principal amount of long-term debt at face value are as follows (in thousands):

For the Year Ending December 31,
2003	$9,499
2004	13,362
2005	14,252
2006	15,201
2007	3,956
Thereafter	2,369

Total	$58,639

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements—(Continued)

The FCC Notes mature in January 2007, bear 6.5% interest per annum and are payable quarterly with interest only until April 2003 and principal and interest thereafter until maturity. The FCC notes are secured by a first priority interest in the PCS licenses.

Based on an estimated fair market borrowing rate of 14% at time of issuance, the FCC notes are recorded on the Company’s financial statements at December 31, 2001 and 2002, at the discounted value of $48.5 million and $48.5 million, respectively. The discount of $11.5 million and $7.8 million at December 31, 2001 and 2002, respectively, is amortized using the effective interest method over the term of the debt. Amortization of the original issue discount resulted in additional interest expense of $2.7 million and $3.0 million for the years ended December 31, 2001 and 2002, respectively. In February, 2002, $3.8 million in face value of FCC notes were assumed by the purchaser of 10 MHz of spectrum of a single 30 MHz license.

In the event that the Company becomes unable to meet its obligations under an individual FCC note or otherwise violates regulations applicable to holders of PCS licenses, the FCC could take a variety of actions, including requiring immediate repayment of amounts due under that individual FCC note, the revocation of the PCS license related to that FCC note, and fining the Company an amount equal to the difference between the price at which the Company acquired the license and the amount of the winning bid at a subsequent auction of that license, plus an additional penalty of 3% of the lesser of the subsequent winning bid and the Company’s bid amount.

As provided by FCC regulations, the Company has opted to execute notes with the various carriers to whom it owes a microwave cost sharing liability. The Company has remitted a 10% down payment upon presentation of the supported costs by the carrier and has executed notes with the carriers for the same terms as the FCC notes which mature in 10 years from inception.

In October 1998, the Company sold $30.0 million of Senior Notes due October 2006 to Lucent (the “Lucent Senior Notes”) and warrants to purchase $6.0 million of Class C Common Stock (the “Warrants”), which were exercisable upon grant. In addition, the Company issued contingent warrants (the “Contingent Warrants”) to purchase $3.0 million of Class C Common Stock, which were contingent upon the Company not repaying the Lucent Senior Notes before February 2001. The Contingent Warrants to purchase $3.0 million of Class C Common Stock became exercisable in February 2001, and were recorded as additional $3.0 million in original issue discount. During 2000, Lucent and the Company amended the Lucent Senior Notes and increased the amount outstanding by $3.6 million for interest payments that were deferred. The Lucent Senior Notes were recorded on the Company’s financial statements at December 31, 2000 at the accreted value of $34.5 million. The original issue discount of $1.3 million at December 31, 2000 was amortized using an effective interest rate of 16.85%, which resulted in additional interest expense of $2.1 million and $0.6 million during 2000 and 2001, respectively. The Lucent Senior Notes bore interest at a variable rate equal to either (a) LIBOR plus an applicable margin or (b) a base rate (defined as the higher of the prime rate or the federal funds rate plus 0.5%) plus an applicable margin, which was payable quarterly, and was secured by substantially all assets of the Company. The weighted average interest in effect for the period ended December 31, 2000 and 2001 with respect to the Lucent Senior Notes was 10.91% and 9.73%, respectively.

In October 1998, the Company entered into an Unsecured Creditors’ Credit Agreement with Lucent to fund up to $18 million of the unsecured creditors’ fund, as defined, in the Company’s plan of reorganization under the United States Bankruptcy Code. The Unsecured Creditors’ Credit Agreement provided for payment of fees for the undrawn amount of the commitment and for interest to be paid quarterly on amounts funded under the agreement at a rate which is the greater of (a) the prime rate in effect on any day or (b) the federal funds effective rate plus one-half of 1%, plus an applicable margin which escalated quarterly. As part of the Unsecured

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements—(Continued)

Creditors’ Credit Agreement, the Company issued warrants to purchase 1,371,180 shares of Class C Common Stock at an exercise price of approximately $0.02 per share. Lucent was entitled to exercise these warrants at any time prior to October 8, 2008. The fair value of these warrants at the time of issuance, $2.3 million, and an initial commitment fee of $0.7 million was recorded as debt issuance cost and was amortized over the term of the Unsecured Creditors’ Credit Agreement. In February 2001, the Unsecured Creditors’ Credit Agreement was terminated by the Company and the remaining debt issuance cost was expensed because such cost had no future benefit. Amortization of debt issuance cost resulted in interest expense of $1.1 million for the year ended December 31, 2000.

In addition, in February 1999, Lucent agreed to purchase an additional series of notes (“Fast Start Notes”) for up to $5.0 million to fund the preliminary design of the PCS Network. The Fast Start Notes were due in April 2001 and included interest at the prime rate plus an applicable margin. The weighted average interest in effect for the period ended December 31, 2000 and 2001, with respect to the Fast Start Notes was 12.73% and 12.6%, respectively. The Fast Start Notes were repaid in March 2001.

In September 2001, the Company paid Lucent $13.9 million to settle the Warrants, Contingent Warrants and the 1,371,180 warrants associated with the Unsecured Creditors’ Credit Agreement and $39.8 million to settle the Lucent Senior Notes and other liabilities.

The carrying amount of the Company’s debt approximates fair value at December 31, 2001 and 2002 based on the Company’s estimate of interest rates that would be obtained for new debt with similar terms.

6.    Securities Purchase Agreement:

In July 2000, the Company executed a Securities Purchase Agreement, which was subsequently amended (as amended, the “SPA”). Under the SPA, the Company sold Series D Cumulative Convertible Redeemable Participating Preferred Stock (“Series D Preferred Stock”) (see Note 9). In January 2001, the Company received $350.0 million in commitments to purchase Series D Preferred Stock. In March 2001, all conditions regarding the purchasers’ ability to rescind their commitment had been met. If the commitments are not drawn by the Company by November 2003, the commitments terminate.

7.    Concentrations:

The Company purchases a substantial portion of its wireless infrastructure equipment and handset equipment from only a few major suppliers. Further, the Company relies on one key vendor in each of the following areas: billing services, customer care, handset logistics and payroll processing. Loss of any of these suppliers could adversely affect operations temporarily until a comparable substitute could be found.

Local and long-distance telephone and other companies provide certain communication services to the Company. Disruption of these services could adversely affect operations in the short term until an alternative telecommunication provider was found.

The Company does not have a concentration of available sources of labor or services, nor does the Company have any significant concentration of business transacted with a particular customer, that could, if suddenly eliminated, severely affect operations.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the diversity of the Company’s indirect retailer base.

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements—(Continued)

8.    Commitments and Contingencies:

Until April 2005, the Company may be required to share radio frequency spectrum with existing fixed microwave licensees operating on the same spectrum as the Company’s. To the extent that the Company’s PCS operations interfere with those of existing microwave licensees, the Company will be required to pay for the relocation of the existing microwave station paths to alternate spectrum locations or transmission technologies. The FCC adopted a transition plan to move those microwave users to different locations on the spectrum. The FCC also adopted a cost sharing plan, so that if the relocation of a microwave user benefits more than one PCS licensee, all benefiting PCS licensees are required to share the relocation costs. After the expiration of the FCC-mandated transition and cost sharing plans in April, 2005, any remaining microwave user operating in the PCS spectrum must relocate if it interferes with a PCS licensee’s operations, and it will be responsible for its own relocation costs. The Company does not believe the costs to relocate existing microwave station paths to alternate spectrum locations or transmission technologies will be material to the Company’s financial position or results of operations.

The Company has entered into non-cancelable operating lease agreements to lease facilities, certain equipment and sites for towers and antennas required for the operation of its wireless networks. Future minimum rental payments required for all non-cancelable operating leases at December 31, 2002 are as follows (in thousands):

Year Ending December 31:
2003	$19,788
2004	20,283
2005	20,901
2006	19,524
2007	12,812
Thereafter	62,831

Total	$156,139

Total rent expense for the years ended December 31, 2000, 2001 and 2002 was $0.1 million, $6.4 million and $22.8 million, respectively.

In May 2001, the Company entered into a purchase commitment with Lucent for the purchase of personal communication services systems totaling $161.0 million: $86.9 million, $46.1 million and $28.0 million to be purchased for the years ended December 31, 2001, 2002 and 2003, respectively. At December 31, 2002, the Company had no outstanding commitments on this agreement.

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. The ultimate disposition of these matters is not expected to have a material adverse impact on the Company’s financial position, results of operations or liquidity.

9.    Series D Cumulative Convertible Redeemable Participating Preferred Stock:

In November 2000, in connection with the SPA (see Note 6), the Company sold $23.2 million of its Series D Cumulative Convertible Participating Preferred Stock (“Series D Preferred Stock”), net of issuance costs of $1.9 million. Additionally, all principal and accrued interest totaling $5.1 million on the Company’s

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements—(Continued)

2002 Subordinated Convertible Notes were converted into Series D Preferred Stock. Dividends accrue at an annual rate of 6% of the liquidation value of $100 per share on the Series D Preferred Stock. Dividends of $0.2 million, $5.0 million and $10.8 million were accrued for the years ended December 31, 2000, 2001 and 2002, respectively, and are included in the Series D Preferred Stock balance.

Each share of Series D Preferred Stock is converted into Class C Common Stock upon the event of (i) the completion of a qualified public offering, as defined in the agreement, (ii) the Company’s Class C Common Stock trades on a national securities exchange for a period of 30 consecutive trading dates above a price that implies a market valuation of the Series D Preferred Stock in excess of twice the initial purchase price of the Series D Preferred Stock, or (iii) 66 2/3% of holders of the Series D Preferred Stock provide written notice to the Company stating the Series D Preferred Stock is to be converted into Class C Common Stock. The Series D Preferred Stock is convertible into Class C Common Stock at $4.70 per share, which per share amount is subject to adjustment in accordance with the terms of the certificate of designations relating to the Series D Preferred Stock.

The Series D Preferred Stock contains a number of noncompliance events. Upon an occurrence of noncompliance, the holders of not less than 66 2/3% of the then outstanding shares of Series D Preferred Stock can request the Company to redeem the outstanding shares at an amount equal to the liquidation preference plus accrued but unpaid dividends. The Company is required to redeem all outstanding shares of Series D Preferred Stock on July 17, 2015, at the liquidation preference plus accrued but unpaid dividends.

The holders of Series D Preferred Stock, as a class with the holders of the Class C Common Stock, have the right to vote on all matters as if each share of Series D Preferred Stock had been converted into Class C Common Stock, except for the election of directors (see Note 10). The holders of Series D Preferred Stock, as a class, can nominate one member of the Board of Directors. Each share of Series D Preferred Stock is entitled to a liquidation preference equal to the sum of:

•	the per share liquidation value, plus

•	the greater of:

•	the amount of all accrued and unpaid dividends and distributions on such share, and

•	the amount that would have been paid in respect of such share had it been converted into Class C Common Stock immediately prior to the event that triggered payment of the liquidation preference.

10.    Capitalization:

Conversion of Debt

In December 1998, the Company sold $2.5 million of 2008 Subordinated Convertible Notes. The Company issued 1,730,400 warrants in conjunction with this transaction which were valued at $2.9 million, which is included in additional paid-in capital in the accompanying consolidated balance sheets. The exercise price of the warrants is approximately $0.02 per share. The warrants may be exercised at any time prior to the earlier of an initial public offering or October 8, 2008. At December 31, 2002, 793,620 warrants are outstanding. In connection with the sale of the 2009 Subordinated Convertible Notes (see below) the exercise price of certain warrants issued in connection with the 2008 Subordinated Convertible Notes was reduced to approximately $0.0002 per share. In November 2000, as a condition of the issuance of the Series D Preferred Stock, the holders of the 2008 Subordinated Convertible Notes elected to convert the principal amount of their notes plus accrued interest into 3,494,760 shares of Class C Common Stock of the Company.

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements—(Continued)

During 1999, the Company sold $5.4 million of 2009 Subordinated Convertible Notes. The Company issued 6,049,560 warrants in conjunction with this transaction which were valued at $3.4 million. The exercise price of the warrants is approximately $0.0002 per share. The warrants may be exercised at any time prior to the earlier of an initial public offering or July 15, 2009. At December 31, 2002, 2,957,700 warrants are outstanding. In November 2000, as a condition of the issuance of the Series D Preferred Stock, the holders of the 2009 Subordinated Convertible Notes elected to convert the principal amount of their notes plus accrued interest into 5,423,940 shares of Class C Common Stock of the Company. Amortization of original issue discount resulted in additional interest expense of $0.3 million during 2000.

During 2000, the Company sold $5.0 million of 2002 Subordinated Convertible Notes in connection with the SPA (see Note 6). The 2002 Subordinated Convertible Notes matured in 2002, and were convertible into shares of the Series D Preferred Stock of the Company at a conversion price of $100 per share. In November 2000, all principal amount plus accrued interest of the 2002 Subordinated Convertible Notes was converted into shares of the Series D Preferred Stock of the Company (see Note 6).

In September 2001, the Company executed a Termination and Release Agreement with Lucent whereby all amounts owed under the Lucent Senior Notes including interest, costs of counsel and indemnity amounts together with $6.0 million aggregate denomination of Class C Common Stock Warrants and $3.0 million aggregate denomination of Class C Common Stock Contingent Warrants issued pursuant to the Lucent Senior Notes and 1,371,180 Class C Common Stock Warrants issued pursuant to the Unsecured Creditors’ Credit Agreement were fully settled and terminated for cash consideration of $53.7 million. Approximately $39.8 million was allocated to the retirement of the Lucent Senior Notes resulting in a loss on the early extinguishment of debt of $7.1 million. The remaining $13.9 million was allocated to the repurchase of the warrants resulting in a reduction of paid-in capital.

Redemption

If, at any time, ownership of shares of Class C Common Stock by a holder would cause the Company to violate any FCC ownership requirements or restrictions, the Company may, at the option of the Board of Directors, redeem a number of shares of Class C Common Stock sufficient to eliminate such violation.

Conversion Rights

Each share of Class A and B Common Stock shall automatically be converted into one share of Class C Common Stock in January 2007 or such earlier date as may be determined by the Board of Directors. The Board of Directors may approve the conversion of shares of Class B Common Stock into shares of Class C Common Stock at any time following the consummation of an initial public offering of the Company’s capital stock.

Voting Rights

The holders of Class A Common Stock, as a class, have the right to (i) vote 50.1% of the Company’s voting interests on all matters and (ii) elect four (of seven) members of the Board of Directors. The holders of Class B Common Stock, as a class, have no voting rights. The holders of Class C Common Stock, as a class, have the right to (i) vote 49.9% of the Company’s voting interests on all matters and (ii) elect the remaining number of members of the Board of Directors (collectively, three of seven) as are from time-to-time set forth in the Company’s bylaws.

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements—(Continued)

11.    Employee Benefit Plan:

The Company sponsors a savings plan under Section 401(k) of the Internal Revenue Code for the majority of its employees. The plan allows employees to contribute a portion of their pretax income in accordance with specified guidelines. The Company does not match employee contributions but may make discretionary or profit-sharing contributions. The Company has made no contributions to the savings plan.

12.    Stock Option Plan:

The Company has a stock option plan (the “Option Plan”) under which it grants options to purchase Class B and Class C Common Stock. As of December 31, 2001 and 2002, the maximum number of shares reserved for the Option Plan was 19,740,000 shares and 24,643,000 shares, respectively. The Option Plan is administered by the Board of Directors. Vesting periods and terms for stock option grants are determined by the plan administrator. No option granted shall have a term in excess of fifteen years. Options granted during 2000, 2001 and 2002 have a vesting period of three to four years.

Options granted under the Option Plan are exercisable upon issuance. Shares received upon exercising options are restricted from sale based on a vesting schedule. In the event an option holder’s service with the Company is terminated, the Company may repurchase unvested shares issued under the Option Plan at the option exercise price.

Generally, the value of the options are determined by using a Black-Scholes pricing model that includes the following variables: 1) exercise price of the instrument, 2) fair market value of the underlying stock on date of grant, 3) contractual life, 4) estimated volatility and 5) the risk-free interest rate. The Company utilized the following weighted-average assumptions in estimating the fair value of the options grants in 2000, 2001 and 2002:

	2000	2001	2002
Dividend	0.00%	0.00%	0.00%
Expected volatility	62.76%	43.63%	60.67%
Risk-free interest rate	6.50%	4.60%	4.08%
Expected lives in years	15.00	5.00	5.00

Also disclosed are the weighted-average fair value and exercise price of options granted during the last three years:

	2000	2001	2002
Weighted-average fair value of options:
Granted at below market price	$2.63	$1.47	$1.73
Weighted-average exercise price of options:
Granted at below market price	$3.32	$2.35	$2.35

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements—(Continued)

A summary of the status of the Company’s Option Plan as of December 31, 2000, 2001 and 2002, and changes during the periods then ended, is presented in the table below:

	2000		2001		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	13,894,980	$0.12	15,538,980	$0.51	18,873,913	$0.64
Granted	1,881,000	3.32	3,816,133	2.35	1,551,950	2.35
Exercised	(237,000)	0.12	(100,334)	2.35	(759,350)	0.25
Forfeited	—	—	(380,866)	2.35	(552,850)	1.24

Outstanding, end of year	15,538,980	0.51	18,873,913	0.64	19,113,663	0.78

Options vested at year-end	10,696,500		12,497,739		14,939,324

Weighted-average fair value of options granted	$3.32		$2.88		$2.88

The following table summarizes information about fixed stock options outstanding at December 31, 2002:

	Options Outstanding			Options Vested
Exercise Price	Number of Shares	Weighted Average Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.12	12,817,380	9.2	$0.12	12,625,782	$0.12
$0.50	798,000	12.5	$0.50	482,125	$0.50
$2.35	5,498,283	8.6	$2.35	1,831,417	$2.35

During 2001, 100,334 options granted under the Option Plan were exercised for 100,334 shares of Class C Common Stock for an aggregate of $235,785.

During 2002, 759,350 options granted under the Option Plan were exercised for 726,850 shares of Class B Common Stock and 32,500 shares of Class C Common Stock for an aggregate of $188,487. Of these proceeds, $46,764 represents a promissory note from a former officer of the Company.

As of December 31, 2000, 2001, and 2002, options outstanding under the Option Plan have a weighted average remaining contractual life of 11.6, 10.3 and 9.1 years, respectively.

During 2000, 2001 and 2002, the Company has recognized deferred compensation of $1.0 million, $1.5 million and $1.1 million, respectively, which is the difference between the estimated fair value of the stock and the option grant price. The deferred compensation will be amortized over a period of four years.

The Black-Scholes model was not developed for use in valuing employee stock options, but was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, it requires the use of subjective assumptions including expectations of future dividends and stock price volatility. Such assumptions are only used for making the required fair value estimate and should not be considered as indicators of future dividend policy or stock price appreciation. Because changes in the subjective assumptions can materially affect the fair value estimate, and because employee stock options have characteristics significantly different from those of traded options, the use of the Black-Scholes option pricing model may provide a reliable estimate of the fair value of employee stock options.

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements—(Continued)

13.    Income Taxes:

The provision for taxes on income consists of the following:

	2000	2001	2002
Current:
Federal	$—	$—	$7,186
State	—	—	1,807

	—	—	8,993

Deferred:
Federal	—	—	8,325
State	—	—	1,769

	$—	$—	$10,094

Provision for income taxes	$—	$—	$19,087

Deferred taxes are provided for those items reported in different periods for income tax and financial reporting purposes. The Company’s significant deferred tax assets and liabilities and the changes in those assets and liabilities were as follows (in thousands):

	2001	Change	2002
Start-up costs capitalized for tax purposes	$19,383	$(11,949)	$7,434
Net operating loss carry forward	7,314	(7,314)	—
Net basis difference in PCS licenses	16,716	(1,832)	14,884
Revenue deferred for book purposes	—	6,426	6,426
Accrued interest expense	3,548	—	3,548
Allowance for doubtful accounts	—	2,786	2,786
Deferred rent expense	—	1,107	1,107
Deferred compensation	554	451	1,005
Accrued property tax	—	900	900
Accrued vacation	129	308	437
Depreciation	89	(42,273)	(42,184)
Costs deferred for book purposes	—	(3,360)	(3,360)
Amortization of original issue discount	(4,524)	1,447	(3,077)
Valuation allowance	(43,209)	43,209	—

	$—	$(10,094)	$(10,094)

At December 31, 2001, the Company had approximately $45 million of net operating loss carryforwards for federal income tax purposes, which expire beginning in 2019. In connection with the gain on sale of spectrum (see Note 3) the Company expects to fully utilize the net operating loss carryforward in 2002. In addition, the Company was able to take bonus depreciation for tax purposes, therefore creating a significant deferred tax liability. The reversal of the timing differences which gave rise to the deferred tax liability will allow the Company to benefit from the deferred tax assets. As such, the valuation allowance was released in 2002.

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements—(Continued)

A reconciliation of income taxes computed at the United States federal statutory income tax rate (35%) to the provision for income taxes reflected in the consolidated statements of operations for the years ended December 31, 2000, 2001 and 2002 is as follows (in thousands):

	2000	2001	2002
U.S. federal income tax (benefit) provision at statutory rate	$(7,213)	$(15,813)	$55,354
Increase (decrease) in income taxes resulting from:
State income taxes, net of federal income tax impact	(927)	(2,033)	7,117
Change in valuation allowance	7,637	16,128	(43,209)
Other	503	1,718	(175)

Provision for income taxes	$—	$—	$19,087

14.    Supplemental Cash Flow Information:

	Year Ended December 31,
	2000	2001	2002
	(in thousands)
Cash paid for interest	$7,834	$9,742	$3,805
Cash paid for income taxes	—	—	—

Non-cash investing and financing activities:

In 2000 the Company accrued dividends of $0.4 million related to the Series C Cumulative Convertible Redeemable Participating Preferred Stock.

In November 2000, the Company issued 3,494,760 shares of Class C Common Stock in exchange for the 2008 Subordinated Convertible Notes at accreted value including interest of $3.6 million.

The Company accrued dividends of $0.2 million, $5.0 million and $10.8 million related to the Series D Cumulative Convertible Redeemable Participating Preferred Stock for the years ended December 31, 2000, 2001 and 2002, respectively.

In November 2000, the Company issued 5,423,940 shares of Class C Common Stock in exchange for the 2009 Subordinated Convertible Notes at accreted value including accrued interest of $6.1 million.

In November 2000, the Company issued 50,993 shares of Series D Preferred Stock in exchange for $5.1 million of the 2002 Subordinated Notes plus accrued interest.

In November 2000, the Company issued 3,613,380 shares of Class C Common Stock for $6.0 million of the Series C Cumulative Convertible Redeemable Participating Preferred Stock and accrued dividends.

The Company accrued $36.0 million and $29.0 million of plant and equipment at December 31, 2001 and 2002, respectively.

The Company accrued $0 and $2.8 million of microwave relocation costs at December 31, 2001 and 2002, respectively.

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements—(Continued)

In 2002, the Company accepted a $47,000 promissory note for the exercise of 71,250 Class B Common Shares (see Note 15).

In 2002, the Company sold 10Mhz of spectrum in which $3.8 million of face value FCC debt was assumed by the purchaser (see Note 3).

At December 31, 2002, the Company accrued $49,000 for Series D Preferred Stock that was called but not received by year-end.

15.    Quarterly Results of Operations (Unaudited)

The following table summarizes the Company’s quarterly financial data for the two years ended December 31, 2002 and 2001, respectively:

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands)
Total revenues	$5,736	$22,421	$36,994	$60,442
Income/(loss) from operations	243,833	(32,139)	(25,213)	(22,482)
Income before extraordinary item and cumulative effect of a change in accounting principle	190,434	(20,334)	(16,205)	(14,828)
Net income	190,434	(20,334)	(16,205)	(14,828)

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands)
Total revenues	$—	$—	$—	$—
Loss from operations	(2,236)	(4,808)	(8,234)	(14,348)
Loss before extraordinary item and cumulative effect of a change in accounting principle	(5,147)	(7,037)	(17,742)	(15,254)
Net loss	(5,147)	(7,037)	(17,742)	(15,254)

16.    Related-Party Transactions:

Subscriptions receivable represent a promissory note from an officer of the Company in connection with the officer’s purchase of the Company’s capital stock, a promissory note from a former officer of the Company in connection with exercise of employee stock options, and promissory notes from certain employees of the Company in connection with the exercise of the employees’ stock options. All notes are full-recourse notes. The promissory notes bear interest at approximately 6.4% per annum and compound annually. The employees’ notes are due February 1, 2010 and are collateralized by the shares exercised. The officer’s promissory note is due November 30, 2007, and is collateralized by 11,660 shares of stock in another company. The former officer’s promissory note is due July 1, 2014, and is collateralized by 71,250 Class B Common Shares of the Company’s stock. The Company’s capital stock issued in connection with such promissory notes are reported as issued and outstanding in the accompanying financial statements in the amount of the related promissory note plus accrued interest. The promissory notes and the related accrued interest receivable are classified as subscriptions receivable and included as a reduction of stockholders’ equity in the accompanying consolidated financial statements.

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements—(Continued)

In November 2000, the Company issued a note receivable for $15 million to a related party. The note bore no interest and was repaid in January 2001.

The Company paid approximately $0, $0.3 million and $0.2 million for the years ended December 31, 2000, 2001 and 2002, respectively, to a firm for professional services, a partner of which is a director of the Company. The Company believes the terms were equivalent to those of unrelated parties.

The Company paid approximately $1.0 million, $1.3 million and $0.1 million for the years ended December 31, 2000, 2001 and 2002, respectively, to a firm for professional services, a partner of which is related to a Company officer. The Company believes the terms were equivalent to those of unrelated parties.

17. Subsequent Event

On September 29, 2003, MetroPCS completed the sale of $150.0 million of its 10¾% Senior Notes due 2011. The senior notes are guaranteed on a senior unsecured basis by all of the Company’s current and future domestic restricted subsidiaries, other than certain immaterial subsidiaries. MetroPCS has no independent assets or operations. The guarantees are full and unconditional and joint and several, and currently there are no subsidiaries of MetroPCS other than the subsidiary guarantors. The senior notes rank equally in right of payment with all of MetroPCS’s future senior unsecured indebtedness, and rank senior to all of MetroPCS’s future subordinated indebtedness. The senior notes are effectively subordinated, however, to MetroPCS’s existing and future secured indebtedness to the extent of the collateral securing such indebtedness. The guarantees of the senior notes rank equally with all of the guarantors’ future senior unsecured indebtedness, and rank senior to all of the guarantors’ future subordinated indebtedness. The guarantees will be effectively subordinated, however, to the guarantors’ existing and future secured indebtedness to the extent of the collateral securing such indebtedness. The net proceeds of the offering (after estimated expenses of $5.5 million, of which $0.6 million is included in accounts payable and accrued expenses) were approximately $144.5 million. The net proceeds will be used to further deploy the Company’s network and related infrastructure, as well as for general corporate purposes. The Company is subject to certain covenants set forth in the indenture governing the senior notes. The Company was in compliance with these covenants at September 30, 2003.

Report of Independent Auditors on

Consolidated Financial Statement Schedule

To the Board of Directors and Shareholders of

Metro PCS, Inc.:

Our audits of the consolidated financial statements referred to in our report dated June 3, 2003, except for Note 17 which is as of December 11, 2003, appearing in the Registration Statement on Form S-4 of MetroPCS, Inc. also included an audit of the consolidated financial statement schedule included in this Form S-4. In our opinion, this consolidated financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas

June 3, 2003

SCHEDULE II

MetroPCS, Inc.

Consolidated Valuation and Qualifying Accounts

For the Period December 31, 2000 through 2002

(in thousands)

Classification	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions		Balance At End of Period
December 31, 2000
Allowance for doubtful accounts	—	—	—	—		—
Deferred tax valuation	9,417	6,504	—	—		15,921

December 31, 2001
Allowance for doubtful accounts	—	—	—	—		—
Deferred tax valuation	15,921	27,288	—	—		43,209

December 31, 2002
Allowance for doubtful accounts	—	383	—	—		383
Deferred tax valuation	43,209	—	—	(43,209	)(1)	—

(1)	This amount represents the reversal of the valuation allowance as a result of the sale of the spectrum and the utilization of the NOL carryforward. See Note 13.

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Consolidated Balance Sheets

(In Thousands, Except Share Information)

	December 31, 2002	September 30, 2003
		(UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$61,717	$206,872
Prepaid expenses	4,839	6,442
Inventory	13,546	9,198
Accounts receivable (net of allowance of $383 and $970 at December 31, 2002 and September 30, 2003, respectively)	5,241	9,816
Deferred charges	7,910	4,274
Other current assets	3,073	5,574
Current deferred tax asset	13,330	16,774

Total current assets	109,656	258,950
Property and equipment, net	353,360	432,425
Restricted cash and investments	2,180	1,211
PCS licenses	90,619	90,619
Microwave relocation costs	6,932	9,825
Other assets	175	5,549

Total assets	$562,922	$798,579

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$89,829	$117,083
Other current liabilities	5,508	2,921
Deferred revenue	14,375	10,486
Current maturities of long-term debt	9,499	13,148

Total current liabilities	192,211	143,638
Long-term debt, net	41,351	185,174
Deferred tax liabilities	23,424	40,046
Long-term deferred revenue	3,585	2,542
Other long-term liabilities	4,587	6,489

Total liabilities	192,158	377,889
COMMITMENTS AND CONTINGENCIES (See Note 10)

SERIES D CUMULATIVE CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED STOCK, par value $.0001 per share, 3,500,000 shares designated, 2,845,578 and 3,145,578 shares issued and outstanding at December 31, 2002 and September 30, 2003, respectively.

Liquidation preference of $300,544 and $344,191, respectively.	294,642	338,633
STOCKHOLDERS’ EQUITY:
Preferred stock, par value $.0001 per share, 5,000,000 shares authorized, 3,500,000 of which have been designated as Series D Preferred Stock, no shares issued and outstanding at December 31, 2002 and September 30, 2003, respectively.	—	—
Common stock, par value $.0001 per share—
Class A, 300 shares authorized, 180 shares issued and outstanding at December 31, 2002 and September 30, 2003, respectively.	—	—
Class B, 60,000,000 shares authorized, 7,687,570 shares issued and outstanding at December 31, 2002 and September 30, 2003	1	1
Class C, 240,000,000 shares authorized, 65,158,854 shares and 65,169,271 shares issued and outstanding at December 31, 2002 and September 30, 2003, respectively.	7	7
Additional paid-in capital	88,771	79,888
Subscriptions receivable	(86)	(90)
Deferred compensation	(2,234)	(1,805)
Retained earnings (deficit)	(10,337)	4,056

Total stockholders’ equity	76,122	82,057

Total liabilities and stockholders’ equity	$562,922	$798,579

The accompanying notes are an integral part of these consolidated financial statements.

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Consolidated Statements of Operations

(In Thousands)

(UNAUDITED)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2002	2003	2002	2003
REVENUES:
Service revenues	$30,050	$95,812	$52,337	$262,346
Equipment revenues	6,944	21,040	12,815	61,554

Total revenues	36,994	116,852	65,152	323,900

OPERATING EXPENSES:
Cost of service (excluding depreciation included below)	15,820	30,328	40,347	83,138
Cost of equipment	25,589	36,015	66,548	110,167
Selling, general and administrative expenses	14,994	24,040	38,215	64,020
Depreciation and amortization	5,804	10,716	12,517	29,758
(Gain) loss on sale of assets	—	160	(278,956)	324

Total operating expenses	62,207	101,259	(121,329)	287,407

INCOME (LOSS) FROM OPERATIONS	(25,213)	15,593	186,481	36,493

OTHER (INCOME) EXPENSE:
Interest expense	1,726	1,725	5,100	5,200
Interest income	(192)	(153)	(793)	(418)
Gain on extinguishment of debt	—	(201)	—	(402)

Total other expense	1,534	1,371	4,307	4,380

INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECT ON CHANGE IN ACCOUNTING	(26,747)	14,222	182,174	32,113

(PROVISION)/BENEFIT FOR INCOME TAXES	10,542	(5,708)	(28,279)	(12,823)

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING	(16,205)	8,514	153,895	19,290

Cumulative effect of change in accounting, net of tax	—	—	—	(74)

NET INCOME (LOSS)	(16,205)	8,514	153,895	19,216

ACCRUED DIVIDENDS ON SERIES D PREFERRED STOCK	(2,989)	(4,824)	(6,857)	(13,636)

NET INCOME (LOSS) APPLICABLE TO COMMON STOCK	$(19,194)	$3,690	$147,038	$5,580

The accompanying notes are an integral part of these consolidated financial statements.

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Consolidated Statements of Cash Flows

(In Thousands)

(UNAUDITED)

	Nine Months Ended September 30,
	2002	2003
CASH FLOWS FROM OPERATING ACTIVIITES:
Net income	$153,895	$19,216
Adjustments to reconcile net income to net cash used in/provided by operating activities—
Cumulative effect of change in accounting	—	74
(Gain)/Loss on sale of assets	(278,956)	324
Gain on extinguishment of debt	—	(402)
Costs of abandoned cell sites	—	200
Depreciation and amortization	12,517	29,758
Accretion of asset retirement obligation	—	50
Amortization of discount on investments	—	(13)
Amortization of debt discount and issuance costs	2,177	2,293
Bad debt expense	757	1,440
Amortization of deferred compensation	829	684
Deferred rent	1,332	1,072
Deferred taxes	(28,279)	12,823
Changes in assets and liabilities—
Prepaid expenses	(2,066)	(1,603)
Inventory	(15,309)	4,348
Accounts receivable	(3,290)	(6,015)
Deferred charges and other current assets	(7,269)	1,137
Other assets	(78)	119
Accounts payable, accrued expenses & deferred revenue	95,280	456

Net cash provided by (used in) operating activities	(68,460)	65,961

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investments	(1,888)	(878)
Proceeds from sale of investments	1,297	1,860
Proceeds from sale of FCC License	286,242	—
Repayment of advance from sale of FCC License	(145,000)	—
Purchase of property and equipment	(177,446)	(94,801)

Net cash used in investing activities	(36,795)	(93,819)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in book overdraft	(3,123)	3,974
Repayment of notes	(251)	(6,070)
Proceeds from sale of Senior Notes, net of issuance cost	—	145,500
Payment of debt issuance costs on Senior Notes	—	(415)
Proceeds from sale of Series D Preferred Stock, net of issuance cost	99,959	30,000
Proceeds from exercise of stock options	90	24

Net cash provided by financing activities	96,675	173,013

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(8,580)	145,155

CASH AND CASH EQUIVALENTS, beginning of period	42,668	61,717

CASH AND CASH EQUIVALENTS, end of period	$34,088	$206,872

The accompanying notes are an integral part of these consolidated financial statements.

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements

(UNAUDITED)

1.    Basis of Presentation of Unaudited Interim Financial Statements:

The unaudited consolidated balance sheet as of September 30, 2003, the unaudited consolidated statements of operations for the three and nine months ended September 30, 2002 and 2003, the unaudited consolidated statements of cash flows for the nine months ended September 30, 2002, and 2003 and related footnotes have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America. The financial information presented should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2002. In the opinion of management, the interim data includes all normal and recurring adjustments necessary for a fair presentation of results for the interim periods. Operating results for the three and nine months ended September 30, 2003 are not necessarily indicative of results that may be expected for the year ending December 31, 2003.

Certain reclassifications have been made to prior period balances to conform to current period presentation.

2.    Organization and Business Operations:

MetroPCS, Inc., a Delaware corporation (“MetroPCS”), together with its wholly owned subsidiaries (collectively, the “Company”) is a wireless communications carrier that offers digital wireless service in the metropolitan areas of Atlanta, Miami, San Francisco and Sacramento. The Company initiated the commercial launch of its first market in January 2002 and was in the development stage for 2000 and 2001. The Company is headquarted in Dallas, Texas and has approximately 679 employees Company-wide as of September 30, 2003.

3.    Principles of Consolidation:

The unaudited consolidated financial statements include the accounts of MetroPCS and its wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated. The Company manages the business as one reportable business segment – wireless voice services and products.

4.    Summary of Significant Accounting Policies:

Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement provides accounting and reporting standards for costs associated with the retirement of long-lived assets. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

The Company is subject to asset retirement obligations associated with its cell site operating leases, which are subject to the provisions of SFAS No. 143. Cell site lease agreements may contain clauses requiring restoration of the leased site at the end of the lease term, creating an asset retirement obligation. Landlords may choose not to exercise these rights as cell sites are considered useful improvements. In addition to cell site operating leases, the Company has leases related to switch site, retail, and administrative locations subject to the provisions of SFAS No. 143.

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements – (Continued)

(UNAUDITED)

The adoption of SFAS No. 143 resulted in a January 1, 2003 cumulative effect adjustment to record a $74,000 increase in the carrying values of property and equipment with a corresponding increase in other long-term liabilities. The net effect was to record a loss of $74,000 as a cumulative effect adjustment resulting from a change in accounting principle in the Company’s consolidated statements of operations upon adoption on January 1, 2003.

The following pro forma data summarizes the Company’s net income (loss) as if the Company had adopted the provisions of SFAS No. 143 on January 1, 2002, including an associated pro forma asset retirement obligation on that date of $0.4 million:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
	(In thousands)
Net income (loss), as reported	$(16,205)	$8,514	$153,895	$19,216
Pro forma adjustments to reflect retroactive adoption of SFAS No. 143	—	—	(20)	74
Pro forma adjustments to reflect accretion expense	(11)	—	(34)	—
Pro forma adjustments to reflect depreciation expense	(2)	—	(7)	—

Pro forma net income (loss)	$(16,218)	$8,514	$153,834	$19,290

The following table summarizes the Company’s asset retirement obligation transactions recorded in accordance with the provisions of SFAS No. 143 during the three and nine months ended September 30, 2003:

	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003
	(In thousands)
Beginning asset retirement obligations	$851	$801
Liabilities incurred	—	—
Accretion expense	—	50

Ending asset retirement obligations	$851	$851

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements – (Continued)

(UNAUDITED)

Stock Based Compensation

As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by the Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” The Company has adopted the disclosure-only provisions of SFAS No. 123. The following table illustrates the effect on net (loss) income available to common shareholders if the Company had elected to recognize compensation costs based on the fair value at the date of grant for the Company’s common stock awards consistent with the provisions of SFAS No. 123.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
	(In thousands)
Net income (loss) applicable to common stock – As reported	$(19,194)	$3,690	$147,038	$5,580

Add: Amortization of deferred compensation determined under the intrinsic method for employee stock awards, net of tax	174	148	502	414

Less: Total stock-based employee compensation expense determined under the fair value method for employee stock awards, net of tax	(636)	(410)	(1,779)	(1,226)

Net income (loss) applicable to common stock – Pro forma	$(19,656)	$3,428	$145,761	$4,768

5.    Income Taxes:

At December 31, 2001, the Company had a full valuation allowance on its net deferred tax assets because of uncertainty regarding the Company’s ability to recognize the benefit of the asset in future years. Due to the gain recognized on the sale of spectrum (see Note 6), the Company utilized all federal net operating loss carry-forwards in 2002. In addition, the Company generated significant deferred tax liabilities during 2002 due to bonus tax depreciation. Due to these factors, during the period ended March 31, 2002, the Company released the entire valuation allowance on its net deferred tax assets. The 2002 annual effective rate was approximately 12% due to the release of the valuation allowance.

During the first nine months of 2003, the Company has incurred tax net operating losses primarily due to bonus tax depreciation. Tax losses generated during 2003 will first be carried back to offset 2002 taxable income and any remaining losses will be carried forward to offset future taxable income. The Company has not recorded a valuation allowance with respect to its deferred tax assets during the first nine months of 2003 as the Company expects to fully realize its deferred tax assets in the future. In addition, the reversal of the timing differences which gave rise to the deferred tax liability will allow the Company to benefit from the deferred tax assets. The Company expects its annual effective rate for 2003 to be approximately 39.5%.

6.    PCS Licenses:

Personal communications services (“PCS”) licenses represent the 14 C-Block PCS licenses acquired by the Company in an auction conducted by the U.S. Federal Communications Commission (“FCC”) in May 1996.

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements – (Continued)

(UNAUDITED)

In February 2002, the Company consummated the sale of 10Mhz of a single 30Mhz PCS license in exchange for $286.2 million in cash ($145.0 million of which was paid in advance of the sale in 2001) plus the purchaser’s assumption of $3.8 million in FCC debt. The sale resulted in a gain of $279.0 million and in the reduction of the PCS license carrying value at December 31, 2002.

The PCS licenses subject the Company to certain FCC ownership restrictions. Should the Company fail to qualify under such ownership restrictions, the PCS licenses may be subject to revocation by the FCC. Management believes that the Company currently complies and will continue to comply with such restrictions. All licenses granted will expire ten years from the date of grant; however, FCC rules provide for renewal.

7.    Property and Equipment:

Property and Equipment, Net

	December 31, 2002	September 30, 2003
	(In thousands)
Construction-in-progress	$30,602	$30,330
Network infrastructure	333,966	437,270
Office equipment	2,918	5,659
Furniture & fixtures	1,248	1,644
Leasehold improvements	5,043	7,647
Other assets	1,200	700

	374,977	483,250
Accumulated depreciation	21,617	50,825

Property and equipment, net	$353,360	$432,425

8.    Long-Term Debt:

Long-term debt consists of the following:

	December 31, 2002	September 30, 2003
	(In thousands)
FCC Notes	$56,242	$49,979
Senior Notes	—	150,000
Microwave clearing obligations	2,397	3,841

Total face-value debt	58,639	203,820
Less—Original issue discount	(7,789)	(5,498)

Total debt	50,850	198,322
Less—Current maturities	(9,499)	(13,148)

Total long-term debt	$41,351	$185,174

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements – (Continued)

(UNAUDITED)

The FCC notes mature in January 2007, bear 6.5% interest per annum and are payable quarterly with interest only until April 2003 and principal and interest thereafter until maturity. The FCC notes are secured by a first priority interest in the PCS licenses.

Based on an estimated fair market borrowing rate of 14% at time of issuance, the FCC notes are recorded on the Company’s financial statements at September 30, 2003 and December 31, 2002, at the discounted value of $44.5 million and $48.5 million, respectively. The discount of $5.5 million and $7.8 million at September 30, 2003 and December 31, 2002 respectively, is amortized using the effective interest method over the term of the debt. Amortization of the original issue discount resulted in additional interest expense of $2.3 million and $2.2 million for the nine months ended September 30, 2003 and 2002, respectively. In February 2002, $3.8 million in face value of FCC notes were assumed by the purchaser of spectrum as described in Note 6.

On September 29, 2003, MetroPCS completed the sale of $150.0 million of its 10¾% Senior Notes due 2011. The senior notes are guaranteed on a senior unsecured basis by all of the Company’s current and future domestic restricted subsidiaries, other than certain immaterial subsidiaries. MetroPCS has no independent assets or operations. The guarantees are full and unconditional and joint and several, and currently there are no subsidiaries of MetroPCS other than the subsidiary guarantors. The senior notes rank equally in right of payment with all of MetroPCS’s future senior unsecured indebtedness, and rank senior to all of MetroPCS’s future subordinated indebtedness. The senior notes are effectively subordinated, however, to MetroPCS’s existing and future secured indebtedness to the extent of the collateral securing such indebtedness. The guarantees of the senior notes rank equally with all of the guarantors’ future senior unsecured indebtedness, and rank senior to all of the guarantors’ future subordinated indebtedness. The guarantees will be effectively subordinated, however, to the guarantors’ existing and future secured indebtedness to the extent of the collateral securing such indebtedness. The net proceeds of the offering (after estimated expenses of $5.5 million, of which $0.6 million is included in accounts payable and accrued expenses) were approximately $144.5 million. The net proceeds will be used to further deploy the Company’s network and related infrastructure, as well as for general corporate purposes. The Company is subject to certain covenants set forth in the indenture governing the senior notes. The Company was in compliance with these covenants at September 30, 2003.

9.    Series D Cumulative Convertible Redeemable Participating Preferred Stock:

In July 2000, the Company executed a Securities Purchase Agreement, which was subsequently amended (as amended, the “SPA”). Under the SPA, the Company sold Series D Cumulative Convertible Redeemable Participating Preferred Stock, par value $0.0001 per share (“Series D preferred stock”). In November 2000, in connection with the SPA, the Company sold $23.2 million of its Series D preferred stock, net of issuance costs of $1.9 million. Additionally, all principal and accrued interest totaling $5.1 million on the 2002 Subordinated Convertible Notes were converted into Series D preferred stock. In January 2001, the Company received $350.0 million in commitments to purchase Series D preferred stock. In March 2001, all conditions regarding the purchasers’ ability to rescind their commitment had been met. As of September 30, 2003 the Company has drawn $314.5 million, including $30.0 million for the nine-month period ending September 30, 2003. In October 2003, the Company called the remaining traunche of $35.4 million.

Dividends accrue at an annual rate of 6% of the liquidation value of $100 per share on the Series D preferred stock. Dividends of $13.6 million and $6.9 million were accrued for the nine months ended September 30, 2003 and 2002, respectively.

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements – (Continued)

(UNAUDITED)

10.    Commitments and Contingencies:

Until April 2005, the Company may be required to share radio frequency spectrum with existing fixed microwave licensees operating on the same spectrum as the Company’s. To the extent that the Company’s PCS operations interfere with those of existing microwave licensees, the Company will be required to pay for the relocation of the existing microwave station paths to alternate spectrum locations or transmission technologies. The FCC adopted a transition plan to move those microwave users to different locations on the spectrum. The FCC also adopted a cost-sharing plan, so that if the relocation of a microwave user benefits more than one PCS licensee, all benefiting PCS licensees are required to share the relocation costs. After the expiration of the FCC-mandated transition and cost sharing plans in April 2005, any remaining microwave user operating in the PCS spectrum must relocate if it interferes with a PCS licensee’s operations, and it will be responsible for its own relocation costs. The Company does not believe the costs to relocate existing microwave station paths to alternate spectrum locations or transmission technologies will be material to the Company’s financial position or results of operations.

The Company has entered into non-cancelable operating lease agreements to lease facilities, certain equipment and sites for towers and antennas required for the operation of its wireless networks.

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. The ultimate disposition of these matters is not expected to have a material adverse impact on the Company’s financial position, results of operations or liquidity.

11.    Effects of Recently issued Accounting Pronouncements:

In November 2002, the Emerging Issues Task Force (“EITF”) of the FASB reached consensus on EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” This consensus requires that revenue arrangements with multiple deliverables be divided into separate units of accounting if the deliverables in the arrangement meet specific criteria. In addition, arrangement consideration must be allocated among the separate units of accounting based on their relative fair values, with certain limitations. The sale of wireless service with an accompanying handset constitutes a revenue arrangement with multiple deliverables. The Company adopted the provisions of this consensus for revenue arrangements entered into beginning after July 1, 2003. The Company has elected to apply the accounting provisions of this EITF on a prospective basis beginning July 1, 2003. The Company will allocate amounts charged to customers between the sale of handsets and the sale of wireless telecommunication services on a relative fair value basis. In most cases, this will result in all amounts collected from the customer upon activation of the handset being allocated to the sale of the handset. As a result of this treatment, activation fees included in the consideration at the time of sale will be recorded as handset revenue. Prior to the adoption of EITF 00-21, the Company had deferred activation fee revenue and amortized these revenues over the average life of the Company’s subscribers. The existing deferred revenue at July 1, 2003 will continue to be amortized.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure,” which is an amendment of SFAS no. 123 “Accounting for Stock-Based Compensation.” This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements – (Continued)

(UNAUDITED)

statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of this statement are effective for fiscal years ending after and interim periods beginning after December 15, 2002. As the Company continues to account for stock-based employee compensation using the intrinsic value method under APB Opinion No. 25, the Company, as required, has only adopted the revised disclosure requirements of SFAS No. 148 as of December 31, 2002 as discussed in Note 4.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others – An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34.” This interpretation expands on the existing accounting guidance and disclosure requirements for most guarantees, including indemnifications. It requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee if that amount is reasonably estimable, and must disclose that information in its interim and annual financial statements. The provisions for initial recognition and measurement of the liability are to be applied on a prospective basis to guarantees issued or modified on or after January 1, 2003. The Company’s initial adoption of this statement on January 1, 2003, did not have a material effect on the Company’s results of operations, financial position, or cash flows. Guarantees issued or modified after January 1, 2003, will be recognized at their fair value in the Company’s financial statements. For the nine months ended September 30, 2003, the Company had no outstanding guarantees.

On January 17, 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46” or the “Interpretation”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. For public entities with VIEs created before February 1, 2003, the implementation and disclosure requirements of FIN 46 are effective no later than the beginning of the first interim or annual reporting period beginning after December 15, 2003. For VIEs created after January 31, 2003, the requirements are effective immediately. The provisions of FIN 46 do not have a material effect on the Company’s financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The Company’s initial adoption of this statement on July 1, 2003 did not have a material impact on its results of operations, financial position, or cash flows. As of September 30, 2003, the Company has no derivative instruments.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. The impact of this statement has no material effect on the Company’s results of operations, financial position, or cash flows.

MetroPCS, Inc. and Subsidiaries

(A Delaware Corporation)

Notes to Consolidated Financial Statements – (Continued)

(UNAUDITED)

12.    Supplemental Cash Flow Information:

The Company accrued dividends related to its outstanding Series D preferred stock of $13.6 million and $6.9 million for the nine months ended September 30, 2003 and 2002, respectively.

The Company accrued $13.9 million and $21.5 million of plant and equipment for the nine month periods ended September 30, 2003 and 2002, respectively.

The Company accrued $1.8 and $4.1 million of microwave relocation costs for the nine months ended September 30, 2003 and 2002, respectively.

During the nine months ended September 30, 2002, the Company sold 10Mhz of spectrum in which $3.8 million of face value FCC debt was assumed by the purchaser.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful. The information in this offering memorandum is current as of January 16, 2004.

$150,000,000

10 3/4% Senior

Notes due 2011

PROSPECTUS

January 16, 2004